

CompoSecure

2023 Annual Report

www.composecure.com

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mitchell Hollin, Chairman of the Board
Partner, LLR Partners

Michele Logan, Director
Co-Founder, Former Executive Chairman

Niloofar Razi Howe, Director
Senior Operating Partner, Energy Impact
Partners

Jane J. Thompson, Director
Founder, Chief Executive Officer of Jane J.
Thompson Financial Services LLC

Brian F. Hughes, Director
Retired, KPMG LLP Partner

Paul Galant, Director
Operating Partner at M. Klein &
Company/Churchill Capital

Jonathan Wilk, Director,
President and Chief Executive Officer

EXECUTIVE OFFICERS

Jonathan Wilk
President and Chief Executive Officer

Amanda Gourbault
Chief Revenue Officer

Timothy Fitzsimmons
Chief Financial Officer

Adam Lowe
Chief Product & Innovation Officer

Gregoire (Greg) Maes
Chief Operating Officer

CODE OF ETHICS

CompoSecure, Inc. has adopted a corporate Code
of Business Conduct and Ethics that applies to
all of its directors, officers and employees. A
copy of the Code of Business Conduct and Ethics
is accessible through the "Investor Relations-
Corporate Governance-Governance Documents"
section of the CompoSecure, Inc. website at
www.composecure.com

CORPORATE HEADQUARTERS

309 Pierce Street
Somerset, NJ 08873 USA
Phone: (908) 518-0500
www.composecure.com

CLASS A COMMON STOCK TRADING

The Company's Class A common stock trades on
the Nasdaq Global Market under the symbol
"CMPO".

ANNUAL MEETING OF STOCKHOLDERS

The Company's Annual Meeting of Stockholders
will be held virtually at 10 a.m. ET on May 30,
2024 via webcast through the link:
www.virtualshareholdermeeting.com/CMPO20
24.

INVESTOR RELATIONS

For additional information, please contact:
Anthony Piniella, Head of Communications
apiniella@composecure.com

Sean Mansouri, Investor Relations
sean@elevate-ir.com

INDEPENDENT AUDITORS

Grant Thornton LLP
186 Wood Ave. S., 4th Floor
Iselin, NJ 08830
Phone: (732) 516-5500

TRANSFER AGENT

Continental Stock Transfer & Trust Company
1 State Street, Floor 30
New York, NY 10004
Phone: (800) 509-5586
www.continentalstock.com

LEGAL COUNSEL

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540
Phone: (609) 919-6600

Dear Fellow Shareholders,

I am proud of our accomplishments in 2023. Our team delivered another record year with $391 million in Net Sales and $145 million in Adjusted EBITDA*. These results were due to strong sales execution, sustained U.S. consumer demand, and our thoughtful approach to managing the business for growth while balancing our investments.

During 2023, we extended long-term contracts with our top two clients, JPMorgan Chase and American Express, and produced more than 31 million metal payment cards—another record. Additionally, we supported more than 150 new and ongoing card programs for our customers, marking a significant increase from 125 programs in the previous year. Further reflecting our market leadership, we were ranked the #1 metal payment card provider by ABI Research, a global technology market intelligence firm.

Throughout the year we drove debt reduction of $23 million, lowering our secured debt leverage ratio to 1.39x at December 31, 2023, and generated robust free cash flow of $55 million. We also added $27 million of cash to our balance sheet at year-end. And we recently announced a $40 million securities repurchase program that will enhance our ability to drive shareholder value.

Innovation remains a critical part of our DNA and we introduced several new technologies in 2023. This included the Echo Mirror card, LED card, and Glass card on the payment card side of the business. We also added cross chain DeFi capabilities, support for more than 10,000 chains, and received designation as a Microsoft FIDO2 security vendor for our Arculus Security and Authentication Platform.

We continued our focus on driving sustainability improvements within operations including a test project to implement waterless cleaning in certain production operations. The new process exceeded our expectations, reducing our water usage in those project areas by 31.5% in 2023. The process is currently being qualified for use in other areas of card production where we hope to see similar water savings. Virtually all our metal card products contain about 65% post-consumer recycled stainless steel, and our ceramic metal hybrid and metal veneer cards received ICMA (International Card Manufacturers Association) Ecolabel Standard certification and verified assurance of card products in the recycled content category.

Looking forward, card issuers anticipate a positive outlook for the year as the U.S. consumer has remained resilient and our customers continue to leverage their metal payment card programs due to sustained demand. We believe we are well positioned to assist our customers in their efforts to drive customer acquisition, retention and spend.

To close out this letter, I want to reflect on CompoSecure's history. Over the past 20 plus years, CompoSecure has turned the metal payment card into a leading brand, acquisition and retention tool for financial institutions and fintechs around the world. Through our innovation and unique designs, we have elevated the metal payment card to a must have for a financial organization's product portfolio and a highly desired lifestyle item by consumers. Today, it is common to hear the unique sound a metal payment card makes when at a restaurant or store, and we see a future where payment cards are used for so much more. By integrating our Arculus technology platform with a payment card, we can continue to provide the elevated experiences people have come to expect along with improved security and seamless access to assets across the physical and digital worlds.

Thank you for your continued support!

Sincerely,

Jonathan C. Wilk

Jon Wilk
President and Chief Executive Officer

Note: Reconciliation of Non-GAAP to GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2023.

www.composecure.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from   to

Commission File Number 001-39687

CompoSecure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**85-2749902**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

309 Pierce Street Somerset, New Jersey 08873

(908) 518-0500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CMPO	The Nasdaq Global Market
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock	CMPOW	The Nasdaq Global Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): ☐

As of June 30, 2023, the last day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common stock outstanding, other than shares held by non-affiliates of the registrant at that date, computed by reference to the closing sales price for the common stock on June 30, 2023, as reported on the Nasdaq Global Market, was approximately $123.4 million (based on the closing sales price of the common stock on June 30, 2023 of $6.86).

As of March 4, 2024, there were approximately 20,574,924 shares of the registrant's Class A common stock outstanding and 59,958,422 shares of the registrant's Class B common stock outstanding.

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Portions of the Company's definitive proxy statement to be filed pursuant to Regulation 14A with the SEC within 120 days after December 31, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K and certain documents are incorporated by reference into Part IV.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report, and the documents incorporated by reference herein, may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although the Company believes that its plans, intentions, and expectations reflected in or suggested by these forward- looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning the Company's possible or assumed future actions, business strategies, events, or results of operations, are forward- looking statements. In some instances, these statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates" or "intends" or the negatives of these terms or variations of them or similar terminology.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, among others, could affect the Company's future results and could cause those results or other outcomes to differ materially from those expressed or implied in the Company's forward-looking statements:

- the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

- the possibility that the Company may be adversely impacted by other economic, business, and/or competitive factors;

- the outcome of any legal proceedings that may be instituted against the Company or others;

- future exchange and interest rates; and

- other risks and uncertainties indicated in this report, including those under "Risk Factors" herein, and other filings that have been made or will be made with the SEC.

These and other factors that could cause actual results to differ from those implied by the forward- looking statements in this report are more fully described in the "Risk Factors" section. The risks described in "Risk Factors" are not exhaustive. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Part I

Item 1. Business

BUSINESS

Unless the context otherwise requires, all references in this subsection to the "Company," "we," "us," "our," and similar terms refer to CompoSecure, Inc. and its consolidated subsidiaries.

Overview

Founded in 2000, the Company is a technology partner to market leaders, fintechs and consumers enabling trust for millions of people around the globe. The Company's innovative metal payment card technology and Arculus security and authentication capabilities deliver unique, premium branded experiences, enable people to access and use their assets, protect their digital identities and ensure trust at the point of a transaction.

Mission and Values

The Company's mission is to combine elegance, simplicity, and security to deliver exceptional experiences and peace of mind in the physical and digital world. The Company's values are embodied in the following key concepts:



Key Product Overview

The Company led the creation and growth of the metal card form factor through its expertise in material science and has been at the forefront of emerging embedded payment card technology (e.g., the evolution of "*tap to transact*"). For more than two decades, through its combination of large-scale, advanced manufacturing capabilities and deep technological expertise, the Company has driven key payment card industry innovations in materials science, metal form factor design, dual interface functionality, and security. The distinct value proposition of the Company's products has resulted in widespread adoption by major banks, financial institutions and fintech innovators to support their acquisition and retention of consumer and business card customers. From 2010 through 2023, the Company produced and sold approximately 175 million metal payment cards worldwide (i.e., credit and debit cards issued primarily on one of the Visa, MasterCard, American Express, Discover payment networks). In 2023 alone, the Company provided metal payment card solutions for more than 150 branded and co-branded card programs, totaling approximately 31 million payment cards sold. The Company's metal payment card solutions have generated, and are expected to continue to generate, a significant base of growing, highly profitable revenue. The Company is now accelerating innovation in secure authentication technology solutions with the launch of Arculus (named for the ancient Roman god of safes and strongboxes). Arculus is a digital security platform with broad industry applicability. Through the convenience of a premium metal card, this technology is designed to solve chronic industry and consumer needs for reliable, trusted and secure authentication solutions - moving beyond passwords, as well as providing enhanced security for storage of digital assets. The Company's Arculus technology is designed to transform a metal payment card into a multifunctional device to support both traditional payments and to act as a '*tap-to-authenticate*' hardware token allowing for passwordless, and hardware-based, multi-factor authentication.

Market Opportunity

Edgar, Dunn and Company, a global financial services and payments consulting firm ("Edgar Dunn"), estimated there were 9.6 billion addressable payment cards in circulation (from total of over 16 billion) globally in 2023, with 4.8 billion addressable payment cards issued in 2023, and estimates total cards issued will grow to 5.8 billion by 2026. Similarly, McKinsey & Company, a leading management consulting firm, estimates that global payment card revenue is expected to grow 6 to 8 percent annually over the next five years, on pace to exceed $3 trillion by 2027. Ongoing payment card innovations, particularly dual-interface ("contactless" or "tap-to-pay") functionality, are expected to support continued physical card use as compared with other payment approaches.

Payment cards are primarily offered by bank issuers through proprietary issuer brands or as co-branded cards that leverage the brand equity and customer base of co-brand partners. Issuers dedicate significant resources to acquire new customers, retain existing customers, and grow customer spend as intense competition drives the need to differentiate their payment card programs. Issuers use advertising and program benefits to attract cardholders and also use brand recognition that relies upon the physical attributes of the payment card itself, including the look, feel and composition of the physical cards.

The Company's metal payment cards offer issuers the opportunity to provide a premium experience to their cardholders as part of a payment card program's overall combination of benefits. Traditional plastic card programs are highly commoditized and have historically relied upon offering benefits such as introductory interest rates, discounts, and rewards to win customers. These benefit costs are variable and can be unpredictable. Use of metal payment cards has become an increasingly key differentiator among payment card programs. Relative to traditional program incentives, the cost of a metal payment card is relatively low and predictable, giving card issuers a strong return on investment for premium metal payment cards provided by the Company.

Metal payment cards were initially designed and marketed to payment card issuers targeting relatively small segments of high-net-worth cardholders. Market acceptance within the high-net-worth segment has led issuers to expand their metal payment card offerings to target mass affluent and other customer segments. Issuance of Metal payment cards has grown quickly but remains in early phases of adoption globally. With an estimated 2023 global addressable market of 4.8 billion payment cards issued, the Company's total penetration is estimated to be less than 0.7%.

The Company believes the payment card market is undergoing a long-term transformation from plastic to metal card form factors. The following key market dynamics support issuer decisions to add metal payment cards to their programs:

• Based on market survey data collected by Edgar Dunn, consumers globally favor metal form factors as superior to existing plastic cards and have even said they would switch banks to obtain a metal payment card. Technological and manufacturing innovations enable the Company to offer issuers an array of different metal form factors, and added features, with a variety of price points to provide issuers competitive differentiation in their card programs. This range of card offerings is expected to continue to drive adoption of metal payment cards across segments in issuer card portfolios (consumer, small business, corporate, etc.) and card types (credit, debit, loyalty, etc.).

• The Company believes that dual-interface metal payment cards are easier to use than most mobile payment platforms, and that entrenched consumer preference for physical form factors are expected to maintain the role of payment cards in the marketplace notwithstanding the introduction of mobile payment platforms such as Apple Pay® and Google Pay®. It is expected that mobile payment platforms will continue to grow, but not replace physical cards as the dominant transaction model. For example, it has been reported that dual-interface cards are being used five times more often than ApplePay® (up from 3.7 times in 2021) and 2.5 times more than all mobile wallets combined (up from 1.6 times in 2021). Dual-interface cards are more popular among consumers for in-person transactions and online transactions, with one study recently reporting that 80% of consumers preferred using a debit or credit card when buying online.

• Card issuers are considering the adoption of new payment card features, including biometrics, dynamic card verification value ("CVV"), and LED display features, among others. The incremental costs of adding these technologies to payment cards favors the use of metal form factors instead of plastic cards. The Company believes metal cards provide a more durable physical housing versus plastic, thus better preserving the integrity and functionality of any added technologies, driving efficiency in issuer acquisition costs.

• Payment cards remain the primary payment instrument at the point of sale. The introduction of dual-interface cards is expected to continue to drive use of physical cards in stores. It has been reported that contactless cards were used in 14% of in-store payments in 2022, twice as much as in 2021. Even with the ongoing global expansion of e-commerce, the need for physical card products is not expected to significantly diminish. After more than two decades of e-commerce activity, it is estimated that less than 16% of total U.S. retail sales in 2023 were completed through e-commerce channels.

The Company's products and services are designed to serve the convergence of large and growing addressable markets supported by increasing business and consumer demand for solutions supporting contactless payments, enhanced security and fraud protection. The Company believes there is a compelling market opportunity to provide payment card issuers, and other existing and prospective metal card clients, secure authentication solutions to meet the growing demand to enhance consumer security, through the use of a premium metal card as a hardware authentication token - *Powered by Arculus*. Today's digital world leaves consumer assets exposed to fraud, hacking and other dangers. Financial institutions, credit card issuers and other businesses are trying to mitigate these dangers, but consumers are faced with antiquated and expensive security solutions that have complicated user experiences including usernames and passwords which remain at risk for being stolen or otherwise compromised. Based on industry reports:

- Identity fraud losses totaled $43 billion in 2022, including fraud scams to obtain personal information from consumers, affecting 40 million U.S. adults, as reported by Javelin Strategy & Research.

- According to the Identity Theft Resource Center's 2023 Annual Data Breach Report, in 2023, there were 3,205 publicly reported data compromises which impacted an estimated 353 million individuals, representing a 78% increase over the prior year.

- Payment card fraud losses worldwide exceeded $34 billion in 2022, which is a 5% increase over the prior year, per WalletHub.com's industry blog.

- Passwords are often identified as the weak link in cybersecurity, with password security issues accounting for 80% of all data breaches globally in 2022, according to Locker.io's industry blog.

- PMNTS.com, an industry journal, has reported that 68% of consumers want to keep passwords off their mobile app login experience.

- Average call center load related to passwords is 30-50% of total volume, as estimated by SOTI.net's industry blog.

- According to the National Consumer Law Center, the U.S. Federal Bureau of Investigation has reported that an estimated $72 million was stolen through SIM-swap attacks in 2022, marking an increase from $68 million in 2021.

- Worldwide damages from SIM swapping attacks estimated to be $6.5 billion in 2023 (a type of identity theft in which an attacker gains control of a victim's mobile phone number by transferring it to a new SIM card), more than double the damages reported in 2021 and more than six times the damages reported in 2019, as estimated by an industry blog.

- Statista, a global data and business intelligence firm, has estimated the market for passwordless authentication products and services to be approximately $21.6 billion for 2024, and is estimated to grow to approximately $53.6 billion by 2030.

Security attacks are increasing and represent a growing concern to consumers and industry participants. Use of secure authentication through a hardware token provides a high level of security for passwordless authentication. The Company's Arculus secure authentication solutions are expected to address the growing need for more secure, but frictionless solutions - for payment card issuers, financial institutions and other businesses seeking to improve their consumer experience.

Growth Opportunities

The Company is a high-growth, profitable technology company, focused on innovative payments, security, and authentication solutions. The Company has a demonstrated track record of achieving growth in operational scale and financial performance, including:

- Card programs served grew from approximately 60 in 2018 to over 150 in 2023; and

- Metal payment card unit sales grew from 12.6 million in 2018 to about 31 million in 2023.

Even with its long-term track record of growth and leadership in metal payment card solutions, the Company's sales volume of payment cards in 2023 represented less than 0.7% of estimated addressable market for payment cards, indicating substantial opportunity for further penetration of the global payment card market. Presently, the Company's metal payment card growth activities are targeted in these primary areas:

Domestic Expansion. In 2023, the Company produced metal payment cards for 8 of the top 10 U.S. card issuers. The Company believes there are substantial opportunities to expand adoption of metal form factors for existing client proprietary and co-branded mass affluent card programs in the U.S. which do not currently offer metal payment cards. The number of issuers adopting metal programs continues to increase, and there has been an increase in card issuers expanding their metal card programs to additional proprietary and co-branded portfolios. The Company's marketing and sales activities target opportunities to expand metal card programs for existing customers in the U.S. and to introduce metal form factors to new card issuer clients in the U.S. The Company has expanded its team of direct sales representatives to target growth opportunities in the U.S.

International Expansion. The Company's net sales from non-U.S. metal payment card programs in 2023 totaled $70 million, nearly four times its 2018 net sales of $19 million from non-U.S. programs. The Company believes that issuers in international markets are still in the early stages of adoption of metal form factors and largely untapped opportunities exist across major markets in Europe, Asia, India, the Middle East, and Latin America. In these regions, issuers are developing awareness of the relatively low cost and attractive economics of metal payment card programs. The Company has continued to grow its team of international direct sales representatives and third-party distribution partners to further support growth in markets outside of the U.S.

Fintech Issuers. Innovative new issuers, including digital challenger banks and other emerging fintechs, are increasingly seeking premium physical touch points to enhance their typically digital-only customer relationships. Fintech is a word formed from the combination of "financial" and "technology" and is used to describe new technologies to deliver financial services to help businesses and consumers manage their financial activities.

Technology and Innovation. Since its founding, the Company's growth has been driven by the transformative security and payments technologies it has developed and commercialized for large, mainstream markets. The Company expects to maintain its technological advantages over competitors with consistent research and development activities to drive new and innovative metal form factors and card features, including the Arculus portfolio of secure authentication and digital asset storage solutions, which provide opportunities for expanded revenue and profitability. In addition to new products and revenue opportunities, the Company's research and development team is continually focused on improvements in manufacturing processes to drive efficiency, increase capacity, improve sustainability, and reduce waste to support enhanced operating leverage and profitability. The Company's use of 65% post-consumer recycled stainless steel in its metal card products is a major sustainability advantage over plastic cards.

Key Products

The Company is a category leader in the design and manufacture of premium metal payment cards. Its metal payment cards are currently issued typically on the Visa®, Mastercard®, American Express®, and China Union Pay® payment networks.

The Company has a track record of more than two decades of pioneering continuous payment card innovation in metal form factors. In 2003, for the American Express® Centurion® program, the Company created the world's first metal payment card and, in 2009, the Company developed the first commercialized metal payment cards with embedded EMV® chips (EMV is an acronym derived from the names Europay, Mastercard and Visa, and is a high-security payment protocol for payment cards which utilizes an embedded microprocessor that, when paired with an EMV® enabled payment terminal, authenticates cardholder transactions; EMV® cards are often called "chip cards). In 2010, for the JP Morgan Chase Sapphire Preferred® program, the Company created the first metal payment card targeting the mass affluent segment, significantly expanding the potential number of cardholders that issuers could address with metal payment cards. In 2017, the Company introduced the first large-scale NFC-integrated dual-interface metal payment cards for the American Express® Platinum® program. NFC refers to the near-field communications protocol which enables RFID (i.e., radio-frequency identification) communications between payment cards and payment terminals. Dual-interface payment cards today comprise the majority of the Company's sales volume because of the speed and convenience they offer to cardholders. In 2022, the Company began offering payment cards with Arculus Authenticate and Arculus Cold Storage functionality. The Company has key US and international patents and trade secrets in many facets of metal card form factors and manufacturing processes, including the integration of NFC technology into metal payment cards.

The Company provides its clients customized and highly differentiated financial payment products in order to support and grow the acquisition, retention, and spending of cardholders. The Company leverages the latest innovations in security and functionality to provide its clients with payment cards that deliver elevated, premium experiences to cardholders. The Company offers a variety of metal payment cards, at different price points and using an array of metal and metal-polymer hybrid constructions, that allow clients to customize their payment card programs to target specific cardholder segments. The Company's payment cards are tailored to specific client and payment card program requirements. The Company's primary metal form factors include:

Embedded Metal	Metal Veneer Lite	Metal Veneer	Full Metal
Metal core with polymer front and back faces	Metal front with polymer back	Metal front with polymer back	Greatest metal density and weight
Features dual-interface technology	Features dual-interface technology	Features dual-interface technology	Features dual-interface technology
Flexible design options	Weighs approximately 13 grams	Can be engraved	Supports 2D/3D engraved graphics
Weighs approximately 12 grams		Weighs approximately 16 grams	Weighs approximately 21-28 grams

Lux Glass™	Echo Mirror™	Ceramic Metal Hybrid
Uses of Corning® Gorilla® Glass with metal bezel	Buffed stainless-steel	Metal front with polymer back
Durable for heavy use	Mirror-like finish and scratch-resistant coating	Black or white ceramic coating
Elegant look and feel with metal sound	Supports laser/mechanical engraving	Supports laser/mechanical engraving
Weighs approximately 8 grams	Weighs approximately 20 grams	Weighs approximately 20 grams

In addition, as payment card issuers face growing demand for enhanced security and other distinctive features for their card programs, the Company in 2022 began offering its customers the opportunity to include the following new and innovative features in their payment cards:

• **Biometric cards** - This feature adds on-card biometric sensors for added security. The Company offers a fingerprint sensor on the card body so that the card can only be used at point-of-sale by the cardholder who has enrolled their unique fingerprint to the card, which is stored in the chip module in the card.

• **Dynamic CVV** – Adding dynamic CVV technology to metal cards as an additional security feature converts the 3-digit CVV code from a static number printed on the back of the card to one on a tiny e-ink screen that refreshes periodically. As the cardholder must physically possess the card to have all the necessary information to make a purchase, this technology aims to fight the $32 billion payment card fraud crisis facing the credit card industry.

• **LED** – This feature can be added to the Company's Metal Veneer cards, enabling the issuing bank logo (or other elements) on the face of the card to light up with LEDs when a contactless transaction is initiated at the point of sale.

Arculus Business Solutions: The Company's Arculus technology is designed to transform a metal payment card into a multifunctional device to support both traditional payments and to act as a '*tap-to-authenticate*' hardware token allowing for passwordless and hardware-based multi-factor authentication. Leveraging a familiar form factor (payment card) as an authentication key allows for a frictionless user experience, delivers improved security, and continues to enhance the brand for card issuers and co-brand partners. The Arculus Business Solutions offer customizable security features that can be seamlessly integrated into the Company's premium metal cards to drive consumer acquisition for the Company's clients and a high-quality experience for their consumers. The Company believes its Arculus technology elevates the digital security experience for consumers by seamlessly integrating secure authentication and/or cold storage capabilities into their everyday wallets.

The Company's primary Arculus Business Solutions are:

• **Payments + Arculus Authenticate** – The Arculus Authenticate solutions can be seamlessly integrated and paired with the Company's payment cards, allowing consumers to make secure transactions and gain secure access to personal accounts, all from the same metal card. This custom security solution enables card issuers and other businesses to build multi-factor authentication solutions for their customers, through the convenience of the Company's premium metal cards — *Powered by Arculus*. Arculus Authenticate is a customizable feature designed to fit into each client's information technology infrastructure with ease, enabling them to meet the specific needs of their customers. With over 24 billion passwords exposed by hackers in 2022 alone, Arculus Authenticate provides a more secure option for businesses and their customers, offering a best-in-class, passwordless and hardware-based, secure authentication experience. The Arculus Authenticate solutions are FIDO2 certified, and the Company has obtained approval by Mastercard and Visa to produce metal payment cards with authentication capabilities. FIDO2 refers to Fast Identity Online, a technology which enables users to leverage common devices to easily authenticate to online services in both mobile and desktop environments. The Arculus Authenticate solutions allow clients to generate and store their FIDO2 security key on a custom branded metal card, rather than a clunky and generic USB dongle or other hardware token, resulting in a smooth customer experience and increased brand loyalty with each *tap-to-authenticate* interaction.

• **White-Labeled Cold Storage** – The Company provides white-labeled cold storage wallets in the form of a premium metal cards, to give consumers the ability to make transactions and store the private keys to their digital assets in the same metal cards. The Arculus Cold Storage solutions work across exchanges, marketplaces, and platforms to bring convenience into the world of self-custody — allowing consumers to simply and securely access their digital assets.

• **Payments + Arculus Cold Storage** – The Company provides the combination of Arculus Cold Storage combined in premium metal payment cards to give consumers the ability to make transactions and store the private keys to their digital assets in the same metal cards. The Arculus Cold Storage solutions work across exchanges, marketplaces, and platforms to bring convenience into the world of self-custody — allowing consumers to simply and securely access their digital assets. As digital assets try to establish their value in the world, card issuers offering metal payment cards featuring Arculus Cold Storage signal a future-forward mindset to their customers. The Arculus Cold Storage solutions can integrate directly into existing card issuer infrastructures. Arculus technology is built to fit with and promote client branding. From white-labeled mobile applications to custom metal cards, Arculus provides secure solutions that amplify client brands into their consumer's everyday wallets.

• **Payments + Arculus Authenticate + Arculus Cold Storage** – The Company also offers combined its Arculus Authenticate solutions and Arculus Cold Storage solutions to enable card issuers and other businesses to build multi-factor authentication solutions for their customers and offer consumers the ability to make transactions and store the private keys to their digital assets – all on the same metal cards.

Consumer Products: For consumers, the Company launched Arculus in October 2021 with the introduction of the Arculus Cold Storage Wallet for simple and secure storage of digital assets for consumers. The Arculus Cold Storage Wallet, is a revolutionary cold storage wallet for securing digital assets. The risk of loss of valuable assets by consumers and other industry participants is driving the need for more advanced security solutions to protect these digital assets against fraud and theft. It is estimated that about $1.7 billion of cryptocurrencies was stolen in 2023 with the number of individual hacking incidents growing from 219 to 2022 to 231 in 2023. The Company believes the use of the Arculus Cold Storage Wallet could substantially reduce the risk of catastrophic loss of valuable assets. Wallets enable users to access and monitor their digital assets and initiate transactions. Hot storage wallets generate and store private and public keys and digitally sign transactions within Internet-connected devices where storage of the keys is hosted by a third-party custodian. For example, digital asset exchanges today typically provide their customers hot storage wallets with the exchange having custody of the user's private keys (which refers to codes needed for a user to access their digital assets). By contrast, cold storage wallets store private keys in the custody of the user, eliminating custodial-based security vulnerabilities. Though typically more convenient for day-to-day transaction activity than cold storage, Hot storage wallets are more prone to risk of fraud and cyber-theft, as well as the risk of bankruptcy, withdrawal freezes and other liquidity risks of hot storage wallet operators. Even in light of the recent turmoil in the digital asset markets, the Company believes digital assets will continue to have a significant impact on new global financial and security frameworks and will present significant monetization opportunities. Crypto.com reported that global cryptocurrency users increased 34% in 2023 from 423 million in January 2023 to 580 million in December 2023. Statista reported 6 million cryptocurrency wallets (inclusive of hot and cold storage) at year end 2016. This figure grew to an estimated 92 million by year end 2023. The cold storage market is nascent but projected to grow rapidly, as consumers increasingly seek out enhanced security for storage of their digital assets and look to maintain custody of their private keys.

Arculus protects digital assets with a secure and convenient metal card and mobile application, giving the user control of their private keys. The Arculus Cold Storage Wallet utilizes a three-factor authentication solution, comprised of (i) a biometric feature found on the vast majority of mobile devices, requiring the physical presence of the registered user - *something you are*, (ii) a personal identification number, or PIN, which is stored in the secure element of the card - *something you know*, and (iii) possession of the metal card itself and presentation of that card to the mobile device using the Arculus mobile application - *something you have*. The card is a premium, metal card with a chip module and antenna used to enable the card to communicate with a smart phone or similar NFC-enabled device operating the Arculus mobile application for "*tap-to-transact*" functionality. By simply tapping the card to the back of the phone, the user can digitally sign transactions with their private keys, which are generated using advanced cryptography and stored on the card. The companion mobile application is available as a free download on the Apple Store® and Google Play® store. The Arculus metal card was designed, and is manufactured, by the Company at its existing manufacturing facilities.

The Arculus Cold Storage Wallet allows users to easily and securely buy and swap digital assets, providing the convenience of hot storage with the security of cold storage. Commercial sales of the Arculus Cold Storage wallet commenced in the fourth quarter of 2021. Compared with existing cold storage wallet products available in the market, the Arculus Cold Storage Wallet offers a secure, user-friendly, and feature-rich solution that utilizes the Company's expertise in NFC-integrated metal card design and production. In 2022, the Arculus Cold Storage Wallet was recognized by ABI Research, an independent industry research firm, as the most innovative cold storage hardware wallet in the industry. The Arculus Cold Storage wallet supports specific digital assets, including Bitcoin, Ethereum, non-fungible tokens (NFTs) and others, and the Company plans to increase the number and type of digital assets supported. Updated support lists are maintained on the Company's Arculus consumer website at www.getarculus.com.

To the Company's knowledge, the following features of the Arculus Cold Storage Wallet are unique in the industry as such features are not currently available in the wallet offerings of the Company's primary competitors:

•   **Cold Storage**: Private keys remain in an offline environment kept in a metal card using a CC EAL 6 secure element (which refers to Common Criteria Evaluation Assurance Level 6, an international standard established by www.commoncriteriaportal.org, which is used to evaluate the security implementation in information technology software and hardware).

•   **Three-Factor Authentication**: Advanced security across: (1) biometric (i.e., fingerprint and/or facial recognition); (2) personal identification number (PIN); and (3) NFC connection with the Arculus card.

- **Innovative Form Factor**: Digital asset key storage solution contained in a slim, metal card form factor, which does not require a battery or charging, offering a premium user experience and heightened hardware protection through an easy-to-use, NFC connection ("*tap-to-transact*").

- **Fully Featured Mobile Application**: Easily send, receive, purchase and swap digital assets.

The Company has arrangements in place with third party liquidity partners to provide Arculus customers with digital asset purchase and/or swap transactions. In addition, Arculus customers can effect peer-to-peer/send & receive transfers using the Arculus Cold Storage Wallet and three-factor authentication technology, providing the end user significantly more protection against theft, fraud and hacking as compared to the use of custodial hot storage.

Competitive Strengths

As a pioneer in payments and security technology, the Company possesses key competitive differentiators it leverages to expand its leadership position in metal payment card solutions and in commercializing Arculus secure authentication and digital asset storage solutions. These differentiators include:

Innovation. The Company has been a leader and innovator for decades in the payment cards industry, including the first metal payment card (2003), the first mass affluent metal payment card (2010), the first metal "*tap-to-pay*" credit card (2016), the first metal NFC-enabled cold storage hardware device (2021), the first metal NFC-enabled hardware authentication token (2022), and a pipeline of new product features including LED display features, biometric security features, glass and mirror-finish payment card constructions, dynamic CVV, and product and solution expansion planned for the Arculus platform. In addition to new products and revenue opportunities, the Company's research and development efforts are continually focused on improvements in manufacturing processes to improve efficiency, increase capacity, improve sustainability, and reduce waste to support enhanced operating leverage and profitability.

Embedded Client Relationships. The Company has been serving its two largest clients, American Express and JP Morgan Chase, for nearly sixteen years, building strong relationships with key personnel. For these major and numerous other clients, the Company has produced metal payment cards for over 150 card programs, including issuer proprietary and co-branded programs. The Company has also steadily grown the number of customers it serves, increasing from approximately 30 in 2016 to more than 125 in 2023.

Scale. In 2023, the Company produced approximately 31 million metal payment cards. Leveraging its manufacturing and support facilities in Somerset, New Jersey, the Company has developed the ability to provide volume and quality at a scale the Company believes is much larger than current metal payment card competitors' existing metal card output. The Company believes that its ability to produce metal payment card volume and quality at scale is critical to the success of very large payment card programs, while also driving manufacturing efficiencies and related cost advantages. In addition, the Company has separate manufacturing operations designed to optimize smaller quantity production runs for pilot or specialized card programs.

Patents and Trade Secrets. Leveraging its decades of experience, the Company has developed extensive trade secrets in creating graphic effects on metal cards, heavily customized equipment and machinery and proprietary coatings, as well as the knowledge and ability to blend various metals and polymers to create unique composites. The Company has a strong focus on protecting its proprietary intellectual property. As of February 2024, the Company had more than 60 U.S. and foreign (utility and design) patents issued, more than 35 U.S. and foreign (utility and design) patent applications pending, and new technologies under development. The Company expects to continue to develop innovations for payment card form factor design, components and manufacturing methods, many of which are reflected in patent applications, which may also include further technological innovations for the Arculus platform.

Clients

The Company maintains trusted, highly-embedded and long-term customer relationships with an expanding set of global issuers. The Company has developed long-term relationships with its largest customers, including nearly twenty years with American Express and nearly sixteen years with JP Morgan Chase, across multiple RFP cycles with both companies.

The proven value proposition of the Company's premium metal payment cards supports card issuers' acquisition and retention of consumer and business card customers. For each of its largest issuer relationships, the Company serves numerous distinct issuer-branded and co-branded card programs, diversifying the Company's revenues even within individual clients.

For example, the Company supports the following proprietary and co-branded programs:

Issuer/Reseller	JPMorgan Chase	American Express
Proprietary Programs	Sapphire Preferred®	Centurion®
	Sapphire Reserve®	Platinum®
	JPM Reserve®	Gold®
	Ink®	
Co-Branded Programs	Amazon Prime®	Amazon Prime Business®
	Whole Foods®	Marriott®
	United®	Delta®
	Marriott®	Air Canada
	Hyatt Business®	
	Disney®	

These card portfolios create recurring revenue streams driven by issuer demand for the Company's metal payment cards to support new customer acquisition and replacement card activity for lost and stolen cards, account fraud, and natural card reissuance cycles that occur each year.

As payment card issuers seek ways to drive differentiation in their market, the Company's premium metal payment cards have become a key component of its clients' customer-facing marketing messages. Moreover, issuers who do not offer a premium card product are increasingly realizing that they risk losing market share.

The Company and its major clients have entered into multi-year master agreements which provide general terms and conditions. These clients then typically provide single-order, blanket-order and/or multi-year statements of work which set forth prices and quantities of payment cards. For most other clients, the relationship is governed by individual purchase orders instead of master agreements.

The Company's largest clients are American Express and JP Morgan Chase. Together these clients represented 70.5% (or individually, approximately 28.8% and 41.7%, respectively) of our net sales for the year ended December 31, 2023, and 67.3% (or individually, approximately 34.7% and 32.6%, respectively) of our net sales for the year ended December 31, 2022.

The current statement of work issued pursuant to the Company's master services agreement with American Express (the "Amex Agreement") was extended during 2023, and will be up for renewal on July 31, 2026. Typically, the Company renews such client agreements upon their expiration in the ordinary course of business. Under the Amex Agreement, American Express reserves annual capacity of products and is required to order a certain percentage of that capacity from the Company, and the Company may charge American Express for a portion of that capacity even if American Express orders below capacity for any given year. Subject to compliance by American Express with any existing purchase commitments and in line with industry common practice, American Express may terminate the Amex Agreement (i) for convenience pursuant to written notice, or (ii) for cause if the Company commits a material breach and does not remedy it within a prescribed time period. The Company may terminate the Amex Agreement if American Express does not make required payments, and does not remedy the non-payment within a prescribed time period. In addition, subject to compliance by American Express with any existing purchase commitments, American Express may terminate individual orders entered into under the Amex Agreement with prior written notice.

The Company's master service agreement and related statement of work with JP Morgan Chase (the "Chase Agreement") was extended during 2023, and will be up for renewal on December 31, 2028. Typically, the Company renews such client agreements upon their expiration in the ordinary course of business. Under the Chase Agreement, JP Morgan Chase agreed to purchase its metal payment cards only from the Company during the term of the Chase Agreement. Under the Chase Agreement, JP Morgan Chase reserves annual capacity of products. Subject to compliance by JP Morgan Chase with any purchase commitments to the Company and in line with industry common practice, JP Morgan Chase may terminate the Chase Agreement (i) for convenience pursuant to written notice, or (ii) if the Company commits a material breach and does not remedy it within a prescribed time period. The Company may terminate the Chase Agreement if JP Morgan Chase does not make required payments, and does not remedy the non-payment within a prescribed time period.

Sales and Marketing

The Company markets and sells its metal payment card products to U.S. and international card issuers, as well as distributors and resellers, primarily for international card markets. Sales activities are designed to develop and foster deep relationships with key payment cards issuers throughout the world. Through these activities, the Company works to strengthen relationships and expand metal payment card programs with existing clients and to identify and complete sales to new clients. The Company has two primary sales channels, as follows:

Direct Sales. The Company has direct sales representatives in the U.S., Europe, Asia and South America, supported by client relationship managers and solutions architects. The Company establishes direct engagement between its sales team and issuers in various regions across the world, with success driven by an iterative and collaborative process. The Company's sales team focuses on issuer portfolios on a program-by-program basis.

Indirect Sales. The Company has been expanding its relationships with a variety of card ecosystem partners, such as plastic card manufacturers and personalization partners throughout the world. Personalization is the process of encoding, programming and printing, embossing or laser engraving a payment card with the cardholder's name, account number and other information. These relationships enable the Company to reach more card issuers, some of whom prefer to run all card purchasing through their existing relationships. Distribution partners are able to offer their customers a broader range of card form factors and special features, bringing the Company into a sales process as the metal payment card expert, as well as the secure authentication and digital asset storage solutions expert. The Company's distribution partners operate global sales teams. In these relationships, the Company typically sells its metal payment cards to its distribution partners at a wholesale price and the distributor then resells the cards to its customers, typically on an integrated basis with the distributor's personalization, fulfillment and other card-related services (with prices to their customers under the sole control of the distribution partner). The Company also uses a variety of marketing communications, including conferences and trade show attendance, print and digital advertisements and social media marketing, targeted at card issuers and consumers, and designed to demonstrate and expand the demand for metal payment cards.

Business-to-Business Sales. The Company targets marketing and sales of its Arculus Business Solutions to existing payment card issuer clients and their co-brand partners, as well as other traditional financial institutions, fintech companies, digital asset exchanges and other businesses. For example, the Company offers a partner-branded (or "white-labeled") version of the Arculus Authenticate and the Arculus Cold Storage solutions, as well as other Arculus products and/or services. The Company believes this model solves the client's need to provide their consumers enhanced security. The Company believes these targeted sales and marketing activities will drive the Arculus portfolio of solutions to consumers through a variety of channels, while also diversifying the Arculus revenue streams into a combination of hardware sales and recurring revenues from transaction processing fees, subscription fees and licensing fees.

Business-to-Consumer Sales. The Company's direct-to-consumer strategy expects to generate sales via the Internet, physical retail and other channels. The Company's online direct-to-consumer strategy includes selling products through its own Arculus-branded e-commerce website, as well as other Internet distribution channels, including Amazon.com®, Walmart.com®, NewEgg.com®, and other online distributors.

Competition

The market for payment cards is highly competitive. The Company competes with providers of other incentives and initiatives, including rewards programs and traditional plastic card manufacturers. The Company also competes with several other manufacturers of cards containing some metal. However, most of the Company's competitors in card manufacturing are large, diversified businesses with areas of strategic focus outside of the payment cards market, and their card operations focus primarily on lower margin plastic card manufacturing. The Company believes that most competitive metal card manufacturers have substantially less production capacity, less technical expertise in the metal form factor, a limited selection of metal card designs and constructions, and less extensive supplier relationships for the raw materials needed for metal cards. The Company's metal card products compete with other card manufacturers, including Idemia France S.A.S., Thales DIS France SA, CPI Card Group, Giesecke & Devrient GmbH, Federal Card Systems, Kona I, BioSmart Co., Ltd., and ICK International.

Competitive factors in selling metal payment cards include primarily product quality, the ability to manufacture high volumes of cards, the ability to deliver finished cards on fixed schedules enabling card issuers (and their personalization partners) to meet consumer demand for metal payment cards, the range of products offered, innovation in metal form factor design and construction and technological innovation to enhance the cardholder experience, product features and price. The Company competes favorably across all of these factors, in the following ways:

• The Company is the pioneer and market leader in production of metal payment cards, with over two decades of experience in designing and manufacturing metal payment cards to meet the needs of large card issuers and brands, and maintains its leadership of bringing innovation to the payment card marketplace.

• The Company has the facilities, personnel, manufacturing equipment, and processes to manufacture metal payment cards at scale while maintaining high quality standards.

• The Company has developed valuable relationships with clients, raw material suppliers, personalization partners, distributors, and equipment manufacturers.

• The Company maintains long-term contracts with its largest clients, which are also some of the largest card issuers in the world, across a diversified portfolio of proprietary and co-brand payment card programs.

The market for digital security, authentication and digital asset storage products and services is highly fragmented today. The Company's Arculus Business Solutions compete for business sales with other providers of security, authentication and digital asset storage products and services. The Company offerings of Arculus Authenticate and Arculus Cold Storage, and its ability to combine payment cards with secure authentication and digital asset storage solutions, positions the Company to address a specific, growing need of payment card issuers, fintechs, and other businesses seeking to enhance their customers' security. The Company's primary competitor in the secure authentication solutions market is Yubikey®, which is a stand-alone hardware device typically connected to a computer for authentication functionality.

The market for cold storage is highly competitive. Presently, most cold storage wallets are sold directly to consumers, and the Company faces competition from existing products and potential new product launches from existing storage businesses and new entrants. However, most of the Company's competitors in the cold storage wallet market do not presently offer products and services with the range of security features and enhanced user interface/user experience of the Arculus Cold Storage Wallet. The Company's primary competitors in the cold storage wallet market include Ledger SAS, Trezor®, CoolWallets®, KeepKey®, Coldcard™, BitBox®, Ballet™, and Ellipal®, among others.

Cold storage wallets also compete as a category of products against hot storage wallets to serve digital asset holders. Hot storage wallets generate and store private keys and public keys and digitally sign transactions within Internet-connected devices where a digital asset holder's private keys are under the custody of a third party, typically in a cloud-based, hosted environment that may be vulnerable to cyber-theft. Consumers are increasingly shifting to self-custody of their private keys via cold storage wallets for the enhanced security benefits. Further, the Company also believes that its Arculus Cold Storage Wallet delivers a cold storage solution that eliminates much of the user experience friction historically associated with competing legacy cold storage wallet products. The Company

provides a physical, branded touchpoint through the sleek metal card that the Company believes will be preferred by financial institutions and other branded stakeholders in the market for digital assets over less tangible, digital-only hot storage Wallets. Hot storage wallets and related solutions include wallets typically provided by digital asset exchanges to their customers and the related backend software solutions enabling hot storage wallets.

Manufacturing

The Company designs and manufactures its metal payment cards using highly specialized equipment, significantly modified to meet the Company's particular production methods and card constructions. The Company's engineers have designed and implemented proprietary equipment modifications, process automation, and efficiency initiatives to drive significant improvements in manufacturing scale and productivity. The rollout of these initiatives is an ongoing process and continues with an increased focus on automation throughout the manufacturing process, which is expected to result in further improvements in manufacturing yields and labor efficiency, enabling the Company to meet client demand and withstand competitive pricing pressures. The Company's research and development personnel bring substantial expertise in material science enabling the Company to design and produce difficult-to-replicate metal form factors, and to be a leader in technological innovations for payment cards.

Payment cards require high security throughout the manufacturing process, and the Company maintains extensive policies, procedures and staff to assure compliance with the payment card industry security standards, payment network and client requirements.

The Company's manufacturing operations are designed to meet the needs of its diverse range of client payment card programs. The following diagram demonstrates the Company's role in the payment card marketplace:


Merchant
Acquirer
Network
Issuer
Cardholders
Deep Metal Card Program Collaboration
Cardholder Information
Cards Shipped to Cardholders
Suppliers
CompoSecure
Personalization Partners
1 Raw Materials Suppliers
– Extensive network of raw materials suppliers provide CompoSecure chips, metal, adhesives, and other inputs for card production
2 Card Design, Technology Integration, and Production
– CompoSecure designs metal payment cards in close collaboration with its issuer clients
– CompoSecure utilizes highly customized equipment and proprietary processes for card production
Volume-Based Revenue Model
(Unit Price x Order Volume)
– Unit price is negotiated based on card design and expected volumes
– CompoSecure maintains multi-year contracts with the largest metal payment card issuers in the world
3 Personalization Partners
– CompoSecure ships metal cards to its issuer clients' personalization partners who add the cardholder information, encode the chip, and ship the completed cards to cardholders

The Company leases an aggregate of approximately 241,000 square feet in five (5) facilities, all located in Somerset, New Jersey (U.S.A.), enabling the Company to manufacture its products on an integrated basis across its facilities. The Company uses high-security ground freight (such as armored vehicles) for delivery of finished payment cards to the Company's clients or, more frequently, directly to personalization partners selected by the Company's clients. Personalization partners provide cardholder personalization and fulfillment services.

Supply Chain

The Company has developed and maintains a valuable and extensive network of suppliers, which provide the Company with EMV chips, various types of metal, adhesives, signature panels, magnetic stripes, payment network logos (including holographic) and other materials for payment card production. The Company believes that the raw materials needed to produce its payment card products are available from multiple sources at reasonable prices In light of recent chip shortages, the Company has established a multi-year purchase commitment with one of its EMV chip suppliers. As a result, the Company presently does not anticipate any raw materials shortages. The Company obtains its raw materials from suppliers located in the U.S., Japan, China, Italy and France. Primary suppliers for EMV chips are leading semiconductor manufacturers. The Company maintains constant vigilance concerning supply chain risks and evaluates alternate suppliers to assure availability, quality, performance, service, price and other features.

Research and Development & Intellectual Property

The Company's research and development team is comprised of material scientists, engineers and technicians devoted to the invention and development of new metal form factors, card features, secure authentication and digital asset storage technology and applications. The work of the research and development team is then made available by the Company's sales team to its existing and new customers, and rapidly deployed into the Company's manufacturing operations for production of customer orders.

The Company has extensive and global intellectual property rights, such as design and utility patents and patent applications, trade secrets, confidential information, trademarks, service marks, trade names, and copyrights. The Company also maintains licensed rights to certain manufacturing technology relating to dual-interface antennae, and may, from time to time, enter into similar commercial agreements if needed or desirable for its manufacturing operations.

The Company relies on a combination of registered (such as patents, trademarks, service marks, etc.) and unregistered (such as trade secrets, confidential information, etc.) programs for its intellectual property protection throughout the world. As of February 2024, the Company had more than 60 U.S. and foreign patents issued, more than 35 pending U.S. and foreign patent applications, 18 families of U.S. and foreign trademarks/service marks registered and/or applied for across 27 jurisdictions. The Company's 39 distinct utility patent families have an average remaining lifetime of over 12 years (of their 20-year terms from filing date, assuming eventual grant and all annuities paid); its 8 design patent families have an average 79% of their remaining lifetime remaining (of 10 – 25-year terms, depending upon jurisdiction), and its registered trademarks/service marks have ten-year terms renewable indefinitely with ongoing use. The Company expects to continue to develop innovations for payment card form factor design, features, components and manufacturing methods, as well as secure authentication and digital asset storage solutions, many of which are reflected in patent applications.

Government Regulations

The payments industry is generally subject to extensive government regulation — both in the United States and internationally (where its products are sold, including in the UK, the EU and Asia) — and any new laws and regulations, or industry standards or revisions made to existing laws, regulations or industry standards (or changes in interpretations or enforcement) affecting the payments industry may materially or adversely affect the Company's business.

As a metal card supplier, the Company has obtained and maintains certifications from the payment networks enabling the Company to manufacture payment cards that operate on their networks. payment network certification requires compliance with the payment card industry security standards for physical card characteristics and for card manufacturing operations and facilities. The payment networks and their member financial institutions routinely update, generally expand and modify applicable requirements. Any changes in payment network rules or standards that increase the cost of doing business or limit the Company's ability to manufacture payment cards that operate on their networks may adversely affect the results of operations of the Company's business. The Company is required to submit to periodic audits, self-assessments, or other assessments of its compliance with the payment card industry security standards. The Company has maintained payment network certifications for many years and believes that it can continue to renew such certifications. The Company also recognizes that the expensive and complex certification process, and the operational compliance required to obtain and maintain certification, acts as a significant barrier to new businesses seeking to enter the payment cards market.

The Company ships certain of its products to customers (or their personalization partners) located in the UK, the EU, India, Asia, the Middle East and Australia. In connection with such shipments, the Company is sometimes required to comply with import regulations and related procedures. In addition, the products which the Company ships to non-U.S. locations are designed and manufactured to comply with the requirements of the payment networks located in those locations, including American Express, Visa, MasterCard and JCB, among others

In addition, the Company is prohibited from doing business with individuals, entities, countries, and territories that are targets of economic or trade sanctions that the U.S. Department of the Treasury's Office of Foreign Assets Controls ("OFAC"), the U.S. Department of Commerce's Bureau of Industry and Security, and various foreign authorities administer or enforce. If the Company's compliance programs are found to be deficient, it could lose key relationships with clients or their personalization partners. Fines or penalties for violations of these rules may be severe and efforts to remediate any violations issues may be costly, may result in diversion of management and staff time and effort, and may still not guarantee compliance.

The Company's metal payment card fabrication business does not receive any cardholder personally identifiable information, as that information is handled directly by the Company's clients or their personalization partners. As a result, the Company's payment card operations are not directly subject to compliance with federal, state and foreign privacy statutes and regulations relating to protection of such information.

Digital assets are recent technological innovations, and the regulatory schemes to which these digital assets may be subject have not been fully explored or developed. Regulation of digital assets varies from country to country as well as within countries. In some cases, existing laws have been interpreted to apply to digital assets, while in other cases, jurisdictions have adopted laws, regulations or directives that specifically affect digital assets, and some jurisdictions have not taken any regulatory stance on digital assets and or have expressly declined to apply regulation. Accordingly, there is no clear regulatory framework applicable to our Arculus Cold Storage Wallet, or to digital assets, and laws that do apply at times may overlap.

Other than customary consumer marketing rules, the Company believes that, currently, there is no single uniformly applicable U.S. or international legal or regulatory regime governing its Arculus Cold Storage Wallet products. However, it is possible that governments in the U.S. and other jurisdictions may apply existing laws and regulations, or enact new regulations applicable to, Arculus Cold Storage Wallet products and activities.

Recent adverse market events in the digital asset space have led to increased attention and scrutiny by regulators, legislators and market participants alike. These market events include, among other things, the high-profile bankruptcies and insolvencies of several well-known digital asset-focused entities, most notably FTX and its affiliates, as well as litigation and regulatory enforcement actions. In addition, bankruptcy and other courts are and will be faced with novel questions, including concerning the ownership of digital assets held by custodians, the enforceability of customer terms and conditions and the priority of creditors. For those reasons, if new laws governing digital assets are adopted, it is possible that they will require greater transparency and disclosure and that they will become more restrictive, rather than more liberal or flexible, to market activities. In addition to new civil and criminal enforcement actions by U.S. regulators, developments in ongoing enforcement-related litigation could have a material effect on the U.S. regulatory treatment of digital assets.

It is possible that such regulatory initiatives could have an impact on cold storage wallets which facilitate transactions in digital assets, such as the Arculus Cold Storage Wallet. The Company expects that support for storage and peer-to-peer transfers, as well as support for purchase and swap transactions may, in the future, include additional or exclude previously supported digital assets. The Company's decisions on whether to support purchase and swap transactions in particular digital assets will be based on a combination of consumer demand, technical integration capabilities, regulatory compliance, third-party partner capabilities and management discretion. There is substantial regulatory uncertainty concerning whether certain digital assets may be deemed "securities." digital assets determined to be securities under applicable laws would subject such assets to the regulatory framework of such laws, including (among others) registration requirements for the securities and licensing or registration requirements for businesses that trade in such securities. In order to determine whether a particular digital asset is a security prior to supporting purchase and swap transactions on the Arculus Cold Storage Wallet in such digital asset, the Company relies upon legal and regulatory analysis of legal counsel with expertise in the digital asset industry. The Company does not believe the storage and peer-to-peer/send & receive functionality provided by the Arculus Cold Storage Wallet involves purchases, sales or other transactions effected by the Company (or any party other than the sender and the recipient). Further, the Company is not compensated for such user-directed activities. However, it is possible that regulators may determine that user-directed peer-to-peer transfers using the Arculus Cold Storage Wallet would require registration and compliance with broker-dealer and/or securities exchange regulations. If the Company is found to be in violation of the federal securities laws, the Company could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on the Company.

The Company does not presently buy, swap or exchange digital assets for its Arculus Cold Storage Wallet customers. Instead, all purchase and swap transactions by consumers using the Arculus Cold Storage Wallet are presently executed between the consumer and one or more third-party partners. To the extent digital assets are designated by regulators as securities or commodities, the Company may need to partner with third-party registered securities or commodities brokers or dealers, or exchanges, to facilitate purchase and swap transactions by Arculus Cold Storage Wallet customers. If the Company is not able to obtain such partnering arrangements or if a regulator determines that such partnering arrangements, standing alone, do not relieve the Company of an independent licensing obligation, and if the Company does not itself register as a broker, dealer or exchange, the inability to support purchase and swap transactions in such digital assets could have a material adverse effect on the Company's business, financial condition and results of operations.

It is possible that any jurisdiction may, in the near or distant future, adopt laws, regulations, interpretations, policies, rules or guidance directly or indirectly affecting a digital asset network, generally, or restricting the right to acquire, own, hold, sell, convert, trade, or use digital assets, or to exchange digital assets for either fiat currency or other virtual currency.

As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, have been examining the operations of digital asset networks, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of exchanges or other service providers that take custody of digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed to investors in digital assets. In addition, federal and state agencies, and other regulatory bodies in other countries have issued rules or guidance about the treatment of digital asset transactions or requirements for businesses engaged in digital asset activity. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against digital asset businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital asset activity with respect to digital assets. Accordingly, government authorities may engage in future actions that interpret existing laws and regulations, or propose new ones, to regulate certain wallet providers as intermediaries in digital asset transactions. In addition, governments or regulatory authorities may impose new or additional licensing, registration or other compliance requirements on participants in the digital asset industry, which may include the Company's present or future Arculus Cold Storage Wallet activities. For an additional discussion of regulatory risks related to future government actions, please see "Risk Factors — Regulatory changes or actions may restrict the use of the Arculus Cold Storage Wallet or digital assets in a manner that adversely affects the Company's business, prospects or operations". These ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in digital asset derivatives and/or the ability of the Arculus Cold Storage Wallet to continue to operate.

Various foreign jurisdictions may adopt policies, laws, regulations or directives that affect digital assets or a digital asset network, generally. The effect of any existing regulation or future regulatory change on the Arculus Cold Storage Wallet or digital assets is impossible to predict, but such change could be substantial and adverse to the Arculus Cold Storage Wallet. Various foreign jurisdictions have, and may continue to in the near future, adopt laws, regulations or directives that affect digital assets, particularly with respect to digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in these jurisdictions as well as in the United States and elsewhere, or otherwise negatively affect the value of digital assets.

Positively Impacting our Environment and Community

To solidify the Company's long-standing commitment to making sustainable choices, in 2022 and 2023, the Company began a strategic project to formalize its approach to environment, social and governance matters ("ESG"). The Company's ESG efforts are driven by a management ESG Committee, led by the Chief Operations Officer, joined by the Chief Transformation Officer, General Counsel and Head of Corporate Communications. The ESG Committee, working across all key business functions, is responsible for the development and implementation of the Company's ESG program, which includes assessing our existing ESG efforts, understanding stakeholder perspectives, identifying areas for improvement that align with our business, and working collaboratively to support programs designed to implement and assess our ESG initiatives. The Company's Board of Directors provides support for and oversight of our ESG program.

The pillars of the Company's ESG program are:

- Positively Impacting our Environment and Community; and
- Doing Business in a Responsible Way.

The Company's approach to ESG has included identifying programs and activities already in place, as well as initiating new programs and practices, and developing qualitative and quantitative ways to measure the Company's achievements and impact across various aspects of ESG. In the following sections, the Company has included a summary of its initiatives and activities in this report and expects to issue a standalone ESG report within the next several months.

Sustainability & Environmental Protection

The Company has been proactively pursuing environmentally friendly products for over 20 years and achieved carbon neutral operations in 2022 and 2023 through a combination of production efficiencies and purchasing carbon offsets. The use of recycled stainless steel plays an important role in the Company's sustainable design as most of the Company's metal card products contain 65% post-consumer recycled stainless steel.

In 2022, the Company achieved:

- ICMA (International Card Manufacturers Association) EcoLabel Standard certification and verified assurance on the Company's ceramic metal hybrid dual-interface card and metal veneer dual-interface card products in the recycled content category;

- Environmental Claim Validation from UL, the global safety science leader and one of the world's leading sources for credible and sustainable product information, for the Company's ceramic metal hybrid dual-interface card, metal hybrid dual-interface card and metal veneer dual-interface card products; and

- ISO 14001 certification due to its improved sustainability operations by reducing waste, improving efficiency and enhancing operations using a systematic approach.

In 2023, the Company:

- was awarded the Ecovadis Silver Medal. Ecovadis is an independent provider of business sustainability ratings, and the EcoVadis Medals recognize eligible companies that have completed the EcoVadis assessment process and demonstrated a relatively strong management system that addresses sustainability criteria. The Silver Medal is awarded to companies in the top 15% (85+ percentile) compared to all 150,000+ Ecovadis-rated companies over the previous 12 months.
- renewed its ISO 14001 certification continuing to improve its sustainability operations by reducing waste, improving efficiency and enhancing operations using a systematic approach;
- reduced water usage by approximately 31.5% compared to 2022, resulting in water savings of about 1.5 million gallons through the introduction of new production processes;

- improved its energy efficiency by converting approximately 70% of lighting fixtures in our facilities to LED;
- implemented a card return/recycling program to support closed-loop material use;
- developed new shipment packaging designs utilizing 100% recycled cardboard components; and
- initiated an enhanced supplier engagement program to align the Company's ESG initiatives to customer and supplier activities.

The Company's manufacturing operations are subject to compliance with Federal, state and local environmental protection regulations, including those governing the emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and groundwater contamination. The Company believes that its operations are in material compliance with environmental requirements and that environmental matters will not have a material adverse effect on its business, operations, financial condition or results of operations.

The metal raw material used in the manufacture of the Company's metal payment cards is typically comprised of mostly post-consumer recycled materials. In addition, the Company believes that its metal form factors permit a greater opportunity for recycling and/or repurposing expired payment cards as compared to plastic cards. Some card issuers provide postage paid return shipping materials to their cardholders so that the expired cards are returned for destruction/recycling (as metal payment cards cannot typically be shredded with consumer shredding machines).

Human Capital/Employees

As of March 1, 2024, the Company had approximately 922 full-time employees, and 12 part-time employees, including approximately 46% female and 54% male employees, and representing over 85% racial/ethnic minorities.

The Company is committed to upholding and promoting human rights in all aspects of its operations. The Company believes in the inherent dignity and equal rights of every individual, and recognizes a responsibility to respect and protect these rights.As an Equal Opportunity Employer, the Company does not discriminate against any employee or job applicant based on race, ethnicity, religion, national origin, sex, physical or mental disability, or age.

The Company focuses human capital efforts on attracting and retaining employees with skills and experience which benefit the business and support the Company's mission and values. Compensation programs are competitive, including base wage and salary rates, annual cash incentives, long-term equity incentives, medical, dental and vision insurance an employee stock purchase plan, paid time off, and employee assistance program, and other benefits. The Company also fosters ongoing management development through training and promotions, and conducts annual employee surveys to measure employee engagement and satisfaction.

The Company promotes honest, ethical and respectful conduct. The Company's Code of Business Conduct and Ethics sets the standards for appropriate behavior, and employees are required to follow these standards and participate in regular training programs. The Company encourages employees to bring forward issues and concern, and maintain a whistleblower hotline system. The Company conducts ongoing employee training programs for ethics, diversity and inclusiveness, anti-harassment and other important programs and policies. The Company and its employees participate in community initiatives to enhance the lives of people in the communities in which the Company and its employees work and live through volunteerism, charitable giving and other support.

The Company considers relations with its employees to be good, and we measure this with annual employee engagement surveys. The Company has never experienced any work stoppages or strikes as a result of labor disputes.

Item 1A. Risk Factors

Summary of Risk Factors

An investment in our securities involves substantial risk. The occurrence of one or more of the events or circumstances described in the section entitled "Risk Factors," alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Important factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others, the following:

- Risks Related to our Business
  - Rapidly evolving domestic and global economic conditions are beyond our control and could materially adversely affect our business, operations, and results of operations.
  - Pandemics, or a resurgence of a pandemic such as COVID-19, may adversely affect our business, financial condition, liquidity or results of operations.
  - We may not be able to sustain our revenue growth rate in the future.
  - Failure to retain existing customers or identify and attract new customers could adversely affect our business, financial condition and results of operations.
  - Data and security breaches could compromise our systems and confidential information, cause reputational and financial damage, and increase risks of litigation, which could adversely affect our business, financial condition and results of operations.
  - System outages, data loss or other interruptions affecting our operations could adversely affect our business and reputation.
  - Disruptions at our primary production facility may adversely affect our business, results of operations and/or financial condition.
  - We may not be able to recruit, retain and develop qualified personnel, including for areas of newer specialized technology which could adversely affect our ability to grow our business.
  - Our future growth may depend upon our ability to develop, introduce, manufacture, and commercialize new products, which can be a lengthy and complex process. If we are unable to introduce new products and services in a timely manner, our business could be materially adversely affected.
  - A disruption in our operations or supply chain or the performance of our suppliers and/or development partners could adversely affect our business and financial results.
  - We have limited experience in the digital assets industry and may not succeed in fully commercializing the products and solutions derived from the Arculus platform.
  - Digital asset wallet storage systems, such as the Arculus Cold Storage Wallet, are subject to risks related to a loss of funds due to theft of digital assets, security and cybersecurity risks, system failures and other operational issues, which could cause damage to our reputation and brand.
  - Regulatory changes or actions may restrict the use of the Arculus Cold Storage Wallet or digital assets in a manner that adversely affects our business, prospects or operations.
  - Security markets, including the market for authentication solutions, are rapidly evolving to address increasing and challenging cyber threats, including identity theft, and the Company's Arculus Authenticate solutions may not achieve widespread market acceptance. In addition, there is a risk that the Arculus Authenticate solutions may not provide protection against all or a sufficient amount of the ever-changing security vulnerabilities, exploits or cyber attacks.
  - Production quality and manufacturing process disruptions could adversely affect our business.
  - We are dependent on certain distribution partners for distribution of our products and services. A loss of distribution partners could adversely affect our business.
  - We face competition that may result in a loss of our market share and/or a decline in profitability.
- Risks Related to our Indebtedness
  - We have a substantial amount of indebtedness, which may limit our operating flexibility and could adversely affect our business, financial condition and results of operations.
  - Upon the occurrence of an event of default relating to the Company's credit facility, the lenders could elect to accelerate payments due and terminate all commitments to extend further credit.
  - The debt outstanding under the Company's existing credit facility has a variable rate of interest that is currently based on the Secured Overnight Financing Rate ("SOFR"). These rates may have

consequences that cannot be reasonably predicted and may increase the Company's cost of borrowing in the future.

- Risks Related to the ownership of our Securities
  ◦ Our only significant asset is our ownership of CompoSecure Holdings, L.L.C. ("Holdings"). If the business of Holdings is not profitably operated, we may be unable to pay us dividends or make distributions to enable us to pay any dividends on our common stock or satisfy our other financial obligations.
  ◦ Provisions in our charter and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.
  ◦ As an "emerging growth company," we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our common stock less attractive to investors.
  ◦ If our performance does not meet market expectations, the price of our securities may decline.
  ◦ The Warrants may never be in the money, and they may expire worthless. Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this report, or in any document incorporated by reference herein, are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this report, or in any document incorporated by reference herein, are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to Our Business

Rapidly evolving domestic and global economic conditions are beyond our control and could materially adversely affect our business, operations, and results of operations.

U.S. and international markets and, in particular, the rapidly evolving digital assets industry, are experiencing uncertain and volatile economic conditions, including from the after-effects of the COVID-19 pandemic, Russian aggression in Ukraine, the evolving conflict in Israel, Gaza and the surrounding areas, inflation, threats or concerns of recession, and supply chain disruptions. These conditions make it extremely difficult for us and our suppliers to accurately forecast and plan future business activities. Additionally, a significant downturn in the domestic or global economy may cause our existing customers to pause or delay orders and prospective customers to defer new projects. Together, these circumstances create an environment in which it is challenging for us to predict future operating results, particularly for our new Arculus business. If these uncertain business, macroeconomic or political conditions continue or further decline, our business, financial condition and results of operations could be materially adversely affected.

Pandemics or a resurgence of a pandemic may adversely affect our business, financial condition, liquidity or results of operations.

The COVID-19 pandemic negatively impacted certain aspects of our business and operations. The resurgence of the COVID-19 pandemic, or a future pandemic or health epidemic, could adversely affect our business, financial condition, liquidity or results of operations. These adverse effects include, but are not limited to, the potential adverse effects on the global economy, our manufacturing processes, including our supply chain, or on our employees. The ultimate impact will depend on the severity and duration of the pandemic and actions taken by governmental authorities and other third parties in response, each of which is uncertain and difficult to predict.

We may not be able to sustain our revenue growth rate in the future.

We may not continue to achieve sales growth in the future and you should not consider our sales growth in fiscal 2023 as indicative of future performance. It is also possible that our growth rate may slow in future periods due to a number of factors, which may include slowing demand for our products, increased competition, decreasing growth of its overall market, or inability to engage and retain customers. If we are unable to maintain consistent sales or continue our sales growth, it may be difficult for us to maintain profitability.

Failure to retain existing customers or identify and attract new customers could adversely affect our business, financial condition and results of operations.

Our two largest customers are American Express and JPMorgan Chase. Together, these customers represented approximately 71% and 67% of our net sales for the years ended December 31, 2023 and 2022. Our ability to meet our customers' high-quality standards in a timely manner is critical to our business success. If we are unable to provide our products and services at high quality and in a timely manner, our customer relationships may be adversely affected, which could result in the loss of customers.

Our ability to maintain relationships with our customers or attract new customers may be impacted by several factors beyond our control, including more attractive product offerings from our competitors, widespread industry disruptions such as recent disruptions in the digital assets industry, pricing pressures or the financial health of these customers, many of whom operate in competitive businesses and depend on favorable macroeconomic conditions. In addition, we may also be limited in the products we can offer and the pricing we can receive for such products due to restrictions present in certain of our customer contracts, which may negatively impact our ability to retain existing customers or attract new customers. If we experience difficulty retaining customers and attracting new customers, our business, financial condition and results of operations may be materially and adversely affected.

Data and security breaches could compromise our systems and confidential information, cause reputational and financial damage, and increase risks of litigation, which could adversely affect our business, financial condition and results of operations.

Our information technology ("IT") infrastructure's ability to reliably and securely protect the sensitive confidential information of our customers, which include large financial institutions, is critical to our business. Security breaches have become more common across many industries. Cyber incidents have been increasing in sophistication and can include third parties gaining access to employee or customer data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. The occurrence of these types of incidents in our computer networks, databases or facilities could lead to the inappropriate use or disclosure of personal information, including sensitive personal information of customers and employees, which could harm our business and reputation, adversely affect consumers' confidence in our business and products, result in inquiries and fines or penalties from regulatory or governmental authorities, cause a loss of customers, pose increased risks of lawsuits and subject us to potential financial losses.

Additionally, it is possible that unauthorized access to sensitive customer and business data may be obtained through inadequate use of security controls by our customers, suppliers or other vendors.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to both evaluate the security protocols and practices of our vendors and to contractually require service providers to whom we disclose data to implement and maintain reasonable privacy and security measures. However, although cybersecurity remains a high priority, our activities and investment may not sufficiently protect our system or network against cyber threats, nor sufficiently prevent or limit the damage from any future security breaches. As these threats continue to evolve, we may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants, which could materially and adversely affect our business, financial condition and results of operations. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Furthermore, any material breach of our security systems could harm our competitive position, result in a loss of customer trust and confidence, and cause us to incur significant costs to mitigate or remedy any damage resulting from system or network disruptions, whether caused by cyberattacks, security breaches or otherwise, which could ultimately adversely affect our business, financial condition and results of operations.

System outages, data loss or other interruptions affecting our operations could adversely affect our business and reputation.

The ability to efficiently execute and operate business functions and systems without interruption is critical to our business. A significant portion of the communication between our employees, customers, and suppliers rely upon our integrated and complex IT systems. We depend on the reliability of our IT infrastructure and software, and our ability to expand and innovate our technologies and technological processes in response to changing needs. A system outage or data loss or interruption could cause damage to our brand and reputation. Such operational interruptions could also cause us to become liable to third parties, including our customers. We must be able to protect our processing and other systems from interruption to successfully operate our business. In an effort to do so, we have taken preventative actions and adopted protective procedures to ensure the continuation of core business operations in the event that normal operations could not be performed because of events outside of our control. These actions and procedures taken and adopted by us may, however, insufficiently prevent or limit the damage from future disruptions, if any, and any such disruptions could adversely affect our business, financial condition and results of operations.

Disruptions at our primary production facility may adversely affect our business, results of operations and/or financial condition.

A substantial portion of our manufacturing capacity is located at our primary production facility. Any serious disruption at such facility could impair our ability to manufacture enough products to meet customer demand, and could increase our costs and expenses and adversely affect our revenues. Our other facilities may not have the requisite equipment or sufficient capacity, may have higher costs and expenses, or may experience significant delays to adequately increase production to satisfactorily meet our customers' expectations or requirements. Long-term production disruptions may cause our customers to modify their payment card programs to use plastic cards or to seek alternative supply of metal cards. Any such production disruptions could adversely impact our business, financial condition and results of operations.

Our future growth may depend upon our ability to develop, introduce, manufacture and commercialize new products, which can be a lengthy and complex process. If we are unable to introduce new products and services in a timely manner, our business could be materially adversely affected.

The markets for our products and services are subject to technological changes, frequent introductions of new products and services and evolving industry standards. The process for developing innovative or technologically enhanced products can deplete time, money and resources, and requires the ability to accurately forecast technological, market and industry trends. For example, we have historically focused on the payment card industry, but we are a new entrant into the digital assets industry. In order to achieve successful technical execution of new products, we may need to undertake time-consuming and expensive research and development activities, which could negatively impact the servicing of our existing customers. We may also experience difficult market conditions, such as the recent widespread disruptions in the digital asset industry, that could delay or prevent the successful research and development, marketing launches and consumer deployment of such newly designed products, whereby we could incur significant additional cost and expense. If the products and solutions derived from the Arculus platform fail to gain market acceptance, our ability to achieve future growth could be significantly impaired. In addition, competitors may develop and commercialize competing products faster and more efficiently than we are able to do so, which could further negatively impact our business.

Our product and service offerings could be rendered obsolete if we are unable to develop and introduce innovative products in a cost-effective and timely manner. In particular, the rise in the adoption of wireless or mobile payment systems may make physical metal cards less attractive as a method of payment, which could result in less demand for these products. Although to date we have not witnessed a material reduction in card-based payments in the United States resulting from the emergence of wireless or mobile payment systems, such payment systems offer consumers an alternative method to make purchases without the need to carry a physical card by relaying on cellular telephones or other technological products to make payments. If these wireless or mobile payment systems are widely adopted, it could result in a reduction of the number of physical payment cards issued to consumers. Moreover, other developing or unforeseen technology solutions and products could render our existing products unpopular, irrelevant or obsolete altogether.

Our ability to develop and deliver new products and services successfully will depend on various factors, including our ability to: effectively identify and capitalize upon opportunities in new and emerging product markets; invest resources in innovation and research and development; develop and implement new processes for the manufacture or offer of new products or services; complete and introduce new products and integrated services solutions in a timely manner; license any required third-party technology or intellectual property rights; qualify for and obtain required industry certification for our products; and retain and hire talent experienced in developing new products and services. Our business and growth also depend in part on the success of our strategic relationships with third parties, including technology partners or other technology companies whose products are integrated with our products. Failure of any of these technology companies to maintain, support or secure their technology platforms in general, and our integrations in particular, or errors or defects in their technologies or products, could adversely affect our relationships with customers, damage our brand and reputation, and could adversely affect our business, financial condition and results of operations.

Our ability to enhance our existing products and to develop and introduce innovative new products that continue to meet the needs of our customers may affect our future success. We may experience difficulties that could delay or prevent the successful development, marketing or deployment of these products, or our newly enhanced services may not meet market demands or achieve market traction. Our potential failure to complete or gain market acceptance of new products, services and technologies could adversely affect our ability to retain existing customers or attract new ones.

A disruption in our operations or supply chain or the performance of our suppliers, liquidity partners and/or development partners could adversely affect our business and financial results.

As a company engaged in manufacturing and distribution, we are subject to the risks inherent in such activities, including disruptions or delays in supply chain or information technology, product quality control, as well as other external factors over which we have no control. Some of the key components used in the manufacture of our products are metals, NFC-enabled and EMV chips, which we source from several key suppliers. We obtain our components from multiple suppliers located in the United States and abroad, on a purchase order basis. Changes in the financial or business condition of our suppliers and/or development partners could subject us to losses or adversely affect our ability to bring products to market. Additionally, the failure of our suppliers and/or development partners to comply with applicable standards, perform as expected, and deliver goods and services in a timely manner in sufficient quantities could adversely affect our customer service levels and overall business. Any increases in the costs of goods and services for our business may also adversely affect our profit margins particularly if we are unable to achieve higher price increases or otherwise increase cost or operational efficiencies to offset the higher costs.

Additionally, we partner with third-party partners to offer certain Arculus-related services to our customers. If any of these third parties experiences operational interference or disruptions, fails to perform its obligations and meet our expectations, experiences a cybersecurity incident, fails to comply with applicable regulatory and/or licensing requirements which may evolve over time, or is subject to regulatory enforcement proceedings concerning their operations, the operations of the Arculus solutions could be disrupted or otherwise adversely affected.

Security markets, including the market for authentication solutions, are rapidly evolving to address increasing and challenging cyber threats, including identity theft, and the Company's Arculus Authenticate solutions may not achieve widespread market acceptance. In addition, there is a risk that the Arculus Authenticate solutions may not provide protection against all or a sufficient amount of the ever-changing security vulnerabilities, exploits or cyber attacks.

Cybersecurity markets are experiencing significant and fast-paced technological change, evolving industry standards and customer needs. The Company's Arculus Authenticate solutions represent a new and innovative approach to identity protection, and may not achieve widespread market acceptance. Other methods, technologies, products or services may offer similar or better authentication solutions than our hardware authentication solutions. If the Company is unable to adapt to such changes, our ability to compete effectively may be adversely impacted, which could have a negative effect on our business, financial condition or results of operations. In addition, there is a risk that the Arculus Authenticate solutions may not provide protection against all or a sufficient amount of the ever-changing security vulnerabilities, exploits or cyber attacks. Internal and external factors, including possible defects in the Company's products, or system failures in services provided by third parties for use with Arculus Authenticate solutions, could cause the Company's products and/or services to become vulnerable to security attacks which could result in the loss of identity protection for businesses and consumers. As the Arculus Authenticate solutions include hardware tokens which are expected to be replaced from time to time as needed (similar to payment cards), the Company does not intend to provide remote updates or upgrades to its hardware products. There is, therefore, a risk that the Company's hardware authentication products could become ineffective against evolving cybersecurity threats. Any such developments, real or perceived, may have a negative impact on our reputation, which could have a negative effect upon our business, financial condition or results of operations.

Digital asset storage systems, such as the Arculus Cold Storage Wallet, are subject to potential illegal misuse, risks related to a loss of funds due to theft of digital assets, security and cybersecurity risks, system failures and other operational issues, which could cause damage to our reputation and brand.

Digital assets have the potential to be used for financial crimes or other illegal activities. Even if we comply with all laws and regulations, we have no ability to ensure that our customers, partners or others to whom we license or sell our products and services comply with all laws and regulations applicable to them and their transactions. Any negative publicity we receive regarding any allegations of unlawful uses of the Arculus Cold Storage Wallet could damage our reputation and such damage could be material and adverse, including to aspects of our business that are unrelated to the Arculus platform. More generally, any negative publicity regarding unlawful uses of digital assets in the marketplace could materially reduce the demand for our products and solutions derived from the Arculus platform.

The Arculus Cold Storage Wallet uses an architecture where the private keys needed to access digital assets are stored outside of the Internet. Through the use of the Arculus Cold Storage Wallet, our three-factor authentication technology may be able to increase the safety of users' assets during storage, as compared to storing such digital assets in a hot storage wallet, which is constantly connected to the internet. Further, digital assets are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the public network. There is no guarantee that these security measures or any that we may develop in the future will be effective. Notwithstanding the increased security of the Arculus Cold Storage Wallet as compared to a hot storage wallet system, any loss of private keys, or hack or other compromise or failure of, the Arculus Cold Storage Wallet and its security features could materially and adversely affect our customers' ability to access or sell their digital assets and could cause significant reputational harm to our Arculus Cold Storage Wallet business, which could have a material adverse effect on our business, financial condition and results of operations.

Regulatory changes or actions may restrict the use of the Arculus Cold Storage Wallet or digital assets in a manner that adversely affects our business, prospects or operations.

Regulatory uncertainty surrounding the digital asset Environment, and the regulatory classification of such digital assets

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets, with certain governments deeming them illegal and others allowing their use and trade under certain circumstances. Currently, there is no uniformly applicable legal or regulatory regime governing digital assets in most jurisdictions, including the U.S. Governments or regulatory authorities may impose new or additional licensing, registration or other compliance requirements on participants in the digital asset industry. Ongoing and future regulatory actions may impact our ability of to develop and offer products involving the use of digital assets, including the Arculus Cold Storage Wallet, or may impose additional costs, which may be material, on us in connection with such products, and such impact may be material and adverse. For example, the Commodities Futures Trading Commission ("CFTC") has designated bitcoin, a form of digital asset that frequently is referred to as a commodity, and as such, trades in bitcoin are subject to the CFTC's antifraud authority. Nevertheless, digital assets that are commodities also may be considered to be securities by the Securities and Exchange Commission ("SEC"), or may have been offered or sold in transactions that the SEC deems to be investment contracts and, therefore, securities. In the U.S., regulators, courts and lawmakers alike are grappling with these questions, and the legal landscape remains uncertain.

While the SEC staff has stated that bitcoin is not a security, the Staff has asserted that certain other digital assets are securities subject to the SEC's substantive and antifraud authority. Further, derivatives on these digital assets, tokens that represent certain derivatives, and certain leveraged transactions on digital assets, may be subject to substantive regulation by the CFTC and/or SEC.

While the SEC has brought multiple enforcement actions against digital asset projects, including trading platforms that the SEC believes were operating, among other things, as unregistered exchanges, thus far, such cases have not resolved the legal uncertainty in the U.S. concerning digital assets, including the secondary trading market. Several of such recent enforcement actions are court cases that remain ongoing and, to the extent that courts have rendered opinions, for example, in the SEC v. Ripple and SEC v. Terraform Labs/Do Kwon cases, those opinions, and the reasoning in support of them, have not necessarily been consistent with one another. The SEC's 2023 settlements with NFT issuers could signal the SEC's interest in regulating the broader NFT market, including NFT trading platforms, to the extent that the SEC determines that certain NFTs are securities.

In addition to a continued focus on digital asset issuers and centralized digital asset trading platforms, regulators and private plaintiffs alike have initiated actions against decentralized finance ("DeFi") projects, including decentralized autonomous organizations ("DAOs"), under various theories of liability. Among other things, DAOs have been characterized by certain plaintiffs as unincorporated associations or general partnerships, with some plaintiffs asserting that liability should be assigned to participants in DAO governance, while others have sought to establish joint and several liability for DAO members generally, including on negligence theories of liability. The CFTC has announced a commitment to pursue DeFi protocols operating unregistered platforms that allow U.S. persons to trade digital asset derivatives and, in 2023, settled charges against three different DeFi platforms for offering, or making available for trading, contracts based on various digital assets, including swaps and other derivatives, without registering with the CFTC. The SEC similarly appears focused on DeFi and has brought enforcement actions against DeFi projects in 2024. In addition to the SEC's proposed rule change that would expand the definition of "exchange" to potentially include certain DeFi-related activities (see discussion under the heading "*Regulatory Risks of Operating as an Unregistered Exchange or as Part of an Unregistered Exchange Mechanism" below)*, in 2023, SEC staff served as lead drafter of the International Organization of Securities Commissions' ("IOSCO") proposed policy recommendations concerning DeFi. The terms "DeFi" and "DAO" may be interpreted broadly to encompass a wide variety of projects, services and participants, and if a regulator or private plaintiff were to claim that Arculus is deemed to have participated in or facilitated DeFi- or DAO-related activities that were in violation of applicable law, there may be significant associated risks, including the potential for joint and several liability.

In addition to the U.S. regulatory questions before the courts, multiple Congressional digital asset-related bills have been published, including some with a focus on digital asset market structure. While multiple bills describe joint oversight by the SEC and CFTC over the digital assets markets and focus on market structure, at this time, it is unclear whether any of these bills ultimately will become law.

Moreover, given recent geopolitical conflict and instability, certain U.S. legislators and regulators have signaled heightened concerns about national security and the importance of "know your customer" ("KYC"), anti-money laundering ("AML"), counter financing of terrorism ("CFT") and sanctions checks and compliance, including concerns about potential use by certain terrorist groups of digital assets to fund their operations or evade U.S. sanctions. In addition to the introduction of potential digital asset-focused legislation in Congress aimed at addressing such concerns, regulators have focused on enforcement. In 2022 and 2023, OFAC, sanctioned digital assets market participants alleged to have supported sanctioned countries and/or terrorist operations, and, in 2023, the U.S. Treasury's FinCEN, pursuant seldom-used powers granted to it under Section 311 of the USA PATRIOT Act, designated an entire class of transactions, namely transactions associated with digital asset mixers, as being of primary money laundering concern. In addition, the U.S. Treasury, the IRS and other agencies also continue to propose new rules and guidance applicable to digital assets.

Similarly, U.S. legislators and multiple regulators have expressed concerns of systemic risk potentially posed by stablecoins, which has led to the introduction of new potential U.S. federal legislation, in addition to enforcement actions against stablecoin issuers, including the ongoing SEC v. Terraform Labs/Do Kwon case. Additionally, questions concerning whether, and under what circumstances, certain staking as a service models may involve the offer or sale of an investment contracts, remain at issue before the courts.

In sum, these federal regulators and courts, and various U.S. state and non-U.S. regulators, are still developing their frameworks for regulating digital assets. If we are found to have supported purchase and swap transactions in the Arculus Cold Storage Wallet for digital assets which are subsequently determined to be securities, it is possible that we could be viewed as inadvertently acting as an unlicensed broker-dealer which could subject us to, among other things, regulatory enforcement actions, censure, monetary fines, restrictions on the conduct of the Arculus business operations and/or rescission/damages claims by customers who use the Arculus Cold Storage Wallet. Our failure to comply with applicable laws or regulations, or the costs associated with defending any action alleging our noncompliance with applicable laws or regulations, could materially and adversely affect us, our business and our results of operations.

Further, a particular digital asset's status as a "security" or other regulatory investment or the treatment of digital currency for tax purposes, in any relevant jurisdiction is subject to a high degree of uncertainty and potential inconsistency across regulatory regimes, and if we are unable to properly characterize a digital asset or assess our tax treatment, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

In order to determine whether a particular digital asset is a security prior to supporting purchase and swap transactions on the Arculus Cold Storage Wallet in such digital asset, we rely upon legal and regulatory analysis of legal counsel with expertise in the digital asset industry. While the methodology we have used, and expect to continue to use, to determine if purchase and swap transactions in a digital asset will be supported in the Arculus Cold Storage Wallet is ultimately a risk-based assessment, it does not preclude legal or regulatory action based on the presence of a security.

Because the Arculus Cold Storage Wallet may facilitate purchase and swap transactions in digital assets that could be classified as "securities," our business may be subject to additional risk because such digital assets are subject to heightened scrutiny including under customer protection, anti-money laundering, counter terrorism financing and sanctions regulations. To the extent the Arculus Cold Storage Wallet supports purchase and swap transactions in any digital assets that are deemed to be securities under any of the laws of the U.S. or another jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences. To counter such risks, we may have to remove Arculus Cold Storage Wallet support for purchase and swap transactions in certain digital assets if and when such digital assets are designated as securities, which could hurt our business. Alternatively, we may be required to partner with third-party registered securities broker/dealers to facilitate securities trading by Arculus customers, and we may be unsuccessful in efforts to establish such a partnership.

In addition, we do not presently intend to effect or otherwise facilitate trading in securities by our Arculus customers through the use of our Arculus Cold Storage Wallet if such activities would require the use of a registered broker-dealer or investment adviser. Although we are establishing policies and procedures to ensure that our Arculus business activities do not result in us inadvertently acting as an unregistered broker-dealer or investment adviser, there can no assurance that such policies and procedures will be effective. If we are found by relevant regulatory agencies to have inadvertently acted as an unregistered broker-dealer with respect to purchase and swap transactions in particular digital assets, we would expect to immediately cease supporting purchase and swap transactions in those digital assets unless and until either the digital asset at issue is determined by the SEC or a judicial ruling to not be a security or we partner with a third-party registered broker-dealer or investment adviser, acquire a registered broker-dealer or investment adviser or register the Company as a securities broker-dealer or investment adviser, any of which we may elect not to do or may not be successful in doing. For any period of time during which we are found to have inadvertently acted as an unregistered broker-dealer or investment adviser, we could be subject to, among other things, regulatory enforcement actions, monetary fines, censure, restrictions on the conduct of our Arculus business operations and/or rescission/damages claims by customers who use the Arculus Cold Storage Wallet. Our failure to comply with applicable laws or regulations, or the costs associated with defending any action alleging our noncompliance with applicable laws or regulations, could materially and adversely affect us, our business and our results of operations.

We do not believe the storage and peer-to-peer/send & receive functionality provided by the Arculus Cold Storage Wallet involves purchases, sales or other transactions effected by us (or any party other than the sender and the recipient). Further, we are not compensated for such user-directed activities. However, it is possible that regulators may determine that user-directed peer-to-peer transfers using the Arculus Cold Storage Wallet would require registration and compliance with broker-dealer and/or securities exchange regulations.

Regulatory Risks of Operating as an Unregistered Exchange or as Part of an Unregistered Exchange Mechanism

Any venue that brings together purchasers and sellers of digital assets that are characterized as securities in the United States is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (or ATS). To the extent that any venue accessed via the Arculus Cold Storage Wallet is not so registered (or appropriately exempt), we may be unable to permit continued support for purchase and swap transactions for digital assets that become subject to characterization as securities and due to operation of an unregistered exchange or as part of an unregistered exchange mechanism, we could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on us. While we do not believe that the Arculus Cold Storage Wallet, which facilitates purchase and swap transactions in certain digital assets, is itself a securities exchange or ATS or is part of an unregistered exchange mechanism, regulators may determine that this is the case, and we would then be required to register as a securities exchange or qualify and register as an ATS, either of which could cause us to discontinue our purchase and swap support for such digital assets or otherwise limit or modify Arculus Cold Storage Wallet functionality or access. In September 2022, the SEC proposed a rule change concerning the definition of "exchange." While it is not yet clear whether or in what form such proposed rule change may be adopted, it is possible that a change to the definition of "exchange" could result in regulators determining that the Arculus Cold Storage Wallet is functioning as a securities exchange or ATS or is part of an unregistered exchange mechanism, in which case, the potential registration requirements, or cessation, limitation or other modifications contemplated above could become necessary or advisable. Any such discontinuation, limitation or other modification could negatively impact our business, operating results, and financial condition.

Our inability to safeguard against misappropriation or infringement of our intellectual property may adversely affect our business.

Our patents, trade secrets and other intellectual property rights are critical to our business. Our ability to safeguard our proprietary product designs and production processes against misappropriation by third parties is necessary to maintain our competitive position within our industry. Therefore, we routinely enter into confidentiality agreements with our employees, consultants and strategic partners to limit access to, and distribution of, our proprietary information in an effort to safeguard our proprietary rights and trade secrets. However, such efforts may not adequately protect our intellectual property against infringement and misappropriation by unauthorized third parties. Such third parties could interfere with our relationships with customers if successful in attempts to misappropriate our proprietary information or copy our products designs, or portions thereof. Additionally, because some of our customers purchase products on a purchase order basis and not pursuant to a detailed written contract, where we do not have the benefit of written protections with respect to certain intellectual property terms beyond standard terms and conditions, we may be exposed to potential infringement of our intellectual property rights. Enforcing our intellectual property rights against unauthorized use may be expensive and cause us to incur significant costs, all of which could adversely affect our business, financial condition and results of operations. There is no assurance that our existing or future patents will not be challenged, invalidated or otherwise circumvented. The patents and intellectual property rights we obtain, including our intellectual property rights which are formally registered in the United States and abroad, may be insufficient to provide meaningful protection or commercial advantage. Moreover, we may have difficulty obtaining additional patents and other intellectual property protections in the future. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which we provide our products or services. Any of the foregoing factors may have a material adverse effect on our business.

We may incur substantial costs because of litigation or other proceedings relating to patents and other intellectual property rights.

Companies in our industry have commenced litigation to properly protect their intellectual property rights. Any proceedings or litigation that we initiate to enforce our intellectual property rights, or any intellectual property litigation asserted against us, could be costly and divert the attention of managerial and other personnel and further, could result in an adverse judgement or other determination that could preclude us from enforcing our intellectual property rights or offering some of our products to our customers. Royalty or other payments arising in settlements could negatively impact our profit margins and financial results. If we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may need to indemnify some customers and strategic partners related to allegations that our products infringe the intellectual property rights of others. Additionally, some of our customers, suppliers and licensors may not be obligated to indemnify us for the full costs and expenses of defending against infringement claims. We may also be required to defend against alleged infringement of the intellectual property rights of third parties because our products contain technologies properly sourced from suppliers or customers. We may be unable to determine in a timely manner or at all whether such intellectual property use infringes the rights of third parties. Any such litigation or other proceedings could adversely affect our business, financial condition and results of operations.

Production quality and manufacturing process disruptions could adversely affect our business.

Our products and our technological processes are highly complex, require specialized equipment to manufacture and are subject to strict tolerances and requirements. We have experienced in the past. and may experience in the future, production disruptions due to machinery or technology failures, or as a result of external factors such as delays or quality control issues regarding materials provided by our suppliers. Utilities interruption or other factors beyond our control like natural disasters may also cause production disruptions. Such disruptions can reduce product yields and product quality, or interrupt or halt production altogether. As a result, we may be required to deliver products at a lower quality level in a less timely or cost-effective manner, rework or replace products, or may not be able to deliver products at all. Any such event could adversely affect our business, financial condition and results of operations.

We are dependent on certain distribution partners for distribution of our products and services. A loss of distribution partners could adversely affect our business.

A small number of distribution partners currently deliver a significant percentage of our products and services to customers. We intend to continue devoting resources in support of our distribution partners, but there are no guarantees that these relationships will remain in place over the short-or long-term. In addition, we cannot be assured that any of these distribution partners will continue to generate current levels of customer demand. A loss of any of these distribution partners could have a material adverse effect on our business, financial condition and results of operations.

We face competition that may result in a loss of our market share and/or a decline in profitability.

Our industry is highly competitive and we expect it to remain highly competitive as competitors cut production costs, new product markets develop, and other competitors attempt to enter the markets in which we operate or new markets in which we may enter. Some of our existing competitors have more sales, greater marketing, more specialized manufacturing, and highly efficient distribution processes. We may also face competition from new competitors that may enter our industry or specific product market. Such current or new competitors may develop technologies, processes or products that are better suited to succeed in the marketplace as a result of enhanced features and functionality at lower costs, particularly as technological sophistication of such competitors and the size of the market increase. These factors could lower our average selling prices and reduce gross margins. If we cannot sufficiently reduce our production costs or develop innovative technologies or products, we may not be able to compete effective in our product markets and maintain market share, which could adversely affect our business, financial condition and results of operations.

Our long-lived assets represent a significant portion of our total assets, and their full value may never be realized.

Our long-lived assets recorded as of December 31, 2023 were $32.7 million, representing approximately 16% of our total assets, of which we have recorded plant, equipment and leasehold improvements of $25.2 million, as our operations require significant investments in machinery and equipment.

We review other long-lived assets for impairment on an as-needed basis and when circumstances, alterations, or other events indicate that an asset group or carrying amount of an asset may not be recoverable. Examples of these other long-lived assets include intangible but identifiable assets and plant, equipment, and leasehold improvements. Such write-downs of long-lived assets may result from a drop in future expected cash flows and worsening performance, among other factors. If we must write-down long-lived assets, we record the appropriate charge, which may adversely affect our results of operations.

Our failure to operate our business in compliance with the security standards of the payment card industry or other industry standards applicable to our customers, such as payment networks certification standards, could adversely affect our business.

Many of our customers issue their cards on the payment networks that are subject to the security standards of the payment card industry or other standards and criteria relating to product specifications and supplier facility physical and logical security that we must satisfy in order to be eligible to supply products and services to such customers. Our contractual arrangements with our customers may be terminated if we fail to comply with these standards and criteria.

We make significant investments to our facilities in order to meet these industry standards, including investments required to satisfy changes adopted from time to time in industry standards. We may become ineligible to provide products and services to our customers if we are unable to continue to meet these standards. Many of the products we produce and services we provide are subject to certification with one or more of the payment networks. We may lose the ability to produce cards for or provide services to banks issuing credit or debit cards on the payment networks if we were to lose our certification from one or more of the payment networks or payment card industry certification for one or more of our facilities. If we are not able to produce cards for or provide services to any or all of the issuers issuing debit or credit cards on such payment networks, we could lose a substantial number of our customers, which could have a material adverse effect on our business, financial condition and results of operations.

As consumers and businesses spend less, our business, operation outcomes, and financial state may be adversely affected.

Companies that rely heavily on consumer and business spending are exposed to changing economic conditions and are impacted by changes in consumer confidence, consumer spending, discretionary income levels or consumer purchasing habits. A continuous decline in general economic conditions, particularly in the United States, or increases in interest rates, may reduce demand for our products, which could negatively impact our sales. An economic downturn could cause credit card issuers to switch card programs to plastic cards, seek lower-priced metal hybrid card suppliers, reduce credit limits, close accounts, and become more selective with respect to whom they issue credit cards. Such conditions and potential outcomes could adversely affect our financial performance, business, and results of operations.

Product liability and warranty claims and their associated costs may adversely affect our business.

The nature of our products is highly complex. As a result, we cannot guarantee that defects will not occur from time to time. We may incur extensive costs as a result of these defects and any resulting claims. For example, product recalls, writing down defective inventory, replacing defective items, lost sales or profits, and third-party claims can all give rise to costs incurred by us. We may also face liability for judgments and/or damages in connection with product liability and warranty claims. Damage to our reputation could occur if defective products are sold into the marketplace, which could result in further lost sales and profits. To the extent that we rely on purchase orders to govern our commercial relationships with our customers, we may not have specifically negotiated the allocation of risk for product liability obligations. Instead, we typically rely on warranties and limitations of liability included in our standard forms of order acceptance, invoice and other contract documents with our customers. Similarly, we obtain products and services from suppliers, some of which also use purchase order documents which may include limitations on product liability obligations with respect to their products and services. As a result, we may bear all or a significant portion of any product liability obligations rather than transferring this risk to our customers. Our reputation would be harmed and there could be a material adverse effect on our business, financial condition and results of operations if any of these risks materialize.

If tariffs and other restrictions on imported goods are imposed by the U.S. government, our revenue and operations may be materially and adversely affected.

A portion of the raw materials used by us to manufacture our products are obtained, directly or indirectly, from companies located outside of the United States. Recently, tariffs have been imposed on imports from certain countries outside of the United States. As a result, further trade restrictions and/or tariffs may be forthcoming. Certain international trade agreements may also be at risk, as the current U.S. administration has voiced some opposition in respect thereof. These factors may stagnate the economy, impact relationships with and access to suppliers, and/or materially and adversely affect our business, financial condition and results of operations. These and future tariffs, as well as any other global trade developments, bring with them uncertainty. We cannot predict future changes to imports covered by tariffs or which countries will be included or excluded from such tariffs. The reactions of other countries and resulting actions on the United States and similarly situated companies could negatively impact our business, financial condition and results of operations.

Our international sales subject us to additional risks that can adversely affect our business, operating results and financial condition.

During each of 2023 and 2022, we derived 18% and 22% of our revenue from sales to customers located outside the U.S. Our ability to convince customers to expand their use of our products or renew their agreements with us are directly correlated to our direct engagement with such customers. To the extent that we are unable to engage with non-U.S. customers effectively, we may be unable to grow sales to international customers to the same degree we have experienced in the past.

Our international operations subject it to a variety of risks and challenges, including:

- fluctuations in currency exchange rates and related effect on our operating results;
- general economic and geopolitical conditions, including wars, in each country or region;
- the impact of Brexit; reduction in billings, foreign currency exchange rates, and trade with the EU;
- the effects of a widespread outbreak of an illness or disease, or any other public health crisis, such as a resurgence of the COVID-19 pandemic, in each country or region;
- economic uncertainty around the world; and
- compliance with U.S. laws and regulations imposed by other countries on foreign operations, including the Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance.

For example, in response to the rapidly developing conflict between Russia and Ukraine, the United States has imposed and may further impose, and other countries may additionally impose, broad sanctions or other restrictive actions against governmental and other entities in Russia. We presently produce metal credit cards for a distributor that distributes such cards for resale by a Russian-based bank. While the existing sanctions do not currently prohibit the production and sale of our metal credit cards to this customer, additional sanctions may be imposed in the future that could prevent us from selling to this customer or other customers in the affected regions. Additionally, further escalation of geopolitical tensions could have a broader impact that extends into other markets where we do business. Any of these risks could adversely affect our international sales, reduce our international revenues or increase our operating costs, adversely affecting our business, financial condition and operating results.

We rely on licensing arrangements in production and other fields, and actions taken by any of our licensing partners could have a material adverse effect on our business.

Some of our products integrate third-party technologies that we license or otherwise obtain the right to use. We have entered into licensing agreements that provide access to technology owned by third parties. The terms of our licensing arrangements vary. These different terms could have a negative impact on our performance to the extent new or existing licensees demand a greater proportion of royalty revenues under our licensing arrangements. Additionally, such third parties may not continue to renew their licenses with us on similar terms or at all, which could negatively impact our net sales. If we are unable to continue to successfully renew these agreements, we may lose our access to certain technologies relied upon to develop certain of our products. The loss of access to those technologies, if not replaced with internally-developed or other licensed technology, could have a material adverse effect on our business and result of operations.

The adoption of new tax legislation could affect our financial performance.

We are subject to income and other taxes in the United States. Our effective tax rate in the future could be adversely affected by changes in tax laws. More generally, it is possible that U.S. federal income or other tax laws or the interpretation of tax laws will change. For example, the Biden Administration has proposed an increase in the U.S. corporate income tax rate and a minimum corporate tax based on book income. It is difficult to predict whether and when there will be tax law changes having a material adverse effect on our business, financial condition, results of operations and cash flows.


Risks Related to the Tax Receivable Agreement


Our only significant asset is our ownership interest in Holdings and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Common Stock or satisfy our other financial obligations, including our obligations under the Tax Receivable Agreement.

We have no direct operations and no significant assets other than our ownership interest in Holdings. We will depend on Holdings for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, to pay any dividends with respect to our Common Stock, and to satisfy our obligations under the Tax Receivable Agreement. The financial condition and operating requirements of Holdings may limit our ability to obtain cash from Holdings. The earnings from, or other available assets of, Holdings may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Common Stock or satisfy our other financial obligations, including our obligations under the Tax Receivable Agreement.

We may be required to pay certain Holders for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim.

In connection with the merger with Roman DBDR Tech Acquisition Corp. ("Roman") completed in December 2021 (the "Business Combination"), we entered into the Tax Receivable Agreement with Holdings and the TRA Parties (as defined therein). The Tax Receivable Agreement provides for the payment by us to certain Holders of 90% of the benefits, if any, that we are deemed to realize (calculated using certain assumptions) as a result of (i) our allocable share of existing tax basis in the assets of Holdings and its subsidiaries acquired (A) in the Business Combination and (B) upon sales or exchanges of Holdings Units pursuant to the Exchange Agreement after the Business Combination, (ii) certain increases in tax basis that occur as a result of (A) the Business Combination and (B) sales or exchanges of Holdings Units pursuant to the Exchange Agreement after the Business Combination, and (iii) certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement. These tax attributes may increase (for tax purposes) our depreciation and amortization deductions and, therefore, may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of such tax attributes, and a court could sustain such a challenge. Such tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted- average state and local income tax rate to calculate tax benefits. The payment obligations under the Tax Receivable Agreement are an obligation of ours, but not of Holdings. We expect to benefit from the remaining 10% of realized cash tax benefits. While the amount of existing tax basis, the anticipated tax basis adjustments, and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A Common Stock at the time of exchanges, and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Holdings and our possible utilization of tax attributes, the payments that Holdings, Inc. may make under the Tax Receivable Agreement will be substantial. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the exchanging holders of Class B Units. See "Certain Relationships and Related Person Transactions of the Company — Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Our payment obligations under the Tax Receivable Agreement may be accelerated in the event of certain changes of control and will be accelerated in the event it elects to terminate the Tax Receivable Agreement early. The accelerated payments will relate to all relevant tax attributes that would subsequently be available to us. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR (as defined below), or its successor rate, plus 100 basis points) of all future payments that holders of Holdings Class B Units or other recipients would have been entitled to receive under the Tax Receivable Agreement, and such accelerated payments and any other future payments under the Tax Receivable Agreement will utilize certain valuation assumptions, including that we will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement and sufficient taxable income to fully utilize any remaining net operating losses subject to the Tax Receivable Agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses and the five-year period after the early termination or change of control. In addition, recipients of payments under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such tax basis and our utilization of certain tax attributes is successfully challenged by the IRS (although any such detriment would be taken into account in future payments under the Tax Receivable Agreement). Our ability to achieve benefits from any existing tax basis, tax basis adjustments or other tax attributes, and the payments to be made under the Tax Receivable Agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the Tax Receivable Agreement, payments under the Tax Receivable Agreement could be in excess of 90% of our actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by us may be significantly less than the corresponding Tax Receivable Agreement payments or that payments under the Tax Receivable Agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or payments to us by Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreement after it has paid taxes and other expenses. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control.

The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A Common Stock.

In the case of certain changes of control, payments under the Tax Receivable Agreement may be accelerated and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A Common Stock in a change of control transaction.

In certain circumstances, Holdings will be required to make pro rata distributions to both the Class A and Class B unit holders with respect to the taxes of its holders, and the distributions that Holdings will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement. To the extent we do not distribute such excess cash to the holders of our Class A Common Stock or contribute such excess cash to Holdings in exchange for the issuance of additional Class A Units and a corresponding stock dividend of Class A Common Stock to the holders of our Class A Common Stock, the holders of Class B Units of Holdings would benefit from any value attributable to such cash balances as a result of their ownership of Class A Common Stock following an exchange of their Class B Units.

Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated to holders of Holdings' equity interests, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Holdings. Under the Holdings Second Amended and Restated LLC Agreement, Holdings is generally required from time to time to make pro rata distributions in cash to us and the holders of Class B Units of Holdings in amounts that are intended to be sufficient to cover the taxes on our and the other holders of Class B Units of Holdings respective allocable shares of the taxable income of Holdings, based on certain assumptions contained in the Holdings Second Amended and Restated LLC Agreement. As a result of (i) potential differences in the amount of net taxable income allocable to us and the holders of Class B Units of Holdings, (ii) the lower tax rate applicable to corporations as compared to individuals and (iii) the favorable tax benefits that we anticipate receiving from acquisitions of Class B Units in connection with taxable exchanges of Class B Units for shares of our Class A Common Stock, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Board will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, any potential dividends, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the exchange ratio of Class B Units for shares of Class A Common Stock will be made as a result of either (i) any cash distribution by Holdings or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A Common Stock or contribute such excess cash to Holdings in exchange for the issuance of additional Class A Units and a corresponding stock dividend of Class A Common Stock to the holders of our Class A Common Stock, and instead, for example, hold such cash balances or lend them to Holdings, the holders of Class B Units of Holdings would benefit from any value attributable to such cash balances as a result of their ownership of Class A Common Stock following an exchange of their Class B Units.

Risks Related to Our Indebtedness

We have a substantial amount of indebtedness, which may limit our operating flexibility and could adversely affect our business, financial condition and results of operations.

We had approximately $340.3 million of indebtedness as of December 31, 2023, consisting of amounts outstanding under our senior secured credit facility and senior notes.

Our indebtedness could have important consequences to our investors, including, but not limited to:

- increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

- requiring the dedication of a substantial portion of our cash flow from operations to servicing debt, including interest payments and annual excess cash flow prepayment obligations;

- limiting our flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

- limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

The interest rates in our credit facility are set based upon stated margins above lender's base rate and the SOFR, an interest rate at which banks can borrow funds, which is subject to fluctuation. In addition, the interest rate margin applicable to our term loans and revolving loans can vary by one hundred (100) basis points depending on our total leverage ratio. An increase in interest rates would adversely affect our profitability.

Upon the occurrence of an event of default relating to our credit facility, the lenders could elect to accelerate payments due and terminate all commitments to extend further credit.

Under our credit facility, upon the occurrence of an event of default, the lenders will be able to elect to declare all amounts outstanding under the credit agreement to be immediately due and payable and terminate all commitments to lend additional funds. If we are unable to repay those amounts, the lenders under the credit agreement could proceed to foreclose against our collateral that secures that indebtedness. We have granted the lenders a security interest in substantially all of our assets.

The debt outstanding under our existing credit facility has a variable rate of interest that is based on the SOFR which may have consequences for us that cannot be reasonably predicted and may increase our cost of borrowing in the future.

On February 28, 2023, we amended our credit facility to transition from bearing interest based on London Interbank Offered Rate ("LIBOR") to SOFR. The future performance of SOFR cannot be predicted based on historical performance and the future level of SOFR may have little or no relation to historical levels of SOFR. Any patterns in market variable behaviors, such as correlations, may change in the future. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. The Company is not able to predict whether SOFR what the impact the transition to SOFR may be on the Company's financial condition and results of operations.

Our credit facility will contain restrictive covenants that may impair our ability to conduct business.

Our credit facility contains operating covenants and financial covenants that may in each case limit management's discretion with respect to certain business matters. We must comply with a maximum senior secured leverage ratio and a minimum debt service coverage ratio. Among other things, these covenants restrict our and our subsidiaries' ability to grant additional liens, consolidate or merge with other entities, purchase or sell assets, declare dividends, incur additional debt, make advances, investments and loans, transact with affiliates, issue equity interests, modify organizational documents and engage in other business. As a result of these covenants and restrictions, we will be limited in how we conduct our business and we may be unable to raise additional debt or other financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. Failure to comply with such restrictive covenants may lead to default and acceleration under our credit facility and may impair our ability to conduct business. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants, which may result in foreclosure of our assets.

See Note 7 of Notes to Consolidated Financial Statements in the Audited Consolidated Financial Statements of the Company in this report for additional information.

Our guarantees of indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations.

Holdings' notes are exchangeable into shares of our Class A Common Stock at an effective conversion price of $11.50 per share. The exchangeable notes are guaranteed by CompoSecure, L.L.C. Our guarantees of indebtedness could have significant negative consequences for our security holders, equity holders and our business, results of operations and financial condition by, among other things:

- increasing our vulnerability to adverse economic and industry conditions;

- limiting our ability to obtain additional financing;

- requiring the dedication of a substantial portion of our cash flow from operations to service our guarantees of indebtedness, which reduces the amount of cash available for other purposes;

- limiting our flexibility to plan for, or react to, changes in our business;

- diluting the interests of our stockholders as a result of the issuance shares of our Class A Common Stock upon conversion of the exchangeable notes; and

- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts that may become due under our guarantees of indebtedness, including in connection with the exchangeable notes, and our cash needs may increase in the future. In addition, any future indebtedness or guarantees of indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our guarantees of indebtedness if and when due, then we could be in default under those guarantees of indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

General Risks Related to Ownership of our Securities

Our only significant asset will be our ownership of our subsidiaries' business. If the business of our subsidiaries is not profitably operated, we may be unable to pay us dividends or make distributions to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

CompoSecure, Inc. has no direct operations and no significant assets other than the ownership of its subsidiaries, which operate the Company's business. CompoSecure, Inc. will depend on profits generated by its subsidiaries' business for debt repayment and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, to pay any dividends with respect to its capital stock and to make distributions. Legal and contractual restrictions in agreements governing the indebtedness of the Company or its subsidiaries, as well as their financial condition and operating requirements, may limit the ability of our subsidiaries to make distributions to the Company.

Provisions in our Charter and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A Common Stock and could entrench management.

Our Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the classification of our Board, the ability of our Board to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

In addition, while we have opted out of Section 203 of the DGCL, our charter contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

- prior to such time, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

- at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of the Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We may be unable to satisfy the Nasdaq Global Market listing requirements in the future, which could limit investors' ability to effect transactions in our securities and subject us to additional trading restrictions.

We may be unable to maintain the listing of our securities on the Nasdaq Global Market in the future. If our securities are delisted from the Nasdaq Global Market, there could be significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- a limited amount of news and analyst coverage about the Company; and

- a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

We incur significant costs and obligations as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses. These expenses will increase once we are no longer an "emerging growth company" as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including Dodd Frank, the Sarbanes-Oxley Act, regulations related hereto and the rules and regulations of the SEC and the Nasdaq Global Market, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may remain an "emerging growth company" for up to five years from the consummation of our initial public offering or until such earlier time that we have $1.23 billion or more in annual revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or if we no longer can be classified as an "emerging growth company," we expect that we will incur additional compliance costs, which will reduce our ability to operate profitably.

As an "emerging growth company," we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our common stock less attractive to investors.

As an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do.

We cannot predict if investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active market for our securities, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

If we do not properly maintain and implement all required accounting practices and policies, including new accounting practices and policies, as applicable, we may be unable to provide the financial information required of a United States publicly traded company in a timely and reliable manner.

We are required to implement and maintain the financial reporting and disclosure procedures and controls required of a United States publicly traded company. If we fail to properly maintain and implement all required accounting practices and policies, including new accounting practices and policies, as applicable, or maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that are timely and reliable. Any such delays or deficiencies could harm us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources or by damaging our reputation, which in either case, could impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our securities on the Nasdaq Global Market.

If our operating performance does not meet market expectations, the price of our securities may decline.

The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Fluctuations in the price of our securities could result in the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them.

Factors affecting the trading price of our securities may include:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results;

- success of competitors;

- our operating results failing to meet market expectations in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning us or the financial payment card and digital asset industries and markets in general;

- operating and stock price performance of other companies that investors deem comparable to us;

- our ability to market new and enhanced products on a timely basis;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of our securities available for public sale;

- any significant change in our board or management;

- sales of substantial amounts of our securities by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of our securities irrespective of our operating performance. The stock market in general and the Nasdaq Global Market have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for financial technology stocks or the stocks of other companies which investors perceive to be similar to us could depress our securities prices regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our Public Warrants may never be in the money, and they may expire worthless.

The exercise price for our Public Warrants is $11.50 per share, which exceeds the market price of our Class A Common Stock, which was $4.70 per share based on the closing price on March 04, 2024. There can be no assurance that the Public Warrants will ever be in the money prior to their expiration and, as such, the Public Warrants may expire worthless.

The terms of our Warrants may be amended in a manner that may be adverse to the holders. The warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Our ability to amend the terms of the Warrants with the consent of at least a majority of the then outstanding Public Warrants is unlimited. Examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares of our common stock purchasable upon exercise of a Warrant.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided that the last reported sales price (or the closing bid price of our common stock in the event the shares of our common stock are not traded on any specific trading day) of the common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the Warrants, we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Warrants and a current prospectus relating to them is available. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force a Warrant holder: (i) to exercise your Warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, could be substantially less than the market value of your Warrants.

Warrants to purchase our Class A Common Stock are presently exercisable, which could increase the number of shares of Class A Common Stock eligible for future resale in the public market and result in dilution to our stockholders.

Our outstanding Public Warrants to purchase an aggregate of 22,415,400 shares of our common stock are exercisable in accordance with the terms of the warrant agreement governing those securities. Each Warrant entitles its holder to purchase one share of our common stock at an exercise price of $11.50 per share and will expire at 5:00 p.m., New York time, on December 15, 2026 or earlier upon redemption of our Class A Common Stock or our liquidation. To the extent Warrants are exercised, additional shares of our Class A Common Stock will be issued, which will result in dilution to our then existing stockholders and increase the number of shares of Class A Common Stock eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our securities.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our business.

Under the Sarbanes-Oxley Act of 2022, we are required to provide management's attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those previously required of Holdings as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a public company. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and lead to a decrease in the market price of our securities.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an "emerging growth company."

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an "emerging growth company." We will be an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following November 10, 2025, the fifth anniversary of the consummation of our initial public offering, (b) in which we have total annual gross revenue of at least $1.23 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Accordingly, until we cease being an "emerging growth company" stockholders will not have the benefit of an independent assessment of the effectiveness of our internal control environment.

Our ability to successfully operate our business largely depends upon the efforts of certain key personnel. The loss of such key personnel could adversely affect our operations and profitability.

Our ability to successfully operate our business depends upon the efforts of certain key personnel. The unexpected loss of key personnel may adversely affect our operations and profitability. In addition, our future success depends in part on our ability to identify and retain key personnel to expand and/or succeed senior management. Furthermore, while we have closely scrutinized the skills, abilities and qualifications of our key personnel, our assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities we expect or those necessary to manage a public company, the operations and profitability of our business may be adversely impacted.

Our ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for our securities.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If no securities or industry analysts commence coverage of us, prices for our securities would likely be less than that which would obtain if we had such coverage and the liquidity, or trading volume of our securities may be limited, making it more difficult for a holder to sell securities at an acceptable price or amount. If any analysts do cover us, their projections may vary widely and may not accurately predict the results we actually achieve. Prices for our securities may decline if our actual results do not match the projections of research analysts covering us. Similarly, if one or more of the analysts who write reports on us downgrades our securities or publishes inaccurate or unfavorable research about our business, prices for our securities could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, prices for our securities or trading volume could decline.

Future sales of our securities, including resale of securities issued to the certain stockholders, may reduce the market price of our securities that you might otherwise obtain.

Upon expiration of the lockup period applicable to our securities held by certain of our stockholders may sell large amounts of our securities in the open market or in privately negotiated transactions. The registration and availability of such a significant number of securities for trading in the public market may increase the volatility in the price of our securities or put significant downward pressure on the price of our securities. In addition, we may use shares of our common stock as consideration for future acquisitions, which could further dilute our stockholders.

Because certain significant shareholders control a significant percentage of our common stock, such shareholders may influence major corporate decisions of the Company and our interests may conflict with the interests of other holders of our common stock.

At March 04, 2024, LLR Equity Partners IV, L.P. and LLR Equity Partners Parallel IV, L.P. (the "LLR Parties") and Michele D. Logan and any trust, entity or other similar vehicle or account affiliated with Michele D. Logan (the "Logan Parties") beneficially own approximately 43% and 27%, respectively of the voting power of our outstanding common stock. As a result of this control, the LLR Parties and the Logan Parties will be able to influence matters requiring approval by our stockholders and/or our Board, including the election of directors and the approval of business combinations or dispositions and other extraordinary transactions. The LLR Parties and the Logan Parties may also have interests that differ from the interests of other holders of our securities and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of the Company and may materially and adversely affect the market price of our securities. In addition, the LLR Parties or the Logan Parties may in the future own businesses that directly compete with the business of the Company.

Our Charter renounces any expectancy in or right to be offered an opportunity to participate in certain transactions or matters that may be investment, corporate or business opportunities and that are presented to the Company or our officers, directors or stockholders.

Our Charter provides that, to the fullest extent permitted by Delaware law, each member of Holdings, their respective affiliates (other than the Company and our subsidiaries) and, to the extent any member is a series limited liability company, any series thereof and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who serve as officers or directors of the Company (each, an "Excluded Party"), shall not have any fiduciary duty to refrain from (a) directly or indirectly engaging in any opportunity in which we, directly or indirectly, could have an interest or expectancy or (b) otherwise competing with us. Our Charter also renounces, to the fullest extent permitted by Delaware law, any interest or expectancy that we have in any opportunity in which any Excluded Party engages, even if the opportunity is one in which we, directly or indirectly, could have had an interest or expectancy. To the fullest extent permitted by Delaware law, in the event that any Excluded Party acquires knowledge of an opportunity that may be an opportunity for itself, himself or herself and for us, such party shall have no duty to communicate or present such opportunity to us and shall not be liable to us or any of our stockholders for breach of any fiduciary duty as our stockholder, director or officer solely for having pursued or acquired such opportunity or for offering or directing such opportunity to another person. To the fullest extent permitted by Delaware law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Our Bylaws designate the courts of the Court of Chancery in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders, which could limit the ability of stockholders to obtain a favorable judicial forum for disputes.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, (a) any derivative action or proceeding brought on behalf of us, (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (c) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Charter or Bylaws or (d) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine.

Notwithstanding the foregoing, these provisions of the Bylaws will not apply to any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery (including suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum), or for which the Court of Chancery does not have subject matter jurisdiction. While this exclusive provision applies to claims under the Securities Act, we note, however, that there is uncertainty as to whether a court would enforce this provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Bylaws inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and securities prices, which could cause you to lose some or all of your investment.

If there are material issues in the business of our subsidiaries, or factors outside of our and our subsidiaries control later arise, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in losses. Additionally, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the Company or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our securities prices may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities.

The future exercise of registration rights may adversely affect the market price of our securities.

Sales of a substantial number of shares of common stock in the public market could occur at any time. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of securities intend to sell securities, could reduce the market price of our securities.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Identifying, assessing, and managing material cybersecurity risks is an important component of our overall risk assessment and management program. Given our holding company structure, the management of cybersecurity risks involves coordination between the parent company and our subsidiaries, which are responsible for developing appropriate cybersecurity programs, including as may be required by applicable law or payment card industry (PCI) standards. We take a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents.

Our information security and data privacy programs are designed to protect the confidentiality of nonpublic, sensitive business and personal information, as well as the security of our information systems. Administrative and technical safeguards that seek to mitigate cybersecurity threats and secure the Company's information assets are addressed on a risk-based basis. We have designed our information security programs consistent with PCI standards using the National Institute of Standards and Technology Cybersecurity Framework, and other security standards. These programs also include processes designed to identify, mitigate and monitor cybersecurity risk relating to vendors and others who have access to our confidential information or our information systems. Among other things, these programs generally involve evaluations and assessments by third parties, vulnerability scanning, employee testing and training, threat exercises, incident response plans and data security assessments of third-party service providers as a part of vendor management.

Cybersecurity threats may cause material disruptions to our subsidiaries' operations, which may materially affect our results of operations and/or financial condition. For more information about these risks, see the risk factor titled "*Data and security breaches could compromise our systems and confidential information, cause reputational and financial damage, and increase risks of litigation, which could adversely affect our business, financial condition and results of operations.*" and other discussions of risk factors under Item 1A "Risk Factors" in this report.

Governance

Our board of directors (the "Board") oversees cybersecurity risks directly and through its Audit Committee. The Audit Committee oversees our overall risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats. Our Chief Information Officer (CIO) provides periodic updates on our cybersecurity risk profile to the Audit Committee and our board of directors. These updates are designed to enable the Audit Committee and the board of directors to assess the effectiveness of our cybersecurity program in the prevention, detection, mitigation, and remediation of cybersecurity incidents. In addition, the CIO undertakes the appropriate internal notifications of any such occurrence, and responsive activities, to the General Counsel, Chief Executive Officer, and Chief Financial Officer.

Our cybersecurity threat risk action plan is managed by our CIO, who is also our Chief Information Security Officer (CISO). Our CIO/CISO is responsible for the establishment and maintenance of our cybersecurity program, as well as the assessment and management of cybersecurity risks. Our CIO/CISO has more than 25 years of technology industry leadership, cybersecurity expertise and engineering and operations experience.

Our CIO/CISO leads the Information Security function, which manages the controls designed to identify, detect, protect against, respond to and recover from cybersecurity threats and cybersecurity incidents. This group includes a cybersecurity operations team that is responsible for information technology security monitoring and incident response activities, the latter covering the response coordination to cyber-attacks under the leadership and pursuant to the direction of the CIO/CISO. The Company engages in a continuous risk monitoring process that seeks to identify the likelihood and impact of internal and external threats to our information security systems and data, and assesses the sufficiency of the controls in place to mitigate these threats to acceptable levels on a risk-based basis. The CIO/CISO leads efforts to design, implement and operate controls deemed necessary, commensurate with the materiality and criticality of identified risks and the sensitivity of the information assets and systems used throughout the organization.

To date, we do not believe that risks from cybersecurity threats have materially affected or are reasonably likely to materially affect the Company. Please refer to "*Data and security breaches could compromise our systems and confidential information, cause reputational and financial damage, and increase risks of litigation, which could adversely affect our business, financial condition and results of operations.*" and other discussions of risk factors under Item 1A "Risk Factors" in this report. While we continually work to safeguard the information systems we use, and the proprietary, confidential and personal information residing therein, and mitigate potential risks, there can be no assurance that such actions will be sufficient to prevent cybersecurity incidents or mitigate all potential risks to such systems, networks and data or those of our third party providers.

Item 2. Properties

The Company maintains five (5) leased facilities, as set forth below. The Company believes its current facilities are suitable and adequate for its current and presently contemplated operations and production capacity needs and recognizes that future operations may require expanded and/or additional production capacity.

Location	Operations	Approximate Square Footage
Somerset, New Jersey (Pierce Street)	Sales, Quality Assurance, Design, Marketing and Production	116,000
Somerset, New Jersey (Memorial Drive)	Quality Assurance, Production	46,000
Somerset, New Jersey (Apgar Drive)	Prelams and Subassembly Production	11,000
Somerset, New Jersey (Roosevelt Avenue)	Warehouse and Related Activities	53,000
Somerset, New Jersey (Davidson Avenue)	Executive and Administrative Offices	15,000

Item 3. Legal Proceedings

As of March 2024, the Company was not a party to, nor were any of its properties the subject of, any material pending legal proceedings, other than ordinary routine claims incidental to the business.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Since December 28, 2021, our Class A Common Stock and Public Warrants have been listed on the Nasdaq Global Market, under the symbols "CMPO" and "CMPOW," respectively. On March 4, 2024, the closing price of a share of Class A Common Stock was $4.70 and the closing price for our Public Warrants was $0.21.

Holders

As of March 1, 2024, there were four holders of record of Class A Common Stock, nine holders of record of Class B Common Stock, and three holders of record of our Public Warrants. Based on available information, we believe there are over 2,300 beneficial owners of our Class A Common Stock and over 300 holders of our Public Warrants.

Dividend Policy and Securities Repurchase Program

We have not paid any cash dividends on our Common Stock to date. The Company has maintained a thoughtful approach to managing capital allocations focused on driving organic growth and reducing outstanding indebtedness, which has resulted on a long history of delivering profitable growth. Future allocations of capital may also include repurchases of our outstanding securities, as described below. In addition, the Board may from time to time consider whether or not to institute a dividend policy. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board. Further, our ability to declare dividends will be limited by restrictive covenants contained in our debt agreements. Under our Charter, dividends or other distributions declared on our Common Stock are payable from the Company to the holders of Class A Common Stock only. Due to the Company's Up-C structure, the holders of Class B Common Stock typically would participate in such dividends or other distributions through distributions made on their corresponding number of LLC membership units in the Company's subsidiary, CompoSecure Holdings, L.L.C.

To provide a new mechanism to unlock investor value, in February 2024, an independent committee of our Board has approved a repurchase program for up to $40 million of our outstanding shares of common stock, warrants and/or notes exchangeable for shares of common stock. The repurchase program is effective March 7, 2024 through March 7, 2027. Repurchases under this program may be made from time to time in the open market, through privately negotiated transactions, tender offers, or otherwise, and will be made as permitted by the terms and conditions of our senior credit facility and indenture for its exchangeable notes, as applicable. Repurchases of common stock will be conducted in accordance with Rule 10b-18 of the Exchange Act. To facilitate equity repurchases, we expect to enter into a Rule 10b5-1 repurchase plan with a third-party broker to allow us to repurchase shares of our common stock at times when we otherwise might be prevented from doing so under insider trading laws or because of trading blackout periods imposed under our Insider Trading Policy. Any exchangeable note or warrant repurchases will be conducted in accordance with applicable insider trading laws and our Insider Trading Policy. Any shares of common stock repurchased under the program may either be returned to the status of authorized but unissued shares of common stock or held as treasury stock. Subject to applicable law, we may elect to amend or cancel the repurchase program or amend the terms thereof.

Stock Performance Graph

Not applicable.

Sales of Unregistered Securities

The shares of Class B Common Stock originally issued to Roman Sponsor prior to the Business Combination (for which the Company received an aggregate purchase price of $25,000), the Private Placement Warrants issued to Roman Sponsor prior to the Business Combination (for which the Company received a purchase price of $1.00 per Private Placement Warrant), the shares of new Class B Common Stock issued in connection with the Business Combination to the historical owners of Holdings (for which the Company did not receive any separate consideration) and the shares of Class A Common Stock and the Company's Exchangeable Notes issued pursuant to the Subscription Agreements in connection with the PIPE Investments (for which the Company received gross proceeds of $45,000,000 and $130,000,000 respectively) were not registered under the Securities Act, and were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering without any form of general solicitation or general advertising, or the involvement of any underwriters.

For clarity the shares of Class B Common Stock originally issued to Roman Sponsor (referenced above) were all converted to Class A Common Stock upon the completion of the Business Combination, and a new Class B Common Stock was created and issued in the Business Combination to the historical owners of Holdings. In addition, the Private Placement Warrants originally issued to Roman Sponsor (referenced above) have all been sold by Roman Sponsor since the Business Combination and, thereby, have become Public Warrants. At December 31, 2023, there were no longer any outstanding Private Placement Warrants.

In accordance with the Holdings Second Amended and Restated LLC Agreement and the terms of the Exchange Agreement entered into in connection with the merger in December 2021, the Class B Units of Holdings may each be exchanged at the option of the holder, together with a corresponding cancellation of the corresponding number of shares of Class B Common Stock of the Company, on a one-for-one basis for shares of Class A Common Stock of the Company. There is no cash or other consideration paid by the holder in these transactions and, therefore, there is no cash or other consideration received by the Company. The shares of Class A Common Stock issued by the Company in such exchanges are exempt from registration pursuant to Section 4(a)(2) of the Securities Act. During the quarter ended March 31, 2023, the Company issued 366,635 shares of Class A Common Stock, respectively, upon the exchange of the same number of Class B Units and the cancellation of the same number of shares of Class B Common Stock held by the exchanging stockholder. No Class B Units were tendered to the Company for exchange into shares of Class A Common Stock since the quarter ended March 31, 2023.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable. See "*Dividend Policy and Securities Repurchase Program*" above.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's audited consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere particularly in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this annual report on Form 10-K.

Overview

The Company creates innovative, highly differentiated and customized quality financial payment card products to support and increase its customer acquisition, customer retention and organic customer spend. The Company's customers consist primarily of leading international and domestic banks and other payment card issuers primarily within the United States ("U.S."), Europe, Asia, Latin America, Canada, and the Middle East. The Company is a platform for next generation payment technology, security, and authentication solutions. The Company maintains trusted, highly-embedded and long-term customer relationships with an expanding set of global issuers. The Company has established a niche position in the financial payment card market through over 20 years of innovation and experience and is focused primarily on this attractive subsector of the financial technology market. The Company serves a diverse set of direct customers and indirect customers, including some of the largest issuers of credit cards in the U.S.

Economic Conditions - globally and in the digital asset marketplace

U.S. and international markets and, in particular, the rapidly evolving digital assets industry, are experiencing uncertain and volatile economic conditions, including from the impacts of the COVID-19 pandemic, Russian aggression in Ukraine, sustained inflation, threats or concerns of recession, and supply chain disruptions. These conditions make it extremely difficult for us and our suppliers to accurately forecast and plan future business activities. Additionally, a significant downturn in the domestic or global economy may cause our existing customers to pause or delay orders and prospective customers to defer new projects. Together, these circumstances create an environment in which it is challenging for us to predict future operating results. If these uncertain business, macroeconomic or political conditions continue or further decline, our business, financial condition and results of operations could be materially adversely affected.

The Company's Arculus platform offers a broad range of secure authentication and Digital Asset storage solutions and enables our consumer Arculus Cold Storage Wallet for digital assets. Recently, some digital asset exchanges have been freezing or limiting consumer withdrawals and some have filed for bankruptcy protection, driving consumer need for enhanced protection of their digital assets. We believe consumers can achieve enhanced protection by controlling their private keys with a cold storage wallet, such as the Arculus Cold Storage Wallet. At the same time, this market cycle has created uncertainty in timing for our anticipated Arculus ramp up, as some of our partners and targets have been impacted. Therefore, we are taking a measured approach to better target the timing of our investments to support near-term and long-term opportunities.

Key Components of Results of Operations

Net Sales

Net sales reflect the Company's revenue generated primarily from the sale of its products. Product sales primarily include the design and manufacturing of metal cards, including contact and dual interface cards. The Company also generates revenue from the sale of prelams (which refers to pre-laminated, sub-assemblies consisting of a composite of material layers which are partially laminated to be used as a component in the multiple layers of a final payment card or other card construction).which are used by makers of plastic payment and other cards). Net sales include the effect of discounts and allowances which consist primarily of volume-based rebates.

Cost of Sales

The Company's cost of sales includes the direct and indirect costs related to manufacturing products and providing related services. Product costs include the cost of raw materials and supplies, including various metals, EMV chips, holograms, adhesives, magnetic stripes, and NFC assemblies; the cost of labor; equipment and facilities; operational overhead; depreciation and amortization; leases and rental charges; shipping and handling; and freight and insurance costs. Cost of sales can be impacted by many factors, including volume, operational efficiencies, procurement costs, and promotional activity.

Gross Profit and Gross Margin

The Company's gross profit represents its net sales less cost of sales, and its gross margin represents gross profit as a percentage of its net sales.

Operating Expenses

The Company's operating expenses primarily comprised selling, general, and administrative expenses, which generally consist of personnel-related expenses for its corporate, executive, finance, information technology, research and development and other administrative function, and expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, amortization, travel, sales and marketing.

Income from Operations and Operating Margin

Income from operations consists of the Company's gross profit less its operating expenses. Operating margin is income from the Company's operations as a percentage of its net sales.

Other (Income) Expense

Other (income) expense consists primarily of change in fair value of warrant liability, earnout consideration liability and interest expense net of any interest income.

Net Income

Net income consists of the Company's income from operations, less other expenses and income tax provisions or benefits.

Factors Affecting the Company's Operating Results

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges. Please see the factors discussed elsewhere in this annual report on Form 10-K, including those discussed in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for additional information.

Results of Operations

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

The following table presents the Company's results of operations for the periods indicated:

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
	(in thousands)			
Net sales	$ 390,629	$ 378,476	$ 12,153	3%
Cost of sales	$ 181,547	$ 158,832	$ 22,715	14%
Gross profit	209,082	219,644	(10,562)	(5%)
Operating expenses:				
Selling, general and administrative expenses	89,995	104,749	$ (14,754)	(14%)
Income from operations	119,087	114,895	4,192	4%
Other income, net	$ (2,011)	$ 21,280	$ (23,291)	(109%)
Income before income taxes	117,076	136,175	(19,099)	(14%)
Income tax (expense) benefit	(4,556)	(4,360)	(196)	4%
Net income	112,520	131,815	(19,295)	(15%)
Net income attributable to redeemable non-controlling interests	93,281	113,158	(19,877)	(18%)
Net income attributable to CompoSecure, Inc	$ 19,239	$ 18,657	$ 582	3%

	Year Ended December 31,	
	2023	**2022**
Gross Margin	54%	58%
Operating margin	30%	30%

Net Sales

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
	(in thousands)			
Net sales by region				
Domestic	$ 321,470	$ 295,423	$ 26,047	9%
International	69,159	83,053	(13,894)	(17%)
Total	$ 390,629	$ 378,476	$ 12,153	3%

The Company's net sales for the year ended December 31, 2023 increased by $12.2 million, or 3%, to $390.6 million compared to $378.5 million for the year ended December 31, 2022. The increase was primarily driven by continued domestic growth in the Company's premium payment card business, which was up 9%. This was offset by lower international sales, which is a more variable market due to current global economic uncertainty, customer mix and a smaller sales base.

Domestic: The Company's domestic net sales for the year ended December 31, 2023 increased $26.1 million, or 9%, to $321.5 million compared to $295.4 million for the year ended December 31, 2022. The increase was primarily due to higher customer acquisition by the Company's clients as they continued to experience higher demand.

International: The Company's international net sales for the year ended December 31, 2023 decreased $13.9 million, or 17%, to $69.2 million compared to $83.1 million for the year ended December 31, 2022. This decrease was primarily due to current global economic uncertainty and international markets being a more variable market due to customer mix and a smaller sales base.

In addition, the following table presents the Company's net sales for the three months ended December 31, 2023 compared to December 31, 2022:

| | Three Months Ended | | | |
	December 31, 2023	December 31, 2022	$ Change	% Change
	(in thousands)			
Net Sales	$ 99,900	$ 93,790	$ 6,110	7%

The Company's net sales for the three months ended December 31, 2023 increased $6.1 million, or 7%, to $99.9 million compared to $93.8 million for the three months ended December 31, 2022.

Gross Profit and Gross Margin

The Company's gross profit for the year ended December 31, 2023 decreased $10.6 million, or 5%, to $209.1 million compared to $219.7 million for the year ended December 31, 2022, while the gross profit margin decreased from 58% to 54%. The decrease in gross margin percentage was due to lower production efficiencies from new and innovative card constructions, as well as the impact of inflationary pressure on wages and materials for the year ended December 31, 2023.

Operating Expenses

The Company's prudent control on operating expenses led to a $14.7 million, or 14%, expense decrease for the year ended December 31, 2023 compared to the year ended December 31, 2022. Total operating expenses for the year ended December 31, 2023 were $90.0 million compared to $104.7 million for the year ended December 31, 2022. The decrease was driven primarily by a decrease in bonus expenses of $2.7 million, commission expenses of $8.1 million, reductions in marketing expenses of $7.2 million, insurance expenses of $4.2 million and professional fees of $0.5 million, as well as an decrease in various other costs aggregating $1.6 million. This was partially offset by increases in stock based compensation of $6.1 million and increases in salaries and employee benefits of $3.5 million.

Income from Operations and Operating Margin

During the year ended December 31, 2023, the Company had income from operations of $119.1 million compared to income from operations of $114.9 million for the year ended December 31, 2022. The Company's operating margin for the year ended December 31, 2023 remained consistent, at 30%, with the year ended December 31, 2022.

Other Income (Expenses) (net)

Interest expense for the year ended December 31, 2023 increased $1.6 million, or 7%, to $24.2 million compared to $22.5 million for the year ended December 31, 2022. An interest rate swap which the Company entered in January 2022 provided a benefit of $4.9 million for the year ended December 31, 2023. See Liquidity and Capital Resources below for more detail on the existing credit facility. There was an overall increase in other expenses due to the reduction in favorable changes to the fair value of mark-to-market instruments compared to December 31, 2022. The decrease in favorable changes in the fair value of mark-to-market instruments were primarily due to the increase in the price of the Company's Class A common stock compared to December 31, 2022.

Net Income

The Company's net income for the year ended December 31, 2023 was $112.5 million, compared to net income of $131.8 million for the year ended December 31, 2022. The decrease was driven by the decrease in gross profit, changes to the fair value of warrant liabilities, earnout consideration liability and derivative liability, offset by the decrease in operating expenses.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

The following table presents the Company's results of operations for the periods indicated:

		Year Ended December 31,			
		2022	2021	$ Change	% Change
		(in thousands)			
Net sales	$	378,476	$ 267,948	$ 110,528	41%
Cost of sales	$	158,832	$ 123,099	$ 35,733	29%
Gross profit		219,644	144,849	74,795	52%
Operating expenses:					
Selling, general and administrative expenses		104,749	63,424	41,325	65%
Income from operations		114,895	81,425	33,470	41%
Other income (expense), net	$	21,280	$ 1,132	$ 20,148	1780%
Income before income taxes		136,175	82,557	53,618	65%
Income tax benefit		(4,360)	857	(5,217)	(609%)
Net income		131,815	83,414	48,401	58%
Net income attributable to redeemable non-controlling interests		113,158	80,260	32,898	41%
Net income attributable to CompoSecure, Inc	$	18,657	$ 3,154	$ 15,503	492%

	Year Ended December 31,	
	2022	2021
Gross Margin	58%	54%
Operating margin	30%	30%

Net Sales

		Year Ended December 31,			
		2022	2021	$ Change	% Change
		(in thousands)			
Net sales by region:					
Domestic	$	295,423	$ 218,441	$ 76,982	35%
International		83,053	49,507	33,546	68%
Total	$	378,476	$ 267,948	$ 110,528	41%

The Company's net sales for the year ended December 31, 2022 increased by $110.5 million, or 41%, to $378.5 million compared to $267.9 million for the year ended December 31, 2021. The increase in net sales was due to a 35% increase in domestic sales and a 68% increase in international sales.

Domestic: The Company's domestic net sales for the year ended December 31, 2022 increased $77.0 million, or 35%, to $295.4 million compared to $218.4 million for the year ended December 31, 2021. This was primarily driven by higher demand for the Company's products in the year ended December 31, 2022 due to higher overall customer acquisition by the Company's clients as we continue to emerge from the adverse impact of the COVID-19 pandemic.

International: The Company's international net sales for the year ended December 31, 2022 increased $33.5 million, or 68%, to $83.1 million compared to $49.5 million for the year ended December 31, 2021. This increase was primarily driven by an increase in sales through international distributor channels and the increase in demand in the fintech market.

Gross Profit and Gross Margin

The Company's gross profit for the year ended December 31, 2022 increased $74.8 million, or 52%, to $219.7 million compared to $144.8 million for the year ended December 31, 2021, while the gross profit margin increased from 54% to 58%. The gross margin improvement resulted from a decrease in costs of sales in the period ended December 31, 2022 primarily from improvement in production yields and increased operating efficiencies compared to the period ended December 31, 2021. This was partially offset by higher supply chain costs primarily towards the end of the year ended December 31, 2022.

Operating Expenses

The Company's operating expenses for the year ended December 31, 2022 increased $41.3 million compared to the year ended December 31, 2021. This increase was driven by salaries, commissions and employee benefits of $26.8 million, increased insurance expense of $5.7 million, increase in stock based compensation of $5.4 million, increase in professional fees of $6.7 million and an overall increase in utilities, supplies and various other costs of $2.3 million due to the growth in operations. This was partially offset by a decrease in marketing expenses of $5.6 million.

Income from Operations and Operating Margin

During the year ended December 31, 2022, the Company had income from operations of $114.9 million compared to income from operations of $81.4 million for the year ended December 31, 2021. The Company's operating margin for the year ended December 31, 2022 remained consistent at 30% compared to the year ended December 31, 2021.

Other Expenses

Interest expense for the year ended December 31, 2022 increased $10.6 million, or 47.1%, to $22.5 million compared to $11.9 million for the year ended December 31, 2021. The additional interest expense resulted primarily from the issuance of Exchangeable Notes in December 2021 resulting in an increase in outstanding debt during the year ended December 31, 2022. The increase in interest expense was more than offset by an overall decrease in other expenses due to the favorable changes in the fair value of earnout consideration and warrant liabilities of $42.2 million, other income of $1.3 million related to employee retention credit (see Note 14 to the consolidated financial statements) and derivative liability of $0.3 million, See Liquidity and Capital Resources below for detail on the existing credit facility.

Net Income

The Company's net income for the year ended December 31, 2022 was $131.8 million, compared to net income of $83.4 million for the year ended December 31, 2021. The increase was primarily driven by higher sales volume, a more profitable sales mix, favorable change in fair value of earnout consideration liability of $23.3 million and favorable change in fair value of $18.9 million in warrant liability, partially offset primarily by increases in operating expenses as a result of higher sales volume and arbitration charges of $10.2 million.

Use of Non-GAAP Financial Measures

This Form 10-K includes certain non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and that may be different from non-GAAP financial measures used by other companies. The Company believes EBITDA, Adjusted EBITDA and non-GAAP earnings per share are useful to investors in evaluating the Company's financial performance. The Company uses these measures internally to establish forecasts, budgets and operational goals to manage and monitor its business, as well as evaluate its underlying historical performance and to measure incentive compensation, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling the Company to evaluate and plan more effectively for the future. In addition, the Company's debt agreements contain covenants that use a variation of these measures for purposes of determining debt covenant compliance. The Company believes that investors should have access to the same set of tools that its management uses in analyzing operating results. EBITDA, Adjusted EBITDA and non-GAAP earnings per share should not be considered as measures of financial performance under U.S. GAAP, and the items excluded from EBITDA, Adjusted EBITDA and non-GAAP earnings per share are significant components in understanding and assessing the Company's financial performance. Accordingly, these key business metrics have limitations as an analytical tool. They should not be considered as an alternative to net income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flows from operating activities as a measure of the Company's liquidity, and may be different from similarly titled non-GAAP measures used by other companies.

The following unaudited table presents the reconciliation of net income to EBITDA and Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net income	$ 112,520	$ 131,815	$ 83,414
Add:			
Depreciation	8,387	8,575	10,428
Taxes	4,556	4,360	(857)
Interest expense, net (1)	24,156	22,544	11,928
EBITDA	$ 149,619	$ 167,294	$ 104,913
Special management bonus expense	—	—	4,384
Equity compensation expense	17,562	11,465	6,113
Mark to market adjustments (2)	(22,145)	(42,533)	(13,060)
Adjusted EBITDA	$ 145,036	$ 136,226	$ 102,350

(1) *Includes amortization of deferred financing costs for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.*

(2) *Includes the changes in fair value of warrant liability, derivative liabilities and earnout consideration liability for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.*

The following unaudited table presents the non-GAAP earnings per share and reconciliation of GAAP net income to non-GAAP adjusted net income for the periods indicated below:

	Year Ended December 31,			
	2023		**2022**	
	(in thousands) except per share amounts			
Basic and Diluted:				
Net Income	$	112,520	$	131,815
Add: provision for income taxes		4,556		4,360
Income before income taxes		117,076		136,175
Income tax expense (1)		(24,403)		(22,423)
Adjusted net income		92,673		113,752
Less: mark-to-market adjustments (2)		(22,284)		(42,267)
Add: stock-based compensation		17,562		11,465
Adjusted net income	$	87,951	$	82,950
Common shares outstanding used in computing net income per share, basic:				
Class A and Class B common shares (3)		78,619		75,697
Common shares outstanding used in computing net income per share, diluted:				
Warrants (Public and Private) (4)		8,094		8,094
Equity awards		3,651		4,183
Total Shares outstanding used in computing net income per share - diluted		90,364		87,974
Adjusted net income per share -basic	$	1.12	$	1.10
Adjusted net income per share -diluted	$	0.97	$	0.94

1) Calculated using the Company's blended tax rate.
2) Includes the changes in fair value of warrant liability and earnout consideration liability.
3) Assumes both Class A and Class B shares participate in earnings and are outstanding at the end of the period.
4) Assumes treasury stock method, valuation at assumed fair market value of $18.00.
5) The Company did not include the effect of Exchangeable Notes to its total shares outstanding used in diluted adjusted net income per share.

Critical Accounting Policies and Estimates

General:

The discussion and analysis of the Company's financial condition and results of operations is based upon audited financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements involve the management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on the Company's historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its customers, and information available from outside sources, as appropriate. The Company's actual results may differ from those estimates under different assumptions or conditions. The Company evaluates the adequacy of its expected reserves and the estimates used in calculations on an on-going basis. Significant areas requiring management to make estimates include the valuation of equity instruments, measurement of changes in the fair value of earnout consideration liability, estimates of derivative liability associated with the exchangeable notes which are marked to market each quarter based on a Lattice model approach, changes in the fair value of warrant liabilities, derivative asset for the interest rate swap, valuation allowances on deferred tax assets which are based on an assessment of recoverability of the deferred tax assets against future taxable income and estimates of the inputs used to calculate the tax receivable agreement liability. See Note 7, 10 and 12 in Notes to Consolidated Financial Statements in this Form 10-K for further discussion of the nature of these assumptions and conditions. See Note 2 to the Notes to Consolidated Financial Statements for a complete description of the significant accounting policies that have been followed in preparing the Company's audited consolidated financial statements.

The accounting policies described below are those that the Company considers to be the most critical for an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment. Effective April 1, 2022, the Company changed its accounting policy to calculate the basic and diluted earnings per share as detailed below.

Revenue Recognition

The Company recognizes revenue in accordance with the accounting standard ASC 606 when the performance obligations under the terms of the Company's contracts with its customers have been satisfied. This occurs at the point in time when control of the specific goods or services as specified by each purchase order are transferred to customers. Specific goods refer to the products offered by the Company, including metal cards, high security documents, and pre-laminated materials. Transfer of control passes to customers upon shipment or upon receipt, depending on the agreement with the specific customers. ASC 606 requires entities to record a contract asset when a performance obligation has been satisfied or partially satisfied, but the amount of consideration has not yet been received because the receipt of the consideration is conditioned on something other than the passage of time. ASC 606 also requires an entity to present a revenue contract as a contract liability in instances when a customer pays consideration, or an entity has a right to an amount of consideration that is unconditional (e.g. receivable), before the entity transfers a good or service to the customer.

The primary judgments relating to the Company's revenue recognition include determining whether (i) the contract with a customer exists; (ii) performance obligations are identified; (iii) the transaction price is determined; (iv) the transaction price is allocated to performance obligations; and (v) the distinct performance obligations are satisfied by transferring control of the product or service to the client. Transfer of control is typically evaluated from the customer's perspective.

The Company invoices its customers at the time at which control is transferred, with payment terms ranging between 15 and 60 days depending on each individual contract. As the payment is due within 90 days of the invoice, a significant financing component is not included within the contracts.

The majority of the Company's contracts with its customers have the same performance obligation of manufacturing and transferring the specified number of cards to the customer. Each individual card included within an order constitutes a separate performance obligation, which is satisfied upon the transfer of goods to the customer. The contract term as defined by ASC 606 is the length of time it takes to deliver the goods or services promised under the purchase order or statement of work. As such, the Company's contracts are generally short term in nature.

Revenue is measured in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is recognized net of variable consideration such as discounts, rebates and returns.

The Company's products do not include an unmitigated right of return unless the product is non-conforming or defective. If the goods are non-conforming or defective, the defective goods are replaced or reworked or, in certain instances, a credit is issued for the portion of the order that was non-conforming or defective. A provision for sales returns and allowances is recorded based on experience with goods being returned. Most returned goods are re-worked and subsequently re-shipped to the customer and recognized as revenue. Historically, returns have not been material to the Company.

Additionally, the Company has a rebate program with certain customers allowing for rebates based on achieving a certain level of shipped sales during the calendar year. These rebates are estimated and updated throughout the year and recorded against revenues and the related accounts receivable.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, "Earnings Per Share". Net income per common share is computed by dividing net income attributable to controlling interest by the weighted average number of common shares outstanding for the period. The weighted-average number of common shares outstanding during the period includes Class A common stock but is exclusive of Class B common stock as these shares have no economic or participating rights.

Effective April 1, 2022, the Company changed its methodology to apply the accounting policy to calculate the basic and diluted earnings per share as well as it determined that it would push down the changes in fair value of the mark-to-market liabilities related to the Company's warrants and earnout consideration liability to its operating subsidiary, Holdings, resulting in a change to the net income attributable to the controlling interest and non-controlling interest. Diluted net income per share is computed by dividing the net income allocated to potential dilutive instruments attributable to controlling interest by the basic weighted-average number of common shares outstanding during the period, adjusted for the potentially dilutive shares of common stock equivalents resulting from the assumed exercise of the warrants, payment of the earnouts, exercise of the equity awards, exchange of the Class B units and Exchangeable Notes ("securities") only if the effect is not anti-dilutive.

The Company has prospectively adopted this change in methodology to apply the accounting policy described above to allocate its net income and to calculate its basic and dilutive earnings per share. The Company has provided the appropriate disclosures as required in ASC 250-10. See Note 15 in Notes to Consolidated Financial Statements in this Form 10-K.

Equity-Based Compensation

The Company adopted its existing equity incentive plans in 2021 and 2015. See Note 10 for a detailed discussion of both the plans. The Company estimates the fair value of option awards using a Black-Scholes option valuation model. Option valuation model requires the Company to estimate a number of key valuation inputs including expected volatility, expected dividend yield, expected term, and risk-free interest rate. The expected term assumption reflects the period for which the Company believes the option will remain outstanding. This assumption is based upon the historical and expected behavior of the option holders and may vary based upon the behavior of different groups of option holders. The most subjective estimate is the expected volatility of the underlying unit when determining the fair market value of an option granted. As there was no trading history for the Company's equity in 2020, the Company had utilized an appropriate index to estimate the volatility assumption when calculating the fair value of options granted during 2020. A nonpublic entity that is unable to estimate the expected volatility of the price of its underlying share may measure awards based on a "calculated value," which substitutes the volatility of an appropriate index for the volatility of the entity's own share price. The Company had used the historical closing values of comparable publicly held entities to estimate volatility. The risk-free rate reflects the U.S. Treasury yield curve for a similar expected life instrument in effect at the time of the grant. There were no option grants made during 2022 under 2015 incentive plans. The Company made certain grants under 2021 incentive plan during 2023 and 2022. See Note 10 in Notes to Consolidated Financial Statements in this Form 10-K.

In connection with the consummation of the Business Combination, the then existing equity holders had the right to receive an aggregate of up to 7,500,000 additional (i) shares of the Company's class A common stock or (ii) Holdings' Units (and a corresponding number of shares of the Company's class B common stock), as applicable, in earn-out consideration based on the achievement of certain stock price thresholds (collectively, the "Earnouts").

There were a total of 657,160 shares subject to ASC 718, or 328,580 shares for each portion of the Earnouts. Upon the transaction date, a valuation was performed which took into consideration all the key terms and conditions of the award, including the fact that, under Topic 718, there is no requisite service period due to the fact that there is no service condition prospectively, and as of the grant date there was no service inception date preceding the grant date on which to base historical valuation or expense amortization. As such, the award was considered to be immediately vested from a service perspective, and is solely contingent on meeting the hurdles required for the award to be settled. Since there is no future substantive risk of forfeiture, all expense associated with the awards were accelerated and recognized on December 27, 2021. The valuation of the Earnouts was determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. The following assumptions were used to determine the grant date fair value for the Earnouts that were fully expensed at the closing date, December 27, 2021:

	Year Ended 12/27/2021
Valuation date share price	$ 9.95
Risk-free interest rate	0.98% - 1.12%
Expected volatility	57.92% - 58.88%
Expected dividends	0 %
Expected forfeiture rate	0 %
Expected term	3 - 4 years

A 10% change in the Company's equity-based compensation expense for the year ended December 31, 2022 and 2023 would have affected net income by approximately $1.0 million. The Company includes equity-based compensation expense in selling, general and administrative expenses in its consolidated statement of operations.

Earnout Consideration

As a result of the Business Combination, certain of Holdings' equity holders have the right to receive an aggregate of up to 7,500,000 additional (i) shares of the Company's class A common stock or (ii) Holdings' Units (and a corresponding number of shares of the Company's class B common stock), as applicable, in earnout consideration based on the achievement of certain stock price thresholds (collectively, the "Earnouts"). As such, Earnouts were considered to be derivative liability and the valuation of the Earnouts liability was determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. The Company classifies the Earnouts as liabilities at their fair value on the consolidated balance sheet and adjusts the fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in revaluation of earnout consideration liability in the Company's consolidated statements of operations. See Note 10 in Notes to Consolidated Financial Statements in this Form 10-K for a detailed discussion.

Warrant Liabilities

The Company accounts for the warrants in accordance with the guidance contained in ASC 815 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value within warrant liability on the consolidated balance sheet and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in revaluation of warrant liability in the Company's consolidated statements of operations. The Private Placement Warrants were valued using a Black-Scholes option pricing model. The Public Warrants were valued using the quoted market price as the fair value at the end of each balance sheet date. See Note 12 in Notes to Consolidated Financial Statements in this Form 10-K for additional information.

Derivative Liability – Redemption Make-Whole Provision Feature

A derivative liability was initially recorded as a result of the issuance of the 7.00% Exchangeable notes due December, 2026 (see Note 7 in Notes to Consolidated Financial Statements in this Form 10-K). The fair value measurement of the derivative liability is classified as Level 3 under the fair value hierarchy as it has been valued using certain unobservable inputs using Lattice model. These inputs primarily include: (1) share price as of the valuation date, (2) assumed timing of redemption of the notes based on redemption threshold using Monte Carlo simulation (3) historical volatility of share price and (4) the risk-free rate. Significant increases or decreases in any of those inputs in isolation could result in a significantly lower or higher fair value measurement. The fair value of the derivative liability was determined using a Lattice model by calculating the fair value of the notes with the redemption make-whole feature as compared to the fair value of the notes without the redemption make-whole feature, with the difference representing the value of the redemption make-whole feature, or the derivative liability. The conversion feature will be measured at fair value on a quarterly basis and the change in the fair value of the conversion feature for the period will be recorded in the consolidated statements of operations.

Tax Receivable Agreement Liability

As a result of the Business Combination, the Company entered into a tax receivable agreement with Holdings and holders of interests in Holdings. Pursuant to the Tax Receivable Agreement, the Company is required to pay to participating holders of membership units in Holdings, 90% of the amount of savings, if any, in U.S. federal, state and local income tax that the Company actually realizes as a result of the utilization of certain tax attributes. The tax receivable agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the agreement for an amount representing the present value of anticipated future tax benefits under the tax receivable agreement. The Company will retain the benefit of the remaining 10% of these cash tax savings. The Company recorded $25.4 million, $26.8 million and $24.5 million in tax receivable agreement liability as of December 31, 2023, 2022 and 2021, respectively which is recorded in the Company's consolidated balance sheets. The Company paid $2.4 million and $0.1 million in the year ended December 31, 2023 and December 31, 2022 to holders of interests in Holdings pursuant to the savings in U.S. federal, state and local income taxes that the Company realized as a result of the utilization of certain tax attributes for the fiscal year 2022 and 2021.

Income Taxes

Income taxes are applied to the income attributable to the controlling interest (see Note 9 in Notes to Consolidated Financial Statements in this Form 10-K) as the income attributable to the non-controlling interest is pass-through income. The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

We will continue to evaluate the realizability of our deferred tax assets and liabilities on a quarterly basis, and will adjust such amounts in light of changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation, rulings by relevant tax authorities and the progress of ongoing tax audits, if any. we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized in future periods.

The Company was not subject to income taxes prior to December 27, 2021, the date of the consummation of the Business Combination, due to the then equity structure of the Company and was subject to pass through income taxes. Federal, state and local income tax returns for years prior to 2019 are no longer subject to examination by tax authorities. The Company is currently under audit by federal tax authorities for fiscal 2020. There have been no proposed adjustments at this stage of the examination. The examination is expected to be finalized by the end of fiscal 2023. The Company does not expect any material impact to the financial results due to settlement of this audit.

Holdings is a partnership for tax purposes. Pursuant to Holdings' limited liability company agreement, Holdings makes pro rata tax distributions during each year to the members of Holdings. These distributions are based on the Company's estimate of taxable income for each year, and are updated throughout the year. Tax distributions from Holdings are intended to provide each member of Holdings sufficient funds to meet tax obligations with respect to the taxable income of Holdings Company that is allocated to each member. The Holdings limited liability company agreement requires distributions to be calculated based on a tax rate equal to the highest combined marginal federal and applicable state or local statutory income tax rate applicable to an individual resident in New York City, New York, including the Medicare contribution tax on unearned income, taking into account all jurisdictions in which the Company is required to file income tax returns together with the relevant apportionment information subject to various adjustments.

For the year ended December 31, 2023, Holdings distributed a total of $50.0 million of tax distributions to its members, of which $11.6 million was paid to CompoSecure, Inc. (the parent company), resulting in a net tax distribution to all other members of $38.4 million. For the year ended December 31, 2022, Holdings distributed a total of $44.4 million of tax distributions to its members, of which $8.1 million was paid to CompoSecure, Inc. (the parent company), resulting in a net tax distribution to all other members of $36.3 million.

Market and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of investments in cash, cash equivalents, short-term investments and accounts receivable. The Company's primary exposure is credit risk on receivables as the Company does not require any collateral for its accounts receivable. Credit risk is the loss that may result from a trade customer's or counterparty's nonperformance. The Company uses credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, employing credit mitigation measures such as analyzing customers' financial statements, and accepting personal guarantees and various forms of collateral. The Company believes that its customers and counterparties will be able to satisfy their obligations under their contracts.

The Company maintains cash, cash equivalents with approved federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company is exposed to credit risks and liquidity in the event of default by the financial institutions or issuers of investments in excess of FDIC insured limits. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution if required. The Company has not experienced any losses on such accounts.

Recently Adopted Accounting Policies

In March 2020, the FASB issued ASU No. 2020-4, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" (ASU 2020-4), and in December 2022, the FASB issued ASU No. 2022-6, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date for Topic 848" (ASU 2022-6). ASU 2020-4 provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This guidance is elective and applies to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2022-6 defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. During the first quarter of fiscal 2023, the Company adopted the expedient in accounting for the amendments to the Company's 2021 Credit Facility agreement which were made as a result of the replacement of LIBOR as a reference rate. On February 28, 2023, the Company amended the 2021

Credit Facility to, among other things, transition from bearing interest based on LIBOR to Secured Overnight Financing Rate ("SOFR") or the Alternate Base Rate (as defined in the 2021 Credit Facility), at the election of the Company, plus an applicable margin. See Note 5, Debt, for further details regarding the interest rate effected by these amendments, which will be applied prospectively. The adoption of these ASUs did not have a material impact to the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, which eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors in ASC 310-402 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancing and restructurings for borrowers experiencing financial difficulty. The amendments in ASU 2020-04 are effective for years beginning after December 15, 2022 for entities that have adopted current expected credit loss ("CECL") model under ASC 326. The Company adopted the CECL model effective January 1, 2022. The adoption of this ASU did not have any impact on the Company's financial statements.

Liquidity and Capital Resources

The Company's primary sources of liquidity are its existing cash and cash equivalents balances, cash flows from operations and borrowings on its term loan revolving credit facility and exchangeable notes. The Company's primary cash requirements include operating expenses, debt service payments (principal and interest), and capital expenditures (including property and equipment).

As of December 31, 2023, the Company had cash and cash equivalents of $41.2 million and total debt principal outstanding of $340.3 million. As of December 31, 2022, the Company had cash and cash equivalents of $13.6 million and total debt principal outstanding of $363.1 million.

The Company believes that cash flows from its operations and available cash and cash equivalents are sufficient to meet its liquidity needs, including the repayment of its outstanding debt, for at least the next 12 months. The Company anticipates that to the extent that it requires additional liquidity, it will be funded through borrowings on its revolving credit facility, the incurrence of other indebtedness, or a combination thereof and offering of its shares in capital markets. The Company cannot be assured that it will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, the Company's liquidity and its ability to meet its obligations and fund its capital requirements are also dependent on its future financial performance, which is subject to general economic, financial and other factors that are beyond its control. Accordingly, the Company cannot be assured that its business will generate sufficient cash flows from operations or that future borrowings will be available from additional indebtedness or otherwise to meet its liquidity needs. Although the Company has no specific current plans to do so, if the Company decides to pursue one or more significant acquisitions, it may incur additional debt to finance such acquisitions.

At December 31, 2023, the Company had $210.3 million of total debt outstanding under the Company's existing credit facility, (the "2021 Credit Facility"). The credit facility comprised a term loan of $250.0 million as well as a $60.0 million revolving loan facility, of which $60.0 million was available for borrowing as of December 31, 2023. Additional amounts may be available for borrowing during the term of the revolving loan, up to the remaining full $60.0 million, as long as the Company's maintains a net leverage ratio as stipulated in the 2021 Credit Facility. As of December 31, 2023, the Company's net leverage ratio met the requirement for the available borrowing as defined in the terms of the 2021 Credit Facility. The 2021 Credit Facility will mature on December 16, 2025.

On February 28, 2023, the Company amended the 2021 Credit Facility to, among other things, to transition from bearing interest based on LIBOR to SOFR or the Alternate Base Rate (as defined in the 2021 Credit Facility), at the election of the Company, plus an applicable margin, and to reflect the waiver of a technical default under the 2021 Credit Facility, related to the delayed delivery of a pledge of its interests in Holdings by the parent company (i.e., CompoSecure, Inc.). Holdings had already pledged all of its assets in favor of the lenders as per the terms of the debt agreement. After the amendment on February 28, 2023, the interest rate spreads and fees under the 2021

Credit Facility are based on a quoted SOFR plus a SOFR adjustment of 0.10% and an applicable margin ranging from 1.75% to 2.75% for the revolving and term loan Term Benchmark and RFR Spread debt (as each term is defined in the 2021 Credit Facility). The Company must also pay an annual commitment fee of 0.35% on the unused portion of the $60.0 million revolving loan commitment. As of December 31, 2023, the effective interest rate on the Company's 2021 Credit Facility was 7.80%.

In May 2023, certain lenders assigned their debt to certain other lenders under the Company's 2021 Credit Facility Pursuant to the assignment, approximately $0.3 million of additional costs incurred in connection with the assignment were capitalized as debt issuance costs and the remaining debt issuance cost of approximately $0.6 million related to the lenders, i.e. the assignor lenders were written off by the Company recorded in amortization of deferred financing cost reflected in Statements of Operations.

The 2021 Credit Facility contains customary covenants, including among other things, certain restrictions or limitations on indebtedness, issuance of liens, investments, asset sales, certain mergers or consolidations, sales, transfers, leases or dispositions of substantially all of the Company's assets, and affiliate transactions. The Company may also be required to make repayments on the 2021 Credit Facility in advance of the maturity date based on a calculation of excess cash flows, as defined in the agreement, with any required payments to be made after the issuance of the Company's annual financial statements. The Company made a prepayment of $4.1 million and an excess cash flow payment of $13.8 million in the year ended December 31, 2023 and December 31, 2022, respectively, per the terms of the 2021 Credit Facility. The Company was in compliance with all financial covenants under the 2021 Credit Facility as of December 31, 2023. See Note 7 in Notes to Consolidated Financial Statements in this Form 10-K for additional information.

On April 19, 2021, concurrently with the execution of the Merger Agreement, the Company and its wholly owned subsidiary, Holdings entered into subscription agreements (the "Note Subscription Agreements") with certain investors ("Notes Investors") pursuant to which such Notes investors, severally and not jointly, purchased on the Closing Date of the Business Combination, senior notes (the "Exchangeable Notes") issued by the Company and guaranteed by the Company's wholly owned subsidiary, Holdings in an aggregate principal amount of up to $130.0 million that are exchangeable into shares of Class A common stock at a conversion price of $11.50 per share, subject to the terms and conditions of an Indenture entered by the Company and its wholly owned subsidiary, Holdings and the trustee under the Indenture. The Exchangeable Notes will bear interest at a rate of 7% per annum. Interest is payable semi-annually in arrears on each June 15 and December 15, which commenced on June 15, 2022, to holders of record at the close of business on the preceding June 1 and December 1 (whether or not such day is a Business Day), respectively. Additional interest may be payable as set forth in the Indenture. The Exchangeable Notes will mature in five years on December 15, 2026, and be convertible into shares of Class A common stock at a conversion price of $11.50 per share. The Company will settle any exchange of the Exchangeable Notes in shares of Class A common stock, with cash payable in lieu of any fractional shares. See Note 7 in Notes to Consolidated Financial Statements in this Form 10-K for additional information.

Net Cash Provided by Operations

Cash provided by the Company's operating activities for the year ended December 31, 2023 was $104.3 million compared to cash provided by its operating activities of $92.8 million during the year ended December 31, 2022. The increase in cash provided by operating activities of $11.5 million was primarily attributable to equity compensation expense of $17.6 million, depreciation and amortization expense of $8.4 million, amortization of deferred financing costs of $1.5 million and deferred tax expense of $2.7 million. This was partially offset by a decrease in net income of $112.5 million, changes in mark to market fair value net changes of $22.1 million, changes in working capital of $15.0 million and inventory reserve of $1.2 million.

Net Cash Used in Investing

Cash used in the Company's investing activities for the year ended December 31, 2023 was $10.9 million, primarily relating to capital expenditures, compared to cash used in investing activities of $9.1 million for the year ended December 31, 2022.

Net Cash Used in Financing

Cash used in the Company's financing activities for the year ended December 31, 2023 was $65.8 million, compared to cash used in the Company's financing activities for the year ended December 31, 2022 of $92.0 million. Cash used in financing activities for the year ended December 31, 2023 primarily related to distributions to non-controlling interest holders of $38.4 million, repayment of scheduled principal payments of term loan of $22.8 million, payment of $2.4 million related to the tax receivable liability, payments for taxes related to net share settlement of equity awards of $3.1 million and payment of $0.3 million for costs related to the 2021 term loan debt modification. This was partially offset by proceeds of $1.2 million pursuant to the exercise of equity awards and issuance of shares for employee stock purchase plan transactions. Cash used for the year ended December 31, 2022 primarily related to payment of issuance costs related to the Business Combination, repayment of scheduled term loan principal payments, repayment of cash withdrawn under the line of credit under the 2021 Credit Facility, and distributions to non-controlling interest.

Contractual Obligations

The following table summarizes, as of December 31, 2023, the Company's material expected contractual cash obligations by future period (see Notes 7, 8 and 16 of Notes to Consolidated Financial Statements):

	Payments due by Period				
	1 year or less	Years 2-3	Years 4-5	After Year 5	Total
	($ amounts in thousands)				
Long-term Debt (1)	$ 10,313	$ 330,000	$ —	$ —	$ 340,313
Operating Leases (2)	2,421	4,742	1,758	359	9,280
Tax Receivable Agreement Liability (3)	1,425	2,997	3,112	17,840	25,374
Total	$ 14,159	$ 337,739	$ 4,870	$ 18,199	$ 374,967

(1) *Includes principal only. See Note 7 to the Consolidated Financial Statements.*
(2) *See Note 8 to the Consolidated Financial Statements.*
(3) *The Company is obligated to make payments under the tax receivable agreement to holders of interests in Holdings. See Note 2 and 16 to the Consolidated Financial Statements.*

As of December 31, 2023, the Company had inventory-related purchase commitments totaling approximately $36.0 million.

Financing

The Company is party to the 2021 Credit Facility with various banks and an issuer of Exchangeable Notes to certain holders. For a more complete description of the Company's debt obligations, see Note 7 of Notes to Consolidated Financial Statements in the Audited Consolidated Financial Statements of the Company in this report Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

In addition to existing cash balances and cash provided by operating activities, the Company uses variable rate debt to finance its operations. The Company is exposed to interest rate risk on these debt obligations and a related interest rate swap agreement. As of December 31, 2023, CompoSecure had $210.3 million in debt outstanding under the 2021 Credit Facility, all of which was variable rate debt and $130.0 million in long-term debt principal outstanding from the issuance of the Exchangeable Notes.

The Company performed a sensitivity analysis based on the principal amount of debt outstanding as of December 31, 2023, as well as the effect of its interest rate swap agreement. In this sensitivity analysis, the change in interest rates is assumed to be applicable for an entire year. An increase or decrease of 100 basis points in the applicable interest rate would cause an increase or decrease in interest expense of approximately $4.0 million on an annual basis.

On January 11, 2022, CompoSecure entered into an interest rate swap agreement to hedge forecasted interest rate payments on its variable rate debt. As of December 31, 2023, the Company had the following interest rate swap agreements (in thousands):

Effective Dates	Notional Amount	Fixed Rate
January 5, 2022 through December 5, 2023	$ 125,000	1.06%
December 5, 2023 through December 22, 2025	$ 125,000	1.90%

Under the terms of the interest rate swap agreement, the Company receives payments based on the greater of 1-month LIBOR rate or a minimum of 1.00%. On February 28, 2023, the Company amended the 2021 Credit Facility to, among other things, transition from bearing interest based on LIBOR to SOFR or the Alternate Base Rate (as defined in the 2021 Credit Facility), at the election of the Company, plus an applicable margin. The existing swap converted to SOFR from LIBOR at the same time as the 2021 Credit Facility.

The Company has designated the interest rate swap as a cash flow hedge for accounting purposes that was determined to be effective. The Company determined the fair value of the interest rate swap to be zero at the inception of the agreement and $5.3 million at December 31, 2023. The Company reflects the realized gains and losses of the actual monthly settlement activity of the interest rate swap in its consolidated statements of operations. The Company reflects the unrealized changes in fair value of the interest rate swap at each reporting period in other comprehensive income and a derivative asset or liability is recognized at each reporting period in the Company's financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

COMPOSECURE, INC.

Table of Contents to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders'
CompoSecure, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of CompoSecure, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We have served as the Company's auditor since 2015.
Iselin, New Jersey
March 12, 2024

COMPOSECURE, INC.
Consolidated Balance Sheets
($ in thousands, except par value and share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 41,216	$ 13,642
Accounts receivable, net	40,488	37,272
Inventories	52,540	42,374
Prepaid expenses and other current assets	5,133	3,824
Total current assets	139,377	97,112
Property and equipment, net	25,212	22,655
Right of use asset, net	7,473	8,932
Deferred tax asset	23,697	25,569
Derivative asset- interest rate swap	5,258	8,651
Deposits and other assets	24	24
Total assets	$ 201,041	$ 162,943
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Current portion of long-term debt	10,313	14,372
Current portion of lease liabilities	1,948	1,846
Current portion of tax receivable agreement liability	1,425	2,367
Accounts payable	5,193	7,127
Accrued expenses	11,986	10,154
Commission payable	4,429	3,317
Bonus payable	5,616	8,177
Total current liabilities	40,910	47,360
Long-term debt, net of deferred finance costs	198,331	216,276
Convertible notes	127,832	127,348
Derivative liability - convertible notes redemption make-whole provision	425	285
Warrant liability	8,294	16,341
Lease liabilities	6,220	7,766
Tax receivable agreement liability	23,949	24,475
Earnout consideration liability	853	15,090
Total liabilities	406,814	454,941
Commitments and contingencies (Note 16)		
Redeemable non-controlling interest	596,587	600,234
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value; 250,000,000 shares authorized, 19,415,123 and 16,446,748 shares issued and outstanding as of December 31, 2023 and 2022, respectively	2	2
Class B common stock, $0.0001 par value; 75,000,000 shares authorized 59,958,422 and 60,325,057 shares issued and outstanding as of December 31, 2023 and 2022, respectively	6	6
Additional paid in capital	39,466	24,107
Accumulated other comprehensive income	4,991	8,283
Accumulated deficit	(846,825)	(924,630)
Total stockholders' deficit	$ (802,360)	$ (892,232)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 201,041	$ 162,943

The accompanying notes are an integral part of these financial statements.

COMPOSECURE, INC.
Consolidated Statements of Operations
($ in thousands except per share amounts)

	Years Ended December 31,		
	2023	2022	2021
Net sales	$ 390,629	$ 378,476	$ 267,948
Cost of sales	181,547	158,832	123,099
Gross profit	209,082	219,644	144,849
Operating expenses:			
Selling, general and administrative expenses	89,995	104,749	63,424
Income from operations	119,087	114,895	81,425
Other income (expense):			
Revaluation of warrant liability	8,047	18,930	3,485
Revaluation of earnout consideration liability	14,237	23,337	9,575
Change in fair value of derivative liability - convertible notes redemption make-whole provision	(139)	266	—
Interest expense, net of interest income of $4,977, $1,249 and $0 in 2023, 2022 and 2021, respectively	(22,548)	(20,129)	(10,235)
Amortization of deferred financing costs	(1,608)	(2,415)	(1,693)
Other income	—	1,291	—
Total other income (expense), net	(2,011)	21,280	1,132
Income before income taxes	117,076	136,175	82,557
Income tax (expense) benefit	(4,556)	(4,360)	857
Net income	112,520	131,815	83,414
Net income attributable to redeemable non-controlling interests (1)	$ 93,281	$ 113,158	$ 80,260
Net income attributable to CompoSecure, Inc (1)	$ 19,239	$ 18,657	$ 3,154
Net income per share attributable to Class A common stockholders - basic (2)	$ 1.03	$ 1.21	$ 0.21
Net income per share attributable to Class A common stockholders - diluted (2)	$ 0.96	$ 1.13	$ 0.12
Weighted average shares used to compute net income per share attributable to Class A common stockholders - basic	18,661	15,372	14,930
Weighted average shares used to compute net income per share attributable to Class A common stockholders - diluted	35,312	32,555	94,570

(1) Net income attributable to CompoSecure, Inc. for the year ended December 31, 2021 is equal to net income for the period subsequent to the Business Combination for the prorated period from December 27, 2021 (the date of the Business Combination) through December 31, 2021. Net income attributable to non-controlling for the year ended December 31, 2021 is equal to net income for the period from January 1, 2021 through December 31, 2021. Effective April 1, 2022, the Company changed its methodology to apply its accounting policy to allocate the net income to redeemable non-controlling interest and CompoSecure, Inc. for the year ended December 31, 2021. See Note 1 and Note 15.

(2) The amounts for the year ended December 31, 2021 represent basic and diluted net income per share of Class A common stock and weighted average shares of Class A common stock outstanding for the prorated period from December 27, 2021 (the date of the Business Combination) through December 31, 2021, the period following the Business Combination. Effective April 1, 2022, the Company changed its methodology to apply its accounting policy to calculate the basic and diluted earnings per share for the periods presented. See Note 1 and Note 15.

The accompanying notes are an integral part of these financial statements.

COMPOSECURE, INC.
Consolidated Statements of Comprehensive Income
($ in thousands)

		Years Ended December 31,				
		2023		**2022**		**2021**
Net income	$	112,520	$	131,815	$	83,414
Other comprehensive income, net:						
Unrealized gain (loss) on derivative - interest rate swap (net of tax)		(3,292)		8,283		—
Total other comprehensive income, net		(3,292)		8,283		—
Comprehensive income	$	109,228	$	140,098	$	83,414

COMPOSECURE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated Other	Accumulated	Total Stockholders'	Redeemable Non-Controlling
	Shares	Amount	Shares	Amount	Capital	Comprehensive Income	Deficit	Equity	Interest
Balance as of December 31, 2020	—	—	61,136,800	$ 6	$ 6,148	$ —	$ (198,708)	$ (192,554)	$ —
Distributions	—	—	—	—	—	—	(226,643)	(226,643)	—
Business combination, PIPE financing and others	14,929,982	1	—	—	—	—	(77,981)	(77,980)	—
Stock-based compensation	—	—	—	—	6,113	—	—	6,113	—
Net income	—	—	—	—	—	—	3,154	3,154	80,260
Adjustment of redeemable non-controlling interests to redemption value	—	—	—	—	—	—	(528,051)	(528,051)	528,051
Balance as of December 31, 2021	14,929,982	$ 1	61,136,800	$ 6	$ 12,261	$ —	$ (1,028,229)	$ (1,015,961)	$ 608,311
Distributions to non-controlling interests	—	—	—	—	—	—	(36,293)	(36,293)	—
Stock-based compensation	—	—	—	—	11,465	—	—	11,465	—
Issuance costs related to business combination	—	—	—	—	(726)	—	—	(726)	—
Net income	—	—	—	—	—	—	18,657	18,657	113,158
Class A common stock issued pursuant to equity-based plans, net of shares withheld for taxes and employee stock purchase plan transactions	705,023	—	—	—	—	—	—	—	—
Proceeds from employee stock purchase plan and exercise of options	—	—	—	—	82	—	—	82	—
Class A common stock issued pursuant to Class B	811,743	1	(811,743)	—	—	—	—	1	—
Unrealized gain on derivative - interest rate swap	—	—	—	—	—	8,283	—	8,283	—
Tax receivable agreement liability	—	—	—	—	1,025	—	—	1,025	—
Adjustment of redeemable non-controlling interests to redemption value	—	—	—	—	—	—	121,235	121,235	(121,235)
Balance as of December 31, 2022	16,446,748	$ 2	60,325,057	$ 6	$ 24,107	$ 8,283	$ (924,630)	$ (892,232)	$ 600,234
Distributions to non-controlling interests	—	—	—	—	—	—	(38,362)	(38,362)	—
Stock-based compensation	—	—	—	—	17,562	—	—	17,562	—
Net income	—	—	—	—	—	—	19,239	19,239	93,281
Class A common stock issued pursuant to equity-based plans, net of shares withheld for taxes and employee stock purchase plan transactions	2,601,740	—	—	—	—	—	—	—	—
Proceeds from employee stock purchase plan and exercise of options	—	—	—	—	1,196	—	—	1,196	—

The accompanying notes are an integral part of these financial statements.

COMPOSECURE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

Class A common stock withheld related to net share settlement of equity awards	—	—	—	—	(3,126)	—	—	(3,126)	—
Class A common stock issued pursuant to Class B	366,635	—	(366,635)	—	—	—	—	—	—
Unrealized gain (loss) on derivative - interest rate	—	—	—	—	—	(3,292)	—	(3,292)	—
Tax receivable agreement liability	—	—	—	—	(273)	—	—	(273)	—
Adjustment of redeemable non-controlling interests to redemption value	—	—	—	—	—	—	96,928	96,928	(96,928)
Balance as of December 31, 2023	19,415,123	2	59,958,422	6	39,466	4,991	(846,825)	(802,360)	596,587

The accompanying notes are an integral part of these financial statements.

COMPOSECURE, INC.
Consolidated Statements of Cash Flows
($ in thousands)

		Years Ended December 31,	
	2023	2022	2021
Cash flows from operating activities			
Net income	$ 112,520	$ 131,815	$ 83,414
Adjustments to reconcile net income to net cash provided			
by operating activities			
Depreciation	8,387	8,575	10,428
Equity-based compensation expense	17,562	11,465	6,113
Inventory reserve	(1,182)	1,668	600
Amortization of deferred finance costs	1,546	2,345	1,654
Change in fair value of earnout consideration liability	(14,237)	(23,337)	(9,575)
Revaluation of warrant liability	(8,047)	(18,930)	(3,485)
Change in fair value of derivative liability	139	(266)	—
Deferred tax (benefit) expense	2,667	3,193	(857)
Changes in assets and liabilities			
Accounts receivable	(3,216)	(9,347)	(19,133)
Inventories	(8,984)	(18,237)	3,792
Prepaid expenses and other assets	(1,309)	(1,228)	(1,519)
Accounts payable	(1,934)	68	4,637
Accrued expenses	1,833	23	1,665
Deposits and other assets	—	(14)	—
Other liabilities	(1,433)	4,990	46
Net cash provided by operating activities	104,312	92,783	77,780
Cash flows from investing activities			
Acquisition of property and equipment	(10,944)	(9,053)	(4,746)
Net cash used in investing activities	(10,944)	(9,053)	(4,746)
Cash flows from financing activities			
Business combination and PIPE financing	—	—	60,826
Proceeds from employee stock purchase plan and exercise of equity awards	1,196	82	—
Proceeds from convertible notes	—	—	127,400
Payment of line of credit	—	(15,000)	(5,000)
Proceeds from term loan	—	—	250,000
Payment of term loan	(22,810)	(16,878)	(240,000)
Payments for taxes related to net share settlement of equity awards	(3,126)	—	—
Payment of tax receivable agreement liability	(2,436)	(110)	—
Deferred finance costs related to debt modification	(256)	—	(1,860)
Distributions pursuant to the business combination	—	—	(218,300)
Distributions	(38,362)	(36,293)	(22,334)
Issuance cost related to business combination	—	(23,833)	(15,244)
Net cash used in financing activities	(65,794)	(92,032)	(64,512)
Net increase (decrease) in cash and cash equivalents	27,574	(8,302)	8,522
Cash and cash equivalents, beginning of period	13,642	21,944	13,422
Cash and cash equivalents, end of period	$ 41,216	$ 13,642	$ 21,944
Supplementary disclosure of cash flow information:			
Cash paid for interest expense	$ 27,247	$ 21,379	$ 10,101
Cash paid for income taxes	$ 2,760	$ 858	$ —
Supplemental disclosure of non-cash financing activities:			
Derivative asset - interest rate swap	$ 5,258	$ 8,651	$ —
Issuance costs payable	$ —	$ —	$ 23,107

The accompanying notes are an integral part of these financial statements.

1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CompoSecure, Inc. ("CompoSecure" or the "Company") is a manufacturer and designer of complex metal, composite and proprietary financial transaction cards. The Company started operations in 2000 and provides products and services primarily to global financial institutions, plastic card manufacturers, system integrators, and security specialists. The Company is located in Somerset, New Jersey.

Founded in 2000, CompoSecure is a technology partner to market leaders, fintechs and consumers enabling trust for millions of people around the globe. The Company combines elegance, simplicity and security to deliver exceptional experiences and peace of mind in the physical and digital world. The Company's innovative payment card technology and metal cards with Arculus secure authentication and digital asset storage capabilities deliver unique, premium branded experiences, enable people to access and use their financial and digital assets, and ensure trust at the point of a transaction.

The Company creates newly innovated, highly differentiated and customized quality financial payment products for banks and other payment card issuers to support and increase its customer acquisition, customer retention and organic customer spend. The Company's customers consist primarily of leading international and domestic banks and other payment card issuers primarily within the United States ("U.S."), Europe, Asia, Latin America, Canada, and the Middle East. The Company is a platform for next generation payment technology, security, and authentication solutions. The Company maintains trusted, highly-embedded and long-term customer relationships with an expanding set of global issuers. The Company has established a niche position in the financial payment card market through over 20 years of innovation and experience and is focused primarily on this attractive subsector of the financial technology market. The Company serves a diverse set of direct customers and indirect customers, including some of the largest issuers of credit cards in the U.S.

On December 27, 2021 (the "Closing Date"), Roman DBDR Tech Acquisition Corp ("Roman DBDR") consummated the merger pursuant to the Merger Agreement, dated April 19, 2021 (the "Merger Agreement"), by and among Roman DBDR, Roman Parent Merger Sub, LLC, a wholly-owned subsidiary of Roman DBDR incorporated in the State of Delaware ("Merger Sub"), and CompoSecure Holdings, L.L.C., a Delaware limited liability company ("Holdings"). Pursuant to the terms of the Merger Agreement, a business combination between the Company and Holdings was affected through the merger of Merger Sub with and into Holdings, with Holdings as the surviving company and as a wholly-owned subsidiary of Roman DBDR (the "Business Combination"). Pursuant to the Business Combination, the merger was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). On the Closing Date, and in connection with the closing of the Business Combination, Roman DBDR changed its name to CompoSecure, Inc. Holdings was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805. This determination was primarily based on Holdings' members prior to the Business Combination having a majority of the voting interests in the combined company, Holdings' operations comprising the ongoing operations of the combined company, Holdings' members and officers comprising a majority of the board of directors of the combined company, and Holdings' senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Holdings issuing stock for the net assets of Roman DBDR, accompanied by a recapitalization. The net assets of Roman DBDR were stated at historical cost, with no goodwill or other intangible assets recorded. While Roman DBDR was the legal acquirer in the Business Combination, because Holdings was deemed the accounting acquirer, the historical financial statements of Holdings became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Holdings prior to the Business Combination; (ii) the combined results of the Company and Holdings following the closing of the Business Combination; (iii) the assets and liabilities of Holdings at their historical cost; and (iv) the Company's equity structure for all periods presented. In accordance with guidance applicable to these circumstances, the equity structure was restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company's common stock, $0.0001 par value per share issued to Holdings' equity holders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Holdings' common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination Agreement.

CompoSecure is operated as an umbrella partnership C corporation ("Up-C") meaning that the sole asset of CompoSecure, Inc. is its interest in CompoSecure Holdings, L.L.C. and the related deferred tax asset. CompoSecure Holdings, L.L.C. is an entity taxed as a partnership for U.S. federal income tax purposes and owned by both the historical owners and CompoSecure, Inc. By virtue of our control of CompoSecure Holdings, L.L.C.'s board of managers, CompoSecure, Inc. operates and controls the business and affairs of CompoSecure Holdings, L.L.C. As a result, we consolidate CompoSecure Holdings, L.L.C.'s financial results and report a non-controlling interest related to the CompoSecure Holdings, L.L.C.'s units not owned by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") promulgated by the Financial Accounting Standards Board ("FASB"). The accompanying consolidated financial statements include the results of operations of the Company and its majority owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to conform to the current year presentation. All dollar amounts are in thousands, unless otherwise noted. Share and per share amounts are presented on a post-conversion basis for periods presented prior to the Business Combination, unless otherwise noted.

Use of Estimates

The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company bases its estimates on historical experience, current business factors and various other assumptions believed to be reasonable under the circumstances, all of which are necessary in order to form a basis for determining the carrying values of assets and liabilities. Actual results may differ from those estimates and assumptions. The Company evaluates the adequacy of its reserves and the estimates used in calculations on an on-going basis. Significant areas requiring management to make estimates include the valuation of equity instruments, measurement of changes in the fair value of earnout consideration liability, estimates of derivative liability associated with the exchangeable notes due December 2026, which will be marked to market each quarter based on a Lattice model approach, changes in the fair value of warrant liabilities, derivative asset for the interest rate swap, valuation allowances on deferred tax assets which are based on an assessment of recoverability of the deferred tax assets against future taxable income and estimates of the inputs used to calculate the tax receivable agreement liability. See Note 7, 10 and 12 for further discussion of the nature of these assumptions and conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities from the purchase date of three months or less that can be readily convertible into known amounts of cash. Cash and cash equivalents are held at recognized U.S. financial institutions. Interest earned is reported in the consolidated statements of operations. The carrying amount of cash and cash equivalents approximates its fair value due to its short and liquid nature.

("$ in thousands" - except share data)

Accounts Receivable

Accounts receivable are recognized net of allowances for credit losses. Allowance for credit losses are established based on an evaluation of accounts receivable aging, and, where applicable, specific reserves on a customer-by-customer basis, creditworthiness of the Company’s customers and prior collection experience to estimate the ultimate collectability of these receivables. At the time the Company determines that a receivable balance, or any portion thereof, is deemed to be permanently uncollectible, the balance is then written off. The Company did not recognize any accounts receivable allowance for doubtful accounts at December 31, 2023 and 2022.

Inventories

Inventories are stated at the lower of cost or net realizable value, a basis that approximates the first-in, first out method. Inventories consist of raw material, work in process and finished goods. The Company establishes reserves as necessary for obsolescence and excess inventory. The Company records a reserve for excess and obsolete inventory based upon a calculation using the historical experience, expected future sales volumes, the projected expiration of inventory and specifically identified obsolete inventory.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which ranges from one to ten years. Leasehold improvements are recorded at cost, less accumulated amortization, which is computed on straight-line basis over the shorter of the useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expense as incurred. The Company evaluates the depreciation periods of property and equipment to determine whether events or circumstances indicate that the asset’s carrying value is not recoverable or warrant revised estimates of useful lives.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when the performance obligations under the terms of the Company’s contracts with its customers have been satisfied. This occurs at the point in time when control of the specific goods or services as specified by each purchase order are transferred to customers. Specific goods refers to the products offered by the Company, including metal cards, high security documents, and pre-laminated materials. Transfer of control passes to customers upon shipment or upon receipt, depending on the agreement with the specific customers. ASC 606 requires entities to record a contract asset when a performance obligation has been satisfied or partially satisfied, but the amount of consideration has not yet been received because the receipt of the consideration is conditioned on something other than the passage of time. ASC 606 also requires an entity to present a revenue contract as a contract liability in instances when a customer pays consideration, or an entity has a right to an amount of consideration that is unconditional (e.g. receivable), before the entity transfers a good or service to the customer. The Company did not have any contract assets or liabilities as of December 31, 2023 and 2022.

The Company invoices its customers at the time at which control is transferred, with payment terms ranging between 15 and 60 days depending on each individual contract. As the payment is due within 90 days of the invoice, a significant financing component is not included within the contracts.

The majority of the Company’s contracts with its customers have the same performance obligation of manufacturing and transferring the specified number of cards to the customer. Each individual card included within an order constitutes a separate performance obligation, which is satisfied upon the transfer of goods to the customer. The contract term as defined by ASC 606 is the length of time it takes to deliver the goods or services promised under the purchase order or statement of work. As such, the Company's contracts are generally short term in nature.

Revenue is measured in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is recognized net of variable consideration such as discounts, rebates, and returns.

The Company's products do not include an unmitigated right of return unless the product is non-conforming or defective. If the goods are non-conforming or defective, the defective goods are replaced or reworked or, in certain instances, a credit is issued for the portion of the order that was non-conforming or defective. A provision for sales returns and allowances is recorded based on experience with goods being returned. Most returned goods are re-worked and subsequently re-shipped to the customer and recognized as revenue. Historically, returns have not been material to the Company.

Additionally, the Company has a rebate program with certain customers allowing for a rebate based on achieving a certain level of shipped sales during the calendar year. This rebate is estimated and updated throughout the year and recorded against revenues and the related accounts receivable.

Significant Judgments in Application of the Guidance

The Company uses the following methods, inputs, and assumptions in determining amounts of revenue to recognize:

Determination of Transaction Price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products to the customer. The Company includes any fixed charges within its contracts as part of the total transaction price. In addition, several contracts include variable consideration such as specific sales prices based on certain volume thresholds, discounts, penalties, rebates, refunds, and the customer's right to return. The Company has concluded that its estimation of variable consideration results in an adjustment to the transaction price such that it is probable that a significant reversal of cumulative revenue would not occur in the future. The accrual for variable consideration is netted against the sale price in determining the transaction price.

Assessment of Estimates of Variable Consideration

Many of the Company's contracts with customers contain some component of variable consideration. The Company estimates variable consideration, such as discounts, rebates such as volume based rebate and credits, using the expected value method, and adjusts transaction price for its estimate of variable consideration. Throughout the year, we record an accrual that nets down our revenue based on our best estimate of the impact of variable consideration based on cards shipped in each month of the year. We regularly revisit this accrual throughout the year to ensure we are tracking to the correct offset. This effectively factors the volume based rebate into the transaction price. Therefore, management applies the constraint in its estimation of variable consideration for inclusion in the transaction price such that it is probable that a significant reversal of cumulative revenue would not occur in the future.

Allocation of Transaction Price

The transaction price (including any discounts) is allocated between goods in a multi-element arrangement based on their relative standalone selling prices. The standalone selling prices are determined based on the prices at which the Company separately sells each good. For items that are not sold separately, the Company estimates the standalone selling prices using available information such as market conditions and internally approved pricing guidelines. Significant judgment may be required to determine standalone selling prices for each performance obligation and whether it depicts the amount the Company expects to receive in exchange for the related goods.

Practical Expedients and Exemptions

COMPOSECURE, INC.
Notes to Consolidated Financial Statements
("$ in thousands" - except share data)

As permitted by ASC 606, the Company uses certain practical expedients in connection with the application of ASC 606. The Company treats shipping and handling activities as fulfillment activities. The Company treats costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. The Company does not adjust the transaction price for significant financing components, as the Company's contracts typically do not contain provisions for significant advance or deferred payments, nor do they span more than a one year period. The Company applies the optional exemption to not disclose information regarding the allocation of transaction price to remaining performance obligations with an original expected duration of less than one year.

Shipping and Handling Costs

Costs incurred in shipping and handling are recognized in Cost of goods sold in the consolidated statements of operations. Total Shipping and handling costs were approximately $2,286, $2,755 and $2,308 for the years ended December 31, 2023, 2022, and 2021, respectively. Research and development costs are expensed as incurred and were $6,780, $6,723 and $2,701 for the years ended December 31, 2023, 2022, and 2021, respectively.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense of approximately $5,020, $11,808, and $17,434 for the years ended December 31, 2023, 2022, and 2021, respectively, were included in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

Income taxes are applied to the income attributable to the controlling interest (see Note 9) as the income attributable to the non-controlling interest is pass-through income. Prior to the Business Combination, the Company was not subject to income taxes due to its prior equity structure and was, instead, subject to pass through income taxes. The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company will continue to evaluate the realizability of our deferred tax assets and liabilities on a quarterly basis, and will adjust such amounts in light of changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation, rulings by relevant tax authorities and the progress of ongoing tax audits, if any. The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized in future periods.

Holdings is a partnership for tax purposes. Pursuant to Holdings' limited liability company agreement, Holdings makes pro rata tax distributions during each year to the members of Holdings. These distributions are based on the Company's estimate of taxable income for each year, and are updated throughout the year. Tax distributions from Holdings are intended to provide each member of Holdings sufficient funds to meet tax obligations with respect to the taxable income of Holdings Company that is allocated to each member. The Holdings limited liability company agreement requires distributions to be calculated based on a tax rate equal to the highest combined marginal federal and applicable state or local statutory income tax rate applicable to an individual resident in New York City, New York, including the Medicare contribution tax on unearned income, taking into account all jurisdictions in which the Company is required to file income tax returns together with the relevant apportionment information subject to various adjustments.

("$ in thousands" - except share data)

For the year ended December 31, 2023, Holdings distributed a total of $49,955 of tax distributions to its members, of which $11,593 was paid to CompoSecure, Inc. (the parent company), resulting in a net tax distribution to all other members of $38,362. For the year ended December 31, 2022, Holdings distributed a total of $44,434 of tax distributions to its members, of which $8,141 was paid to CompoSecure, Inc. (the parent company), resulting in a net tax distribution to all other members of $36,293.

Equity-Based Compensation

The Company has equity-based compensation plans and a profits interest which are described in more detail in Note 10. Compensation cost relating to equity-based awards as provided by the arrangements are recognized in the consolidated statements of operations over the requisite service period based on the grant date fair value of such awards. The Company determines the fair value of each option on the date of grant using the Black-Scholes option pricing model, which is impacted by the fair value of common stock, expected price volatility of common stock, expected term, risk-free interest rates, forfeiture rate and expected dividend yield. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, in order to derive the Company's best estimate of awards ultimately expected to vest.

Earnout Consideration

As a result of the Business Combination, certain of Holdings' equity holders have the right to receive an aggregate of up to 7,500,000 additional (i) shares of the Company's class A common stock or (ii) Holdings' Units (and a corresponding number of shares of the Company's class B common stock), as applicable, in earnout consideration based on the achievement of certain stock price thresholds (collectively, the "Earnouts"). The valuation of the Earnouts was determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. The Company classifies the Earnouts as liabilities at their fair value on the consolidated balance sheet and adjusts the fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until expiration, and any change in fair value is recognized in revaluation of Earnout consideration liability in the Company's consolidated statements of operations. The Earnouts expire in two phases, half of which expire upon a 3 year anniversary upon the initial closing date and half upon the 4 year anniversary. A portion of the liability was considered compensation and fully expensed at December 27, 2021. See Note 10 and 12.

Warrant Liability

The Company accounts for the warrants in accordance with the guidance contained in ASC 815 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value within warrant liability on the consolidated balance sheet and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in revaluation of warrant liability in the Company's consolidated statements of operations. The Private Placement Warrants were valued using a Black-Scholes option pricing model. The Public Warrants were valued using the quoted market price as the fair value at the end of each balance sheet date. See Note 12 for more details.

Tax Receivable Agreement Liability

As a result of the Business Combination, the Company entered into a tax receivable agreement (the "Tax Receivable Agreement") with Holdings and holders of interests in Holdings as of the date of the Business Combination (the "TRA Holders"). Pursuant to the Tax Receivable Agreement, the Company is required to pay to the TRA Holders 90% of the amount of savings, if any, in U.S. federal, state and local income tax that the Company actually realizes as a result of the utilization of certain tax attributes. The tax receivable agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the agreement for an amount representing the present value of anticipated future tax benefits under the tax receivable agreement. The Company will retain the benefit of the remaining 10% of these cash tax savings. The Company recorded $25,374 and $26,842 in tax receivable agreement liability as of December

("$ in thousands" - except share data)

31, 2023 and 2022, respectively which is reported in the Company's consolidated balance sheets. The Company paid $2,436 and $110 in the year ended December 31, 2023 and December 31, 2022, respectively to the TRA Holders pursuant to the savings in U.S. federal, state and local income taxes that the Company realized as a result of the utilization of certain tax attributes for the fiscal year 2022 and 2021.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses primarily include expenses related to salaries and commissions, transaction costs, and professional fees. Included in SG&A during the years ended December 31, 2023, 2022, and 2021 were salaries and commissions of $30,108, $35,650, and $16,103, and professional fees of $13,664, $14,024, and $11,134, respectively.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per common share is computed by dividing net income attributable to controlling interest by the weighted average number of common shares outstanding for the period. The weighted-average number of common shares outstanding during the period includes Class A common stock but is exclusive of Class B common stock as these shares have no economic or participating rights.

Effective April 1, 2022, the Company changed its methodology to apply the accounting policy to calculate the basic and diluted earnings per share as it determined that it would push down the changes in fair value of the mark-to-market liabilities related to the Company's warrants and earnout consideration liability to its operating subsidiary, Holdings, resulting in a change to the net income attributable to the controlling interest and non-controlling interest. Diluted net income per share is computed by dividing the net income allocated to potential dilutive instruments attributable to controlling interest by the basic weighted-average number of common shares outstanding during the period, adjusted for the potentially dilutive shares of common stock equivalents resulting from the assumed exercise of the warrants, payment of the earnouts, exercise and vesting of the equity awards, exchange of the Class B units and Exchangeable Notes ("securities") only if the effect is not anti-dilutive.

The Company has prospectively adopted this change in methodology to apply the accounting policy described above to allocate its net income and to calculate its basic and dilutive earnings per share. The Company has provided the appropriate disclosures as required in FASB ASC Topic 250-10, "Accounting Changes and Error Corrections". See Note 15.

Market and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of investments in cash, cash equivalents, short-term investments and accounts receivable. The Company’s primary exposure is credit risk on receivables as the Company does not require any collateral for its accounts receivable. Credit risk is the loss that may result from a trade customer’s or counterparty’s nonperformance. The Company uses credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, monitoring changes in a customer’s credit rating, employing credit mitigation measures such as analyzing customers’ financial statements, and accepting personal guarantees and various forms of collateral. The Company believes that its customers and counterparties will be able to satisfy their obligations under their contracts.

The Company maintains cash, cash equivalents with approved federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company is exposed to credit risks and liquidity in the event of default by the financial institutions or issuers of investments in excess of FDIC insured limits. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution if required. The Company has not experienced any losses on such accounts.

("$ in thousands" - except share data)

Fair Value Measurements

The Company determines fair value in accordance with ASC 820 which established a hierarchy for the inputs used to measure the fair value of financial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market i.e. Level 1 to estimates determined using significant unobservable inputs i.e. Level 3. The fair value hierarchy prioritizes the inputs, which refer to assumptions that market participants would use in pricing an asset or liability, based upon the highest and best use, into three levels as follows:

The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1:** Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- **Level 2:** Observable inputs other than unadjusted quoted prices in active markets for identical assets or liabilities such as:
  - Quoted prices for similar assets or liabilities in active markets
  - Quoted prices for identical or similar assets or liabilities in inactive markets
  - Inputs other than quoted prices that are observable for the asset or liability
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other mean
- **Level 3:** Unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Company to develop its own assumptions.

The Company’s financial assets and liabilities measured at fair value consisted of cash and cash equivalents, accounts receivable, accounts payable, debt, warrants, earnout consideration and interest rate swap. Cash and cash equivalents consisted of bank deposits and short-term investments, such as money market funds, the fair value of which is based on quoted market prices, a Level 1 fair value measure. As of December 31, 2023 and December 31, 2022, the carrying values of cash, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of the Company’s Exchangeable Notes without the make-whole feature, was approximately $118,000 and $100,000, as of December 31, 2023 and 2022 respectively. The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. See Note 12.

Segments

The Company is managed and operated as one business as the entire business is managed by a single management team that reports to the Chief Executive Officer and President. The Company's chief operating decision-maker ("CODM") is its Chief Executive Officer and President, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. The Company does not operate separate lines of business with respect to any of its products and does not review discrete financial information to allocate resources to separate products or by location. Accordingly, the Company views its business as one reportable segment.

Characteristics of the organization which were relied upon in making the determination that the Company operates in one reportable segment include the similar nature of all of the products that the Company sells, the functional alignment of the Company’s organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.

Recent Accounting Pronouncements – Adopted in current fiscal year

In March 2020, the FASB issued ASU No. 2020-4, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" (ASU 2020-4), and in December 2022, the FASB issued ASU No. 2022-6, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date for Topic 848" (ASU 2022-6). ASU 2020-4 provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This guidance is elective and applies to all entities

COMPOSECURE, INC.
Notes to Consolidated Financial Statements
("$ in thousands" - except share data)

that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2022-6 defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. During the first quarter of fiscal 2023, the Company adopted the expedient in accounting for the amendments to the Company's 2021 Credit Facility agreement which were made as a result of the replacement of LIBOR as a reference rate. On February 28, 2023, the Company amended the 2021 Credit Facility to, among other things, transition from bearing interest based on LIBOR to Secured Overnight Financing Rate ("SOFR") or the Alternate Base Rate (as defined in the 2021 Credit Facility), at the election of the Company, plus an applicable margin. See Note 5, Debt, for further details regarding the interest rate effected by these amendments, which will be applied prospectively. The adoption of these ASUs did not have a material impact to the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, which eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors in ASC 310-402 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancing and restructurings for borrowers experiencing financial difficulty. The amendments in ASU 2020-04 are effective for years beginning after December 15, 2022 for entities that have adopted current expected credit loss ("CECL") model under ASC 326. The Company adopted the CECL model effective January 1, 2022. The adoption of this ASU did not have any impact on the Company's financial statements.

Recent Accounting Pronouncements – Not Yet Adopted

On December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The amendments in this Update require that public business entities on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate. The new guidance focuses on two specific disclosure areas: the rate reconciliation and income taxes paid. The rate reconciliation disclosure requirements differ for PBEs as compared to non-PBEs. The income taxes paid disclosures are the same for all entities. The Company is evaluating the impact of this ASU on the Company's financial statements.

3. BUSINESS COMBINATION

On December 27, 2021 (the "Closing Date"), Roman DBDR consummated its Business Combination, pursuant to that Merger Agreement dated April 19, 2021, by and among Roman DBDR, Merger Sub, Holdings and LLR Equity Partners IV, L.P. as subsequently amended by that certain Amendment No. 1 to the Merger Agreement dated as of May 25, 2021 (the "First Amendment" and the Original Merger Agreement as amended by the First Amendment, the "Merger Agreement"). Holdings is considered the Company's accounting predecessor. On the Closing Date, the Merger Sub of Roman DBDR merged with and into Holdings, with Holdings surviving as a wholly owned subsidiary of Roman DBDR. Upon consummation of the Business Combination, Holdings amended and restated its limited liability company agreement (the "Second Amended and Restated LLC Agreement") and the holders of issued and outstanding equity of Holdings received a combination of cash consideration, certain newly-issued membership units of Holdings (each, a "Holdings Unit") and shares of newly-issued Class B Common Stock of the Company, which have no economic value, but entitle the holder to one vote per issued share and were issued on a one-for-one basis for each Holdings Unit retained by the holder following the Merger; the holders of outstanding options to purchase Holdings equity received a combination of cash consideration and options to purchase shares of Class A Common Stock of the Company and the Company received all of the voting units in Holdings.

("$ in thousands" - except share data)

The Holdings' Second Amended and Restated LLC Agreement, together with an Exchange Agreement entered into at the closing of the transactions contemplated by the Merger Agreement, provides the holders of Holdings Units the right to exchange the Holdings Units, together with the cancellation of an equal number of shares of Class B Common Stock, for Class A Common Stock, subject to certain restrictions set forth therein.

Following the Closing, the Company is organized in an "Up-C" structure with a Board of Managers appointed by the Board of Directors of the Company controlling Holdings in accordance with the terms of the Holdings' Second Amended and Restated LLC Agreement. In addition to the consideration paid at Closing as described above, Holdings' equity holders have the right to receive an aggregate of up to 7,500,000 additional (i) shares of Class A Common Stock or (ii) Holdings Units (and a corresponding number of shares of Class B Common Stock), as applicable, in earn-out consideration based on the achievement of certain stock price thresholds (collectively, the "Earnouts").

Concurrent with Closing, the Company entered into a tax receivable agreement (the "Tax Receivable Agreement") with Holdings and holders of interests in Holdings. Pursuant to the Tax Receivable Agreement, the Company is required to pay to participating holders of membership units in Holdings 90% of the amount of savings, if any, in U.S. federal, state and local income tax that the Company actually realizes as a result of the utilization of certain tax attributes. In addition, concurrent with the Closing, the Company entered into a stockholders agreement (the "Stockholders Agreement") with certain equity holders of the Company relating to the voting for directors of the Company and containing certain lock-up restrictions, as well as a registration rights agreement that provides customary registration rights to certain equity holders of the Company.

In connection with the execution of the Business Combination, the Company entered into separate subscription agreements (each, a "Subscription Agreement") with a number of investors ("Note Holders"), pursuant to which the Note Holders agreed to purchase, and the Company agreed to sell to the Note Holders, an aggregate of 4,500,000 shares of the Company's class A common stock (the "PIPE Shares"), for a purchase price of $10.00 per share and an aggregate purchase price of $45,000, in a private placement pursuant to the subscription agreements (the "PIPE"). The PIPE investment closed simultaneously with the consummation of the Business Combination.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Roman DBDR was treated as the "acquired" company for financial reporting purposes. See Note 1, Description of Organization and Business Operations, for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Holdings issuing stock for the net assets of Roman DBDR, accompanied by a recapitalization. The net assets of Roman DBDR are stated at historical cost, with no goodwill or other intangible assets recorded.

The following summarizes the net contributions received from the Business Combination and PIPE financing:

	Recapitalization
Cash - Roman DBDR's trust and cash (net of redemptions)	$ 47,359
Cash - PIPE (Common)	45,000
Cash - PIPE (Exchangeable Notes)	130,000
Less: transaction costs and advisory fees paid	(34,132)
Net Business Combination and PIPE financing	$ 188,226

The following table describes the number of shares of common stock issued immediately following the consummation of the Business Combination:

("$ in thousands" - except share data)

	Number of Shares
Common stock, outstanding prior to Business Combination	23,156,000
Less: redemption of Roman DBDR shares	(18,515,018)
Common stock of Roman DBDR	4,640,982
Roman DBDR Founder Shares	5,789,000
Shares issued in PIPE	4,500,000
Business Combination and PIPE financing shares - Class A common stock	14,929,982
Class B common stock held by Holdings	61,136,800
Total shares of common stock - Class A and Class B immediately after Business Combination	**76,066,782**

4. REVENUE RECOGNITION

The Company recognizes revenue in accordance with accounting standard ASC 606 when the performance obligations under the terms of the Company's contracts with its customers have been satisfied. See Note 2.

Disaggregation of Revenue

The percentages present the Company's revenue disaggregated by customer. The majority of the Company's revenue is earned within these major contracts, with aggregate revenue from the two top customers comprising approximately 70.5%, 67.3% and 71.9% of total revenue in 2023, 2022 and 2021, respectively.

5. INVENTORIES

The major classes of inventories were as follows:

	December 31,	
	2023	2022
Raw materials	$ 50,867	$ 43,313
Work in process	4,110	2,892
Finished goods	662	450
Inventory reserve	(3,099)	(4,281)
	$ 52,540	$ 42,374

The Company reviews inventory for slow moving or obsolete amounts based on expected product sales volume and provides reserves against the carrying amount of inventory as appropriate.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

("$ in thousands" - except share data)

		December 31,	
	Useful Life	2023	2022
Machinery and equipment	5 - 10 years	$ 72,538	$ 64,626
Furniture and fixtures	3 - 5 years	987	987
Computer equipment	3 - 5 years	927	927
Leasehold improvements	Shorter of lease term or estimated useful life	14,981	11,993
Vehicles	5 years	264	264
Software	1 - 3 years	2,924	2,924
Construction in progress		4,189	4,145
Total		96,810	85,866
Less: Accumulated depreciation and amortization		(71,598)	(63,211)
Property and equipment, net		$ 25,212	$ 22,655

Depreciation and amortization expense for the years ended December 31, 2023, 2022, and 2021, was $8,387, $8,575, and $10,428, respectively.

7. DEBT

Exchangeable Senior Notes

On April 19, 2021, concurrently with the execution of the Merger Agreement, the Company and its wholly owned subsidiary, Holdings entered into subscription agreements (the “Note Subscription Agreements”) with certain investors ("Notes Investors") pursuant to which such Notes investors, severally and not jointly, purchased on the Closing Date of the Business Combination, senior notes (the “Exchangeable Notes”) issued by the Company and guaranteed by the Company's wholly owned subsidiary, Holdings in an aggregate principal amount of up to $130,000 that are exchangeable into shares of Class A common stock at a conversion price of $11.50 per share, subject to the terms and conditions of an Indenture entered by the Company and its wholly owned subsidiary, Holdings and the trustee under the Indenture. The Exchangeable Notes will bear interest at a rate of 7% per annum, payable semiannually in arrears. The Exchangeable Notes will mature in five years on December 15, 2026. The Company will settle any exchange of the Exchangeable Notes in shares of Class A common stock, with cash payable in lieu of any fractional shares. In connection with the issuance of the Exchangeable Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Notes Investors received certain registration rights with respect to the Class A Common Stock.

After the three-year anniversary of the Closing Date, the Exchangeable Notes will be redeemable at any time and from time to time by the Company, in whole or in part, (i) if the Last Reported Sale Price of the Class A common stock exceeds 130% of the exchange price as defined in Indenture then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption and (ii) so long as a registration statement registering the resale of all Exchange Shares is effective and available for use by holders of Exchangeable Notes during the entirety of the period from and including the date notice of redemption is given to and including the date of redemption. The notice period for any redemption will be no less than 30 scheduled trading days. The redemption price in any such redemption shall be equal to (a) 100% of the principal amount of the Exchangeable Notes to be redeemed, plus (b) accrued and unpaid interest to, but excluding, the redemption date. The redemption price is payable in cash.

("$ in thousands" - except share data)

Per the terms of the Indenture, holders of Exchangeable Notes in connection with any such redemption will receive a make-whole payment equal to the aggregate dollar value of all interest payable from the date the Company delivers notice of such redemption through the maturity of the Exchangeable Notes. The redemption Make-Whole Amount is payable, at the Company's option, in cash or through an increase in the exchange rate then applicable to the Exchangeable Notes by an amount equal to (i) the redemption Make-Whole Amount divided by (ii) the five day VWAP with regard to the Class A common stock during the five trading period beginning on the trading day immediately following the notice of redemption.

Holders of Exchangeable Notes may exchange their notes in whole or in part, at any time or from time to time, for shares of the Company's Class A common stock, par value $0.0001 per share up to a maximum exchange rate of 99.9999 shares per $1,000 principal amount after adjustments as defined in the indenture.

Exchangeable Notes contains customary anti-dilution adjustments, taking into account the agreed terms in Indenture. To avoid doubt, among other customary adjustments, this will include anti-dilution protections for dividends and distributions of the Company's capital stock, assets and indebtedness. Per terms of the Indenture, the following are the anti-dilution adjustments of the Exchange Rate:

a. If the Company exclusively issues shares of common stock as a dividend or distribution on shares of the common stock, or if the Company effects a share split or share combination;

b. If the Company issues to all or substantially all holders of the common stock any rights, options or warrants (other than pursuant to a stockholders rights plan) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of the common stock at a price per share that is less than the average of the last reported sale prices of the common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance;

c. If the Company distributes shares of its capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its capital Stock or other securities of the Company, to all or substantially all holders of the common stock;

d. If any cash dividend or distribution is made to all or substantially all holders of the common stock

e. If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the common Stock, to the extent that the cash and value of any other consideration included in the payment per share of the common stock exceeds the average of the last reported sale prices of the common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

The exchange rate will in no event be adjusted down pursuant to the provisions described above, except to the extent a tender or exchange offer is announced but not consummated.

If the Company undergoes a "fundamental change" (as defined in the Indenture), subject to certain conditions, the exchange rate will be adjusted per the adjustment table included in the Indenture. If a fundamental change occurs at any time prior to the maturity date, each holder shall have the right, at such holder's option, to require the Company to repurchase for cash all of such holder's Exchangeable Notes at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest thereon. There is no make-whole payment associated with a fundamental change redemption.

Holders of Exchangeable Notes will be entitled to the resale registration rights under the resale Registration Rights Agreement. If a Registration default occurs, additional interest will accrue, equal to 0.25% in the first 90 days and 0.50%

("$ in thousands" - except share data)

after the 91st day after the Registration Default (which includes that the Registration Statement has not been filed, or deemed effective or ceases to be effective).

The Indenture contains customary terms and covenants and events of default. Upon an event of default as defined in the Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Exchangeable Notes may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately, and upon any such declaration, the same shall become and shall automatically be immediately due and payable. Upon an event of default in the payment of interest, the Company may elect the sole remedy to be the payment of additional interest of 0.25% for the first 90 days after the occurrence of such an event of default and 0.50% for day s 91-180 after the occurrence of such an event of default. The Company was in compliance with all financial covenants under the 2021 Credit Facility as of December 31, 2023.

The Company assessed all terms and features of the Exchangeable Notes in order to identify any potential embedded features that would require bifurcation. As part of this analysis, the Company assessed the economic characteristics and risks of the Exchangeable Notes, including the conversion, put and call features. In consideration of these provisions, the Company determined that the optional redemption with a make-whole provision feature required bifurcation. The fair value of the optional redemption with a make-whole provision feature derivative was determined based on the difference between the fair value of the notes with the redemption with a make-whole provision feature and the fair value of the notes without the redemption with a make-whole provision feature. The Company employed a Lattice model and to determine that the fair value of the derivative upon issuance of the Exchangeable Notes was $552 and recorded this amount as derivative liability with an offsetting amount as a debt discount as a reduction to the carrying value of the notes on the closing date, or December 27, 2021. The optional redemption with a make-whole provision feature will be measured at fair value on a quarterly basis and the change in the fair value for the period will be recorded on the consolidated statements of operations. The Company determined that the change in fair value from December 27, 2021 to December 31, 2021 was not material. The Company performed a valuation of the derivative liability and determined that the fair value of the derivative liability was $425 at December 31, 2023 and $285 at December 31, 2022 . The Company recorded an unfavorable change of $139 for the year ended December 31, 2023 and a favorable change of $266 for the year ended December 31, 2022.

The Company determined that the expected life of the Exchangeable Notes was equal to the period through December 15, 2026 as this represents the point at which the Exchangeable Notes will mature unless earlier converted in accordance with their terms prior to such date. For the year ended December 31, 2023 and December 31, 2022, the Company recognized $9,585 and $9,536, respectively, of interest expense related to the Exchangeable Notes at the effective interest rate of 7.4%.

In connection with the issuance of the Exchangeable Notes, the Company incurred approximately $2,600 of debt issuance costs, which primarily consisted of underwriting fees, and allocated these costs to the liability component and recorded as a reduction in the carrying amount of the debt liability on the balance sheet. The portion allocated to the Exchangeable Notes is amortized to interest expense over the expected life of the Exchangeable Notes using the effective interest method.

Term Loan

In November of 2020, the Company through its wholly-owned subsidiary Holdings entered into a new agreement with JPMC to refinance its then existing July 2019 credit facility, increasing the maximum aggregate amount available under the term loan to $240,000 bringing total credit facility to $300,000. In addition, the maturity date of both the revolver and term loan was amended to November 5, 2023. This amendment was accounted for as a modification and approximately $3,200 of additional costs incurred in connection with the modification capitalized as debt issuance costs.

In December of 2021, the Company entered into a new agreement with JPMC to refinance its then existing November 2020 credit facility, increasing the maximum aggregate amount available under the term loan to $250,000 bringing total credit facility to $310,000. In addition, the maturity date of both the revolver and term loan was amended to December

("$ in thousands" - except share data)

16, 2025. This amendment was accounted for as a modification and approximately $1,800 of additional costs incurred in connection with the modification capitalized as debt issuance costs.

In February 2023, the Company amended the 2021 Credit Facility to transition from bearing interest based on LIBOR to SOFR or the Alternate Base Rate (as defined in the 2021 Credit Facility), at the election of the Company, plus an applicable margin, and to reflect the waiver of a technical default under the 2021 Credit Facility, related to the delayed delivery of a pledge of its interests in Holdings by the parent company (i.e., CompoSecure, Inc.). Holdings had already pledged all of its assets in favor of the lenders as per the terms of the debt agreement. After the amendment on February 28, 2023, the interest rate spreads and fees under the 2021 Credit Facility are based on a quoted SOFR plus a SOFR adjustment of 0.10% and an applicable margin ranging from 1.75% to 2.75% as determined by the Company's prevailing Leverage Ratio for the revolving and term loan Term Benchmark and RFR Spread debt (as each term is defined in the 2021 Credit Facility).

In May 2023, certain lenders under the Company's 2021 Credit Facility transferred their debt to certain other lenders. Approximately $257 of additional costs incurred by the Company in connection with the transfers were capitalized as debt issuance costs. In addition, approximately $589 deferred finance fees incurred by the Company at the inception of the 2021 Credit Facility and relating to the transferring lenders were written off by the Company.

Interest on the Revolver and Term Loan were based the outstanding principal amount during the interest period multiplied by the fluctuating bank prime rate plus the applicable margin of 1.75% the quoted SOFR rate plus the applicable margin of 2.75%. At December 31, 2023 and 2022, the effective interest rate on the Revolver and Term Loan was 7.80% and 5.15% per annum, respectively. Interest is payable monthly in arrears or upon maturity of the Euro loans that can run 30, 90, 120, 180 day time periods. The Company must pay quarterly an annual commitment fee of 0.35% on the unused portion of the $60 million Revolver commitment.

The 2021 Credit Facility is fully secured by substantially all of the assets of the Company. The terms of the credit facility imposes financial covenants including a minimum interest coverage ratio, a maximum total debt to EBITDA ratio and a minimum fixed charge coverage ratio. At December 31, 2023, the Company was in compliance with all financial covenants.

The terms of the credit facilities contain certain financial covenants including a minimum interest coverage ratio, a maximum total debt to EBITDA ratio and a minimum fixed charge coverage ratio. The Company made a prepayment of $4,060 and $13,753 related to the credit facilities in the year ended December 31, 2023 and December 31, 2022 per the terms of the facilities. At December 31, 2023 and December 31, 2022, the Company was in compliance with all financial covenants.

As of December 31, 2023 and December 31, 2022, there were no balances outstanding on the Revolver. At December 31, 2023, there was $60,000 of availability for borrowing under the Revolver.

The Company recognized balances payable under all borrowing facilities as $19,513, $14,188 and $11,928, of interest expense related to the Exchangeable Notes, Revolver and Term Loan for the years ended December 31, 2023, 2022, and 2021, respectively.

The balances payable under all borrowing facilities are as follows:

("$ in thousands" - except share data)

	December 31, 2023			December 31, 2022		
	Term Loan	**Exchangeable Notes**	**Total debt**	**Term Loan**	**Exchangeable Notes**	**Total debt**
Loan Balance	$ 210,313	$ 130,000	$ 340,313	$ 233,122	$ 130,000	$363,122
Less: current portion of term loan (scheduled payments)	(10,313)	—	(10,313)	(14,372)	—	(14,372)
Less: net deferred financing and discount costs	(1,669)	(2,168)	(3,837)	(2,474)	(2,652)	(5,126)
Total Long Term debt	$ 198,331	$ 127,832	$ 326,163	$ 216,276	$ 127,348	$ 343,624
Derivative liability - redemption with make-whole provision		$ 425			$ 285	

The maturity of the all the borrowings facilities is as follows:

Years	
2024	$ 10,313
2025	200,000
2026	130,000
Total debt	$ 340,313

The Company is exposed to interest rate risk on variable interest rate debt obligations. To manage interest rate risk, the Company had entered into an interest rate swap agreement on November 5, 2020 to hedge forecasted interest rate payments on its variable rate debt. In January 2022, the Company cancelled the November 2020 swap agreement and entered into a new interest rate swap agreement . The Company recognized $400 gain upon the settlement of the November 2020 interest rate swap agreement in interest income reflected in statements of operations. At December 31, 2023, the Company's interest rate swap contract outstanding had a notional amount of $125,000 maturing in December 2025. The Company has designated the interest rate swap as a cash flow hedge for accounting purposes utilizing the hypothetical derivative method. The Company has determined the fair value of the interest rate swap to be zero at the inception of the agreement and $5,258 and $8,651 at December 31, 2023 and December 31, 2022, respectively . The Company reflects the realized gains and losses of the actual monthly settlement activity of the interest rate swap through interest income or expense in its consolidated statements of operations. The Company reflects the unrealized changes in fair value of the interest rate swap at each reporting period in other comprehensive income and a derivative asset or liability is recognized at each reporting period in the Company's financial statements.The company reclassifies the realized gains and losses from other comprehensive income to interest income. The interest rate swap converted to SOFR from LIBOR at the same time as the amendment of 2021 Credit Facility in February 2023.

COMPOSECURE, INC.
Notes to Consolidated Financial Statements
("$ in thousands" - except share data)

8. Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" Topic 842, which amended the guidance in former ASC Topic 840, Leases. The Company adopted the new lease guidance effective January 1, 2021 using the modified retrospective transition approach, applying the new standard to all of its leases existing at the date of initial application which is the effective date of adoption. The adoption of the new guidance resulted in the recognition of ROU assets of $6,298 and lease liabilities of $6,875 at January 1, 2021.

The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilized its incremental borrowing rate ("IBR"), which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. In calculating the present value of the lease payments, the Company elected to utilize its incremental borrowing rate based on the remaining lease terms as of the January 1, 2021, i.e. the date of adoption. As a reasonableness check for the yield curve, the Company considered its revolving credit agreement amendment on November 5, 2020, which extended the term of the agreement through November 5, 2023. The base interest rate on the term loan under such credit facility was calculated as LIBOR plus 300 bps which approximated 3.4%.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives incurred, if any. The Company's lease terms may include options to extend the lease when it is reasonably certain that we will exercise that option. Operating leases are recognized on the balance sheet as right-of-use assets, current operating lease liabilities and non-current operating lease liabilities.

The new standard also provides practical expedients and certain exemptions for an entity's ongoing accounting. The Company has elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases where the initial lease term is one year or less or for which the ROU asset at inception is deemed immaterial, the Company will not recognize ROU assets or lease liabilities. Those leases are expensed on a straight line basis over the term of the lease.

Operating Leases

The Company leases certain office space and manufacturing space under arrangements currently classified as leases under ASC 842. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include one or more options to renew, with renewal options ranging from 1 to 5 years. The exercise of lease renewal options is at the Company's sole discretion.

Effective April 1, 2012, the Company entered into a 10 - year lease for its office and manufacturing facilities in Somerset, New Jersey terminating in 2022. The lease contains escalating rental payments, exclusive of required payments for increases in real estate taxes and operating costs over base period amounts. The agreement provides for a 5 year renewal option. The lease provides for monthly payments of rent during the lease term. These payments consist of base rent, and additional rent covering customary items such as charges for utilities, taxes, operating expenses, and other facility fees and charges. The base rent is currently approximately $338 per year, which reflects an annual 3% escalation factor. The Company exercised its renewal option in December 2020.

Effective August 1, 2014, the Company entered into a 4-year lease for additional office and manufacturing space in Somerset, New Jersey terminating on July 31, 2018. The lease contains escalating rental payments. The Company has the option to extend the term for two periods of two years each. The Company had exercised both renewal options with last one exercised in 2020 for additional three years expiring on August 31, 2023. The base rent is currently approximately $106 per year, which reflects an annual 3% escalation factor. Effective November 1, 2023, the Company further extended the lease for additional 3-years. There is no renewal option available under the lease. The base rent is currently approximately $108 per year, which reflects an annual 4% escalation factor.

("$ in thousands" - except share data)

Effective June 16, 2016, the Company entered into a 10-year lease for a new facility. The lease contains escalating rental payments and terminates on September 30, 2026. The agreement also provides for a renewal option at a fixed rate. The base rent is currently approximately $850 per year, which reflects an annual 3% escalation factor.

Effective May 1, 2022, the Company entered into a 7-year lease for a new facility primarily for warehouse operations in Somerset, New Jersey terminating in 2029. The lease contains escalating rental payments, exclusive of required payments for increases in real estate taxes and operating costs over base period amounts. The agreement provides for two five year renewal options. The lease provides for monthly payments of rent during the lease term. These payments consist of base rent, management fee and additional rent covering customary items such as charges for utilities, taxes, operating expenses, and other facility fees and charges. The base rent is currently approximately $686 per year, which reflects an annual 3.8% escalation factor.

Effective July 1, 2022, the Company entered into a 3-year lease for a new office facility in Somerset, New Jersey terminating in 2025. The lease contains escalating rental payments, exclusive of required payments for increases in real estate taxes and operating costs over base period amounts. The agreement provides for one five year renewal option. The lease provides for monthly payments of rent during the lease term. These payments consist of base rent and additional rent covering customary items such as charges for utilities, taxes, operating expenses, and other facility fees and charges. The base rent is currently approximately $147 per year, which reflects an annual 3% escalation factor.

The Company's leases have remaining lease terms of 1 to 7 years. The Company does not include any renewal options in lease terms when calculating lease liabilities as the Company is not reasonably certain that it will exercise these options. Two of our leases include the early termination option in the lease term, however, it was not included in the lease terms when calculating the lease liability since the Company determined that it is reasonably certain it will not terminate the leases prior to the termination date.

The weighted-average remaining lease term for our operating leases was 4.0 years at December 31, 2023. The weighted-average discount rate was 3.82% at December 31, 2023.

ROU assets and lease liabilities related to our operating leases are as follows:

	Balance Sheet Classification	December 31, 2023	December 31, 2022
Right-of-use assets	Right of use assets	$ 7,473	$ 8,932
Current lease liabilities	Current portion of lease liabilities	1,948	1,846
Non-current lease liabilities	Non-current portion of lease liabilities	6,220	7,766

The Company has lease agreements that contain both lease and non-lease components. The Company accounts for lease components together with non-lease components (e.g., common-area maintenance). Variable lease costs are based on day to day common-area maintenance costs related to the lease agreements and are recognized as incurred.

The components of lease costs were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost	$ 1,829	$ 1,854	$ 1,305
Variable lease cost	897	653	444
Total lease cost	$ 2,726	$ 2,507	$ 1,749

Future minimum commitments under all non-cancelable operating leases are as follows:

2024	$ 2,421

("$ in thousands" - except share data)

2025		2,502
2026		2,240
2027		912
2028		846
Later years		359
Total lease payments		9,280
Less: Imputed interest		(1,112)
Present value of lease liabilities	$	8,168

Supplemental cash flow information and non-cash activity related to our operating leases are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating cash flow information:			
Cash paid for amounts included in the measurement of lease liabilities	$ 2,303	$ 1,700	$ 1,272
Non-cash activity:			
Right-of-use assets obtained in exchange for lease obligations	$ 491	$ 5,104	$ —

COMPOSECURE, INC.
Notes to Consolidated Financial Statements
 ("$ in thousands" - except share data)

9. EQUITY STRUCTURE

Shares Authorized

As of December 31, 2023, the Company had authorized a total of 250,000,000 shares for issuance designated as Class A common stock, 75,000,000 designated as Class B common stock and 10,000,000 shares designated as preferred stock. As of December 31, 2023, there were 19,415,123 shares of Class A Common Stock issued and outstanding, 59,958,422 shares of Class B Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Warrants

As of December 31, 2023 and 2022, the Company had 0 and 10,837,400 shares private warrants outstanding. Each private warrant entitles the registered holder to purchase share of Class A common stock at a price of $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of the Business Combination. The exercise price and number of common shares issuable upon exercise of the private warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the private warrants will not be adjusted for issuance of common stock at a price below its exercise price. As of December 31, 2023, the holder of private warrants had sold an aggregate of 10,837,400 private warrants in open market transactions resulting in such private warrants becoming public warrants.

As of December 31, 2023 and 2022, the Company had 22,415,389 and 11,578,000 shares public warrants outstanding. Each public warrant entitles the registered holder to purchase one share of the Company's Class A Common Stock at a price of $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares.

Non-Controlling Interest

Non-controlling interests represent direct interests held in Holdings other than by the Company after the Business Combination. The non-controlling interests in the Company are represented by Class B Units, or such other equity securities in the Holdings as the Board may establish in accordance with the terms hereof. Since the potential cash redemptions of the non-controlling interests are outside the control of the Company, such non-controlling interests are classified as temporary equity on the consolidated balance sheet in accordance with ASC 480. Income tax benefit or provision is applied to the income attributable to the controlling interest as the income attributable to the non-controlling interest is pass-through income. The non-controlling interest has been adjusted to redemption value as of December 31, 2023 in accordance with ASC 480-10. This measurement adjustment results in a corresponding adjustment to shareholders' deficit through adjustments to additional paid-in capital and retained earnings. The redemption value of the Class B Units was $596,587 on December 31, 2023. The redemption value is calculated by multiplying the 59,958,422 Class B Units by the $9.95 trading price of our Class A common stock on December 27, 2021.

10. EQUITY COMPENSATION

The following table summarizes share-based compensation expense included in selling, general and administrative expenses within the consolidated statements of operations:

("$ in thousands" - except share data)

	Year Ended December 31,		
	2023	2022	2021
Stock option expense	$ 305	$ 1,228	$ 1,310
Earnout consideration	—	—	4,610
Restricted stock unit expense	14,753	10,173	—
Performance stock unit expense	2,369	—	—
Employee stock purchase plan	135	25	—
Incentive units	—	39	193
Total stock-based compensation expense	$ 17,562	$ 11,465	$ 6,113

Equity Incentive Plan

In connection with the business combination consummated on December 27, 2021, the Company established CompoSecure, Inc. 2021 Incentive Equity Plan (the "2021 Plan") effective as of December 27, 2021. The purpose of the 2021 Plan is to provide eligible employees of the Company and its subsidiaries, certain consultants and advisors who perform services for the Company or its subsidiaries, and non-employee members of the Board of directors of the Company, with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units, and other stock-based awards. The aggregate authorized number of shares of Class A common stock that may be issued or transferred as of December 31, 2023 under the 2021 Plan was 6,680,253 shares of Class A common stock plus the number of shares of Class A stock underlying grants issued under the Company's existing amended and restated equity compensation Plan that expire, terminate or are otherwise forfeited without being exercised. Pursuant to this provision, effective January 1, 2024, the shares of Class A common stock authorized under the 2021 Plan were increased by 3,321,334 shares, for a new aggregate authorized number of shares of 10,033,262. The aggregate authorized number of shares of Class A common stock that may be issued or transferred as of December 31, 2022 under the Plan was 12,030,280 shares of Class A common stock plus the number of shares of Class A stock underlying grants issued under the Company's existing amended and restated equity compensation Plan that expire, terminate or are otherwise forfeited without being exercised. Commencing with the first business day of each calendar year beginning in 2022, the aggregate number of shares of Class A Stock that may be issued or transferred under the Plan shall be increased by an amount of shares of Class A Stock equal to 4% of the aggregate number of shares of Class A stock and Class B stock outstanding as of the last day of the immediately preceding calendar year, or such lesser number of shares of Class A Stock as may be determined by the Board.

In the year ended December 31, 2023 and December 31, 2022, under the 2021 plan, the Company granted Restricted stock units ("RSU") to employees generally vesting over a period of two years and four years. RSUs granted to board of directors generally vest over a period of one year. The restricted stock will generally be forfeited upon termination of an employee prior to vesting. The fair value of each RSU is based on the market value of our stock on the date of grant. The Company also awarded 449,380 Performance stock units ("PSUs") to one officer in the year ended December 31, 2022, for which vesting was based on the achievement of certain market performance targets. The Company also awarded 658,156 PSUs to officers in the year ended December 31, 2023, for which vesting was based on the achievement of certain performance targets. For the market based award its determined at the grant date. The performance based awards are adjusted each reporting date based on probability. At the grant date, the Company performed a valuation which took into consideration all the key terms and conditions of the award under Topic 718. The valuation of the PSUs was determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award.

A summary of RSU and PSU activity under the Plan during the year ended December 31, 2023 is presented below:

Restricted Stock Unit Activity

("$ in thousands" - except share data)

	Number of Shares
Outstanding at January 1, 2023	5,497,066
Granted	1,881,852
Vested	(1,575,648)
Forfeited	(151,375)
Nonvested at December 31, 2023	5,651,895

Unrecognized compensation expense for the RSU was $26,441 as of December 31,2023.

Performance and Market based Stock Units Activity

	Number of Shares
Outstanding at January 1, 2023	449,380
Granted	658,156
Vested	—
Forfeited	—
Nonvested at December 31, 2023	1,107,536

Unrecognized compensation expense for the PSU was $3,402 as of December 31,2023.

Earnouts

	Number of Shares
Outstanding at January 1, 2023	657,160
Granted	—
Vested	—
Nonvested at December 31, 2023	657,160

Employee Stock Purchase Plan

Effective December 27, 2021, the Board of Directors approved the Employee Stock Purchase Plan (the “ESPP”). The Company had authorized 2,411,452 aggregate number of shares of Class A Common Stock reserved for sale pursuant to the ESPP Plan. The ESPP permits participating eligible employees to purchase class A common stock, with after-tax payroll deductions, on a quarterly basis at a 15% discount at the lower of the closing price of the Common Stock on the Nasdaq Global Market on the first day of the offering period or the last trading day of each purchase period. The Board may suspend or terminate the ESPP at any time to become effective immediately following the close of any offering period. As of December 31, 2023 and December 31, 2022 , there were 2,312,747 and 2,393,193 shares of Class A common stock remaining authorized for issuance under the ESPP. The Company will recognize the discount on the Common Stock issued under the ESPP as stock-based compensation expense in the period in which the employees will begin participating in the ESPP. As of December 31, 2021, employee contributions had not yet commenced. For the year ended December 31, 2022, the Company issued 18,259 shares and recognized compensation expense of $25. For the year ended December 31, 2023, the Company issued 80,446 shares and recognized compensation expense of $135.

Holdings' 2015 Incentive Plan

("$ in thousands" - except share data)

Holdings' May 2015 equity incentive Plan (the "2015 Plan") provided for the grant of options, Class C unit appreciation rights, restricted Class C units, unrestricted Class C unit awards and other equity awards to certain employees and officers. The exercise price of unit options granted under the 2015 Plan was equal to the fair market value of the Holdings' members' equity at the date of grant. Options vest and become exercisable incrementally over a 5-year and 4-year period, depending on the grant. The options also provided for accelerating vesting if there is a change in control as described in the Plan agreement.

Upon consummation of the Business Combination on December 27, 2021 (see Note 3), Holdings amended and restated its 2015 Plan and the holders of issued and outstanding equity of 2015 Plan received a combination of cash consideration, certain newly-issued membership units of Holdings and shares of newly-issued class B common stock of the Company, which have no economic value, but entitle the holder to one vote per issued share and were issued on a one-for-one basis for each Holdings Unit retained by the holder following the Merger. All incentive units available for grants under the 2015 Plan at the time of the consummation will be made available for new award grants under the 2021 Plan and no further awards will be granted under the 2015 Plan. As a result, all of the options, whether vested or unvested, outstanding immediately prior to the merger that were not settled as part of the transaction were assumed by the Company and converted into an option to purchase shares of class A common stock. Each converted options continue to have and be subject to substantially the same material terms and conditions as were applicable to such options under the 2015 Plan except that each converted option shall be exercisable for, and represent the right to acquire, that number of shares of Class A common stock equal to the product (rounded down to the nearest whole number) of (A) the number of Units subject to the converted option immediately before the merger effective time multiplied by (B) the equity award exchange Ratio at an exercise price per share equal to the quotient of (i) the exercise price per unit of such converted option immediately before the consummation of the Business Combination divided by (ii) the Equity Award Exchange Ratio (rounding the resulting exercise price up to the nearest whole cent). Except as specifically provided in the Business Combination Agreement, following the Business Combination, each exchanged option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Holdings 2015 Plan immediately prior to the consummation of the Business Combination. As a result of the modification, all of 9,778 options outstanding right before the Business Combination were recapitalized into 6,823,006 options of which 1,413,235 were settled and 5,409,771 remained outstanding at December 31, 2021. A total of 644,226 options were exercised in the year ended December 31, 2022 and 4,765,545 options remained outstanding at December 31, 2022. A total of 1,487,082 options were exercised in the year ended December 31, 2023 and 3,278,463 options remained outstanding at December 31, 2023. There was no incremental expense recognized since the options were recapitalized with terms consistent with prior awards and there were no incremental changes to fair value. There were a total of twelve grantees affected by the recapitalization.

Earnout Consideration

As a result of the Business Combination, certain of Holdings' equity holders have the right to receive an aggregate of up to 7,500,000 additional (i) shares of the Company's class A common stock or (ii) Holdings' Units (and a corresponding number of shares of the Company's class B common stock), as applicable, in earnout consideration based on the achievement of certain stock price thresholds (collectively, the "Earnouts"). There were a total of 657,160 shares subject to ASC 718, or 328,580 shares for each Phase since they were issued to the Company's employees.

Upon the transaction date, a valuation was performed which took into consideration all the key terms and conditions of the award, including the fact that, under Topic 718, there is no requisite service period due to the fact that there is no service condition prospectively, and as of the grant date there is no service inception date preceding the grant date on which to base historical valuation or expense amortization. As such, the award is considered to be immediately vested from a service perspective, and is solely contingent on meeting the hurdles required for the award to be settled. Since there is no future substantive risk of forfeiture, all expenses associated with the awards were accelerated and recognized on December 27, 2021. There were a total of 657,160 shares subject to Topic 718 or 328,580 shares per Phase with an intrinsic value of

("$ in thousands" - except share data)

$5,395 as of December 31, 2021. The Company recognized a total expense of $4,610 related to Earnouts in its consolidated statements of operations for the year ended December 31, 2021.

The valuation of the Earnouts was determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value of the award. The following assumptions were used to determine the grant date fair value for these Earnouts as of the closing date:

	Year Ended 12/27/2021
Valuation date share price	$ 9.95
Risk-free interest rate	0.98% - 1.12%
Expected volatility	57.92% - 58.88%
Expected dividends	0 %
Expected forfeiture rate	0 %
Expected term	3 - 4 years

Holdings' Options Valuation

Prior to the completion of the Business Combination the fair value of Holdings options was determined by using the Black-Scholes option valuation model based upon information available at the time of grant. The calculated value of each option award was estimated at the date of grant using the Black-Scholes option valuation model. The expected term assumption reflected the period for which the Holdings believed the option will remain outstanding. This assumption was based upon the historical and expected behavior of the Holdings' employees. To determine volatility, the Holdings had used the historical closing values of comparable publicly held entities to estimate volatility. The risk-free rate reflected the U.S. Treasury yield curve for a similar expected life instrument in effect at the time of the grant.

The assumptions utilized to calculate the value of the options granted for the year ended December 31, 2020 were as below:

	December 31, 2020
Expected term	1 year
Volatility	44.00%
Risk-free rate	1.07%
Expected dividends	0%
Expected forfeiture rate	0%

Stock Options activity

Upon consummation of the Business Combination, Holdings' options were assumed by the Company and recapitalized. All stock option activity was retroactively restated to reflect the exchanged options.

The following table sets forth the options activity under the Holdings' equity plan which was assumed by the Company and recapitalized for the year ended December 31, 2023:

	Number of Shares	Weighted Average Exercise Price Per Shares	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2023	4,765,545	$ 1.44	4.8	$ 16,939
Granted	—	—	—	—
Exercised	1,487,082	$ 0.41	1.5	$ 9,465
Outstanding at December 31, 2023	3,278,463	$ 1.88	2.9	$ 11,780
Vested and expected to vest at December 31, 2023	3,278,463	$ 1.88	2.9	$ 11,780
Exercisable at December 31, 2023	3,274,954	$ 1.88	2.9	$ 11,780

The weighted average calculated grant date fair value per time-vested option granted during the year ended December 31, 2020 was $6.36. The Company recognized approximately $305, $1,228, and $1,310 of compensation expense for the options in selling, general and administrative expenses in the accompanying consolidated statements of operations in 2023, 2022, and 2021, respectively.

The number of options exercisable and vested as of December 31, 2023, 2022, and 2021 were 3,274,954, 4,616,197 and 4,947,921 respectively. The weighted average exercise price of options exercisable and vested is $1.88, $1.29, and $1.26 for years ended December 31, 2023, 2022, and 2021, respectively. The weighted average remaining contractual years term (years) per options exercisable as of December 31, 2023, 2022, and 2021 is 2.9, 3.1, and 3.9, respectively. Unrecognized compensation expense for the options of approximately $3 is expected to be recognized during the next one year.

Profits Interest (Incentive Units)

On May 11, 2017, the members of the Holdings executed a Limited Liability Company Agreement for an entity formed in 2016 titled CompoSecure Employee LLC. The purpose of the entity was to hold Operating Incentive units. In May 2017, the Company granted 1,320,765 incentive units with a profits interest hurdle of $232,232. No interests were granted during the period ended December 31, 2023 and December 31, 2022. Upon consummation of the Business Combination on December 27, 2021, all of the incentive units, whether vested or unvested, outstanding immediately prior to the merger that were not settled as part of the transaction, were assumed by the Company and converted into class B common stock. The total class B common stock related to the conversion outstanding were 1,236,027 as of December 31, 2023.

The Company recognized approximately $0, $39, and $193 of compensation expense for the incentive units in selling, general and administrative expenses in the accompanying consolidated statements of operations in 2023, 2022, and 2021, respectively. No unrecognized compensation expense remained for the incentive units as of December 31, 2023.

11. RETIREMENT PLAN

Defined Contribution Plan

The Company has a 401(k) profit sharing plan for all full-time employees who have attained the age of 21 and completed 90 days of service. The Company matches 100% of the first 1% and then 50% of the next 5% of employee contributions. Retirement plan expense for the years ended December 31, 2023, 2022, and 2021 was approximately $1,813, $1,614, and $1,102 respectively.

("$ in thousands" - except share data)

Deferred Compensation Plan

The Company has a self-administered deferred compensation plan that accrues a liability for the benefit of certain employees equal to 0.25% year-over-year change in Earnings Before Interest Depreciation "EBITDA" that began in 2014. The total liability was $0 and $242 at December 31, 2023 and 2022 and is recorded in other liabilities on the balance sheet. The Plan vests over a seven year period according to the following vesting schedule: Year 1 – 0.0%, Year 2 – 5.0%, Year 3 – 15.0%, Year 4 – 20.0%, Year 5 – 30.0%, Year 6 – 50.0%, Year 7 – 100%. The plan was terminated in the year ended December 31, 2021 and the remaining liability was paid in the year ended December 31, 2023.

12 FAIR VALUE MEASUREMENTS

In accordance with ASC 820-10, the Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Company.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	Level 1	Level 2	Level 3	Total
December 31, 2023				
Assets Carried at Fair Value:				
Derivative asset - interest rate swap	$ —	$ 5,258	$ —	$ 5,258
Liabilities Carried at Fair Value:				
Public warrants	$ 8,294	$ —	$ —	$ 8,294
Private warrants	—	—	—	—
Earnout consideration	—	—	853	853
Derivative liability - redemption with make-whole provision	—	—	425	425
December 31, 2022				
Assets Carried at Fair Value:				
Derivative asset - interest rate swap	$ —	$ 8,651	$ —	$ 8,651
Liabilities Carried at Fair Value:				
Public warrants	$ 8,105	$ —	$ —	$ 8,105
Private warrants	—	—	8,236	8,236
Earnout consideration	—	—	15,090	15,090
Derivative liability - redemption with make-whole provision	—	—	285	285

Derivative asset - interest rate swap

The Company is exposed to interest rate risk on variable interest rate debt obligations. To manage interest rate risk, the Company entered into an interest rate swap agreement on January 5, 2022. See Note 7.

Warrant Liability

COMPOSECURE, INC.
Notes to Consolidated Financial Statements
("$ in thousands" - except share data)

As a result of the Business Combination, the Company had assumed warrant liability related to previously issued warrants in connection with Roman DBDR's initial public offering. The warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our balance sheet. The warrant liabilities were remeasured at December 31, 2023 and December 31,2022, with changes in fair value presented within revaluation of warrant liabilities in the consolidated statement of operations.

The following table provides a reconciliation of the ending balances for the warrant liabilities remeasured at fair value:

	Warrant Liabilities
Assumed warrant liability upon business combination at December 27, 2021	$ 38,756
Change in estimated fair value	(3,485)
Estimated fair value at December 31, 2021	$ 35,271
Change in estimated fair value	(18,930)
Estimated fair value at December 31, 2022	$ 16,341
Change in estimated fair value	(8,047)
Estimated fair value at December 31, 2023	$ 8,294

The Public Warrants were valued using the quoted market price as the fair value at the end of each balance sheet date. The Private Placement Warrants were valued using the Black Scholes Option Pricing Model.

The fair value of Private Placement Warrants has been classified as a Level 3 liability as its valuation requires substantial judgment and estimation of factors that are not currently readily observable in the market. If different assumptions were used for the various inputs to the valuation approach, the estimated fair value could be significantly higher or lower than the fair value determined.

Earnout Consideration

Holdings' equity holders have the right to receive an aggregate of up to 7,500,000 additional (i) shares of the Company's class A common stock or (ii) Holdings Units (and a corresponding number of shares of the Company's class B common stock), as applicable, in Earnout consideration based on the achievement of certain stock price thresholds. See also Note 10. Earnout consideration liabilities held by Holdings' holders (not including the holders under ASC 718) were determined to be derivative instruments in accordance with ASC 815 and were accounted as derivative liabilities, initially valued at fair value in accordance with ASC 815-40-30-1. Subsequently, the liability for Earnouts will be remeasured at each reporting period at fair value, with changes in fair value recorded in earnings in accordance with ASC 815-40-35-4. The Company established the initial fair value for the earnouts at the closing date on December 27, 2021 using a Monte Carlo simulation model. The Company remeasured the fair value of the earnouts at December 31, 2021, December 31, 2022 and December 31, 2023. The following table provides a reconciliation of the ending balances for the earnout consideration liabilities remeasured at fair value:

("$ in thousands" - except share data)

	Earnout Consideration Liability
Fair value recognized upon business combination	$ 48,002
Change in estimated fair value	(9,575)
Estimated fair value at December 31, 2021	$ 38,427
Change in estimated fair value	(23,337)
Estimated fair value at December 31, 2022	$ 15,090
Change in estimated fair value	(14,237)
Estimated fair value at December 31, 2023	$ 853

The following assumptions were used to determine the fair value of the Earnout considerations for the periods indicated below:

	12/31/2023	12/31/2022	12/31/2021
Valuation date share price	$ 5.40	$ 4.91	$ 8.21
Risk-free interest rate	4.23% - 4.79%	4.22% - 4.41%	0.97% - 1.12%
Expected volatility	35% - 42.5%	75% - 80%	67.5 %
Expected dividends	0 %	0 %	0 %
Expected term (years)	1-2 years	2 - 3 years	3 - 4 years

The fair value of Earnout consideration liabilities have been classified as a Level 3 liability as its valuation requires substantial judgment and estimation of factors that are not currently readily observable in the market. The expected term assumption reflected the period for which the the options will remain outstanding. To determine volatility, the Company had used the historical closing values of comparable publicly held entities to estimate volatility. The risk-free rate reflected the U.S. Treasury yield curve for a similar expected life instrument in effect at the reporting date. If different assumptions were used for the various inputs to the valuation approach, the estimated fair value could be significantly higher or lower than the fair value determined.

13. GEOGRAPHIC INFORMATION AND CONCENTRATIONS

The Company headquarters and substantially all of its operations, including its long-lived assets, are located in the United States. Geographical revenue information based on the location of the customer follows:

	Year Ended December 31,		
	2023	2022	2021
Net sales by country			
Domestic	$ 321,470	$ 295,423	$ 218,441
International	69,159	83,053	49,507
Total	$ 390,629	$ 378,476	$ 267,948

The Company’s principal direct customers as of December 31, 2023 consist primarily of leading international and domestic banks and other credit card issuers primarily within the U.S., Europe, Asia, Latin America, Canada, and the Middle East. The Company periodically assesses the financial strength of these customers and establishes allowances for anticipated losses, if necessary.

("$ in thousands" - except share data)

Two customers individually accounted for more than 10% of the Company's revenue or 70.5% of total revenue for the year ended December 31, 2023. Two customers individually accounted for more than 10% of the Company's revenue or 67.3% of total revenue for the year ended December 31, 2022. Two customers individually accounted for more than 10% of the Company's revenue or 71.9% of total revenue for the year ended December 31, 2021. Two customers individually accounted for more than 10% of the Company's accounts receivable or approximately 73% as of December 31, 2023 and two customers individually accounted for 10% of total accounts receivable or 63% as of December 31, 2022, respectively.

The Company primarily relied on three vendor that individually accounted for more than 10% of purchases of supplies for the year ended December 31, 2023. The Company primarily relied on two vendors that individually accounted for more than 10% of purchases of supplies for the year ended December 31, 2022.

14. INCOME TAXES

The Company recorded income tax provision of $4,556 and $4,360 for the year ended December 31, 2023 and December 31, 2022 and income tax benefit of $857 for the prorated period from December 27, 2021 to December 31, 2021. No provisions/benefits were made for federal or state income taxes for the year ended December 31, 2021 as prior to the Business Combination, the Company was not subject to income taxes due to the then equity structure of the Company and was subject to pass through income taxes. Federal, state and local income tax returns for years prior to 2019 are no longer subject to examination by tax authorities. The Company is currently under audit by federal tax authorities for fiscal 2020. There have been no proposed adjustments at this stage of the examination. The examination is expected to be finalized in fiscal 2024. The Company does not expect any material impact to the financial statements due to settlement of this audit.

Income before the provision and benefit for income taxes as shown in the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,		
	2023	2022	2021
Income before income taxes	$ 117,076	$ 136,175	$ 82,557
Income before income taxes attributable to period subsequent to business combination for the year ended December 31, 2021 (1)	$ —	$ —	$ 12,206

(1) The income before income taxes for the year ended December 31, 2021 was attributable only to prorated period subsequent to the consummation of the Business Combination on December 27, 2021.

The Company calculated income taxes on prorated income only for the days remaining subsequent to the Business Combination for the year ended December 31, 2021. The components of the benefit for income taxes for the year ended December 31, 2023, December 31, 2022 and December 31, 2021 consisted of the following:

("$ in thousands" - except share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Current:			
Federal	$ 1,810	$ 1,140	$ —
State	79	27	—
	1,889	1,167	—
Deferred:			
Federal	3,091	3,477	(856)
State	(424)	(284)	(1)
	2,667	3,193	(857)
Total Provision (benefit) from income taxes	$ 4,556	$ 4,360	(857)

The reconciliation of income taxes at the federal statutory rate to provision for income taxes for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
U.S. federal statutory tax rate	21.00 %	21.00 %	21.00 %
State taxes	0.72 %	0.28 %	0.03 %
Valuation allowances	3.26 %	1.11 %	—
NCI adjustment	(17.37)%	(17.52)%	(18.53)%
Permanent differences	(3.82)%	(0.64)%	(3.35)%
OCI Adjustment	0.09 %	(0.27)%	— %
Other temporary differences	0.01 %	(0.76)%	— %
Effective income tax rate	3.89 %	3.20 %	(0.85)%

The Company's overall effective tax rate is affected primarily by the non-controlling interest adjustment as the income attributable to the non-controlling interest is pass-through income.

Provisions have been made for deferred taxes based on the differences between the basis of the assets and liabilities for financial statement purposes and the basis of the assets and liabilities for tax purposes using currently enacted tax rates and regulations that will be in effect when the differences are expected to be recovered or settled.

("$ in thousands" - except share data)

The components of the deferred tax assets were as follows:

	Year Ended December 31,		
	2023	2022	2021
Deferred Tax Assets:			
Investment in Holdings	$ 34,162	$ 32,256	$ 29,102
Imputed Interest	727	686	623
Earnout consideration liability	—	—	970
Stock Options/ RSU's	1	—	—
Net operating loss carryforward	—	—	819
Total deferred tax assets	$ 34,890	$ 32,942	$ 31,514
Valuation Allowance	(11,193)	(7,373)	(5,864)
Total deferred tax assets net of valuation allowance	$ 23,697	$ 25,569	$ 25,650

The deferred taxes primarily result from the Business Combination where the Company recorded a carryover basis on all assets for financial accounting purposes and a fair value step-up on a portion of the assets for income tax purposes. The Company's deferred tax asset was reviewed for expected utilization using a "more likely than not" approach by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, a valuation allowance has been recorded against the Company's deferred tax asset, as it was determined that it was "more likely than not" that the Company's deferred tax assets would not be fully realized. As of December 31, 2023, the Company determined that considering all of these factors, a $11,193 valuation allowance would be established, an increase in valuation allowance of $3,820 compared to the year ended December 31, 2022. The Company will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately at such time when it is determined that the "more likely than not" criteria is satisfied.

There were no significant uncertain tax positions taken, or expected to be taken, in a tax return that would be determined to be an unrecognized tax benefit taken or expected to be taken in a tax return that should have been recorded on the Company's financial statements for the years ended December 31, 2023, or 2022. Additionally, there were no interest or penalties outstanding as of the fiscal year ended December 31, 2023 and December 31, 2022.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Under the provisions of the CARES Act, the Company is eligible for a refundable employee retention credit subject to certain criteria. In connection with the CARES Act, the Company adopted a policy to recognize the employee retention credit when realized under ASC 450-30. Accordingly, the Company recorded a $1,291 employee retention credit during the year ended December 31, 2022, which is reported as other income in the statements of operations.

15. EARNINGS PER SHARE

Basic net income per share has been computed by dividing net income attributable to class A common shareholders for the periods subsequent to the Business Combination by the weighted average number of shares of common stock outstanding for the same period. Diluted earnings per share of Class A common stock were computed by dividing net income available to CompoSecure, Inc. by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities. No earnings per share is presented for the year ended December 31, 2020 as only the Class B common shares would have been outstanding in historical periods pursuant to the reverse recapitalization and the Class B common shares do not participate in the Company's income or loss and are therefore not participating securities.

The following table sets forth the computation of net income used to compute basic net income per share of Class A common stock for the years ended December 31, 2022 and December 31, 2021, respectively. The basic and diluted earnings per share period for the year ended December 31, 2021, represents only the prorated period from December 27, 2021 to December 31, 2021, which represents the period wherein we had outstanding Class A common stock.

("$ in thousands" - except share data)

	Year Ended December 31,		
	2023	2022	2021
Basic and diluted:			
Net income	$ 112,520	$ 131,815	$ 83,414
Less: Net income attributable to non-controlling interest	93,281	113,158	80,260
Net income attributable to Class A Common shareholders	$ 19,239	$ 18,657	$ 3,154
Plus: adjustment to net income due to net effect of equity awards, exchangeable notes and class B units	14,825	18,017	7,943
Net income attributable to Class A Common shareholders after adjustment	$ 34,064	$ 36,674	$ 11,097
Weighted average common shares outstanding used in computing net income per share - basic	18,660,872	15,372,422	14,929,982
Plus: net effect of dilutive equity awards, exchangeable notes and class B units	16,651,239	17,182,895	79,639,876
Weighted average common shares outstanding used in computing net income per share - diluted	35,312,111	32,555,317	94,569,858
Net income per share—basic	$ 1.03	$ 1.21	$ 0.21
Net income per share—diluted	$ 0.96	$ 1.13	$ 0.12

Basic earnings per share for the year ended December 31, 2023 was calculated by dividing net income attributable to Class A Common shareholders of $19,239 divided by 18,660,872 of weighted average Class A common shares outstanding at December 31,2023. Diluted earnings per share was calculated by dividing net income adjusted for net effects of dilutive equity awards and exchangeable notes of $34,064, divided by 35,312,111 of weighted average common shares after adjusting for the net effects of dilutive equity awards and exchangeable notes outstanding at December 31, 2023.

Basic earnings per share for the year ended December 31, 2022 was calculated by dividing net income attributable to Class A Common shareholders of $18,657 divided by 15,372,422 of weighted average Class A common shares outstanding at December 31, 2022. Diluted earnings per share was calculated by dividing net income adjusted for net effects of dilutive equity award and exchangeable notes of $36,674 divided by 32,555,317 of weighted average common shares after adjusting for the net effects of dilutive equity awards and exchangeable notes outstanding at December 31, 2022.

Basic earnings per share for the year ended December 31, 2021 was calculated by dividing net income attributable to Class A Common shareholders of $3,154 divided by 14,929,982 of weighted average Class A common shares outstanding at December 31, 2021. Diluted earnings per share was calculated by dividing net income adjusted for net effects of dilutive equity award, exchangeable notes and Class B units of $11,097 divided by 94,569,858 of weighted average common shares after adjusting for the net effects of dilutive equity awards, exchangeable notes and Class B units outstanding at December 31, 2021.

Securities that could potentially be dilutive are excluded from the computation of diluted earnings per share when the exercise price exceeds the average closing price of the Company’s common stock during the period, because their inclusion would result in an antidilutive effect on per share amounts. The Company applied the if-converted method for the exchangeable notes to calculate diluted earnings per share in accordance with ASU 2020-06.

The following amounts were not included in the calculation of net earnings per diluted share because their effects were anti-dilutive:

("$ in thousands" - except share data)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Potentially dilutive securities:			
Warrants	22,415,400	22,415,400	22,415,400
Class B common shares	59,958,422	60,325,057	—
Earnout consideration shares	7,500,000	7,500,000	7,500,000
Equity awards	2,679,833	3,461,502	—

Change in Accounting Policy for net income per share:

Effective April 1, 2022, the Company had changed its methodology to apply its accounting policy to calculate the basic and diluted earnings per share as well as determined that it would push down the changes in fair value of the mark-to-market liabilities that related to the Company's warrants and earnout consideration liability to its operating subsidiary, Holdings, resulting in a change to the net income attributable to the controlling and non-controlling interest.

The Company observed diversity in practice due to lack of specific guidance in ASC 810 related to earnings per share due to the Company's Up-C structure. The method adopted effective April 1, 2022 was voluntary and more appropriately represented the economics of the net income allocation upon the conversion of the potential dilutive instruments due to the fact that the issuance of Class A Common Stock would result with a corresponding issuance of a Class A Common Unit in Holdings. Further, for similar reasons, pushing down the changes in fair value of the mark-to-market liabilities to Holdings, and therefore allocating the changes between the controlling and non-controlling interest would provide more appropriate information to the users of the financial statements. The Company determined that, accordingly, this change would more appropriately reflect the allocation of the consolidated Company’s net assets between the controlling and non-controlling interest, and the respective basic and dilutive earnings per share presented in the Company’s consolidated financial statements.

Below is a summary of the impact of the change in accounting policy for the period indicated:

Income Statement Items:	Year ended December 31, 2021 As previously reported	Adjustment	Year ended December 31, 2021 As currently reported
Net income per share attributable to Class A common stockholders - basic (1)	$ 0.91	$ (0.70)	$ 0.21
Net income per share attributable to Class A common stockholders - diluted (1)	$ 0.14	$ (0.02)	$ 0.12
Net income attributable to CompoSecure, Inc. (2)	13,512	(10,358)	3,154
Net income attributable to redeemable non-controlling interests (2)	69,902	10,358	80,260

(1) The amounts for the year ended December 31, 2021 represent basic and diluted net income per share of Class A common stock for the prorated period from December 27, 2021 through December 31, 2021, the period following the Business Combination described in Note 1.

(2) Net income attributable to CompoSecure, Inc. for the year ended December 31, 2021 was equal to net income for the period subsequent to the Business Combination for the prorated period from December 27, 2021 through December 31, 2021. Net income attributable to non-controlling for the year ended December 31, 2021 is equal to net income for the period from January 1, 2021 through December 31, 2021.

("$ in thousands" - except share data)

16. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain office space and manufacturing space under arrangements currently classified as leases under ASC 842. See Note 8 for future minimum commitments under all non-cancelable operating leases.

Tax Receivable Agreement

The Company is obligated to make payments under the tax receivable agreement to the TRA Holders. See Note 2. Although the actual timing and amount of any payments that may be made under the agreement will vary, the Company expects the cash obligation required will be significant. Any payments made under the tax receivable agreement will generally reduce the amount of overall cash flows that might have otherwise been available to the Company. To the extent that the Company is unable to make payments under the tax receivable agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by the Company. The tax receivable agreement liability includes amounts to be paid assuming the Company will have sufficient taxable income over the term of the tax receivable agreement to utilize the related tax benefits. In determining the estimated timing of payments, the current year's taxable income was used to extrapolate an estimate of future taxable income.

As of December 31, 2023, the Company had the following obligations expected to be paid pursuant to the tax receivable agreement:

2024	$	1,425
2025		1,484
2026		1,513
2027		1,544
2028		1,568
Later years		17,840
Total Payments	$	25,374

In addition to the above, the Company's tax receivable agreement liability and future payments thereunder are expected to increase as we realize (or are deemed to realize) an increase in tax basis of Holdings' assets resulting from any future purchases, redemptions or exchanges of Holdings' interests by holders. The Company currently expect to fund these future tax receivable agreement liability payments from some of the realized cash tax savings as a result of this increase in tax basis.

Litigation

The Company may be, from time to time, party to various disputes and claims arising from normal business activities. The Company accrues for amounts related to legal matters if it is probable that a liability has been incurred and the amount is reasonably estimable. while the outcome of existing disputes and claims is uncertain, the Company does not expect that the resolution of existing disputes and claims would have a material adverse effect on its consolidated financial position or liquidity or the Company's consolidated results of operations. Litigation expenses are expensed as incurred. In February 2021, the Company had received from a third party a notice of dispute with respect to whether commissions were due and owing on product sales to certain of the Company's customers which could have required payments ranging from $4,000 to $14,000, plus costs and expenses. In October 2022, this dispute was resolved through binding arbitration, resulting in commission payments to the third party within the anticipated range, together with additional commission payments on future

("$ in thousands" - except share data)

sales, if any, to one customer. The Company made a payment of $10,259 related to these commission payments in the year ended December 31, 2022.

17. RELATED PARTY TRANSACTIONS

In November 2015, the Company entered into a sales representation agreement with a third party, partially owned by an individual who was then a member of Holdings' Board of Managers. The individual was a Class B stockholder of the Company at December 31, 2022 and no longer a stockholder as of December 31, 2023. In 2016, the Company commenced litigation against such third party seeking a judicial determination that the sales representation agreement was void and unenforceable, among other claims. In February 2018, the trial court ruled against Holdings in the litigation, concluding that the sales representation agreement was valid and enforceable. Holdings appealed the ruling, however, the ruling was upheld. As a result of the ruling, Holdings was instructed to pay the commissions in accordance with the terms of the sales representation agreement, interest related to the commissions, and legal fees on behalf of the third party. Expenses relating to this agreement for the years ended December 31, 2023, 2022, and 2021 amounted to $13,869, $21,959, and $9,508, respectively and were recorded as a component of selling, general and administrative expenses. In October 2019, Holdings terminated the sales representation agreement. Customers in place prior to the termination of the agreement are subject to the arrangement and are eligible for future commissions, which are payable and are being accrued and paid in accordance with the terms of the sales representation agreement. Amounts accrued as a component of accrued expenses as of December 31, 2023, December 31, 2022 and December 31, 2021 related to this agreement amounted to $4,429, $3,317 and $3,402 respectively. In February 2021, the Company had received from such third party a notice of dispute with respect to whether commissions were due and owing on product sales to certain of the Company’s customers. In October 2022, the Company resolved this dispute through binding arbitration. See Note 16.

As a result of the Business Combination, the Company entered into a tax receivable agreement with Holdings and holders of interests in Holdings. See Note 2 and Note 16. The Company is obligated to make certain payments under the tax receivable agreement to certain historical holders of units in Holdings. The Company made a total payment of $2,436 and $110 related to the tax receivable agreement liability in the year ended December 31, 2023 and December 31,2022.

Pursuant to the Holdings LLC agreement, the Company makes pro rata tax distributions to the holders of Holdings' units, (i.e. non-controlling interest) in an amount sufficient to fund all or part of their tax obligations with respect to the taxable income of Holdings that is allocated to them. For the year ended December 31, 2023, Holdings distributed a total of $49,955 of tax distributions to its members, of which $11,593 was paid to CompoSecure, Inc. (the parent company), resulting in a net tax distribution to all other members of $38,362. For the year ended December 31, 2022, Holdings distributed a total of $44,434 of tax distributions to its members, of which $8,141 was paid to CompoSecure, Inc. (the parent company), resulting in a net tax distribution to all other members of $36,293.

18. SUBSEQUENT EVENT

Subsequent to year end, on March 1, 2024, the Company amended its senior credit facility (the "2024 Amendment"). Subject to certain conditions, the 2024 Amendment allows the Company (or its applicable subsidiary) to repurchase outstanding shares of common stock, outstanding warrants, and/or outstanding convertible notes in an aggregate amount not to exceed $40,000 at any time.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

The management of CompoSecure, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of its internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023 based on those criteria.

As an emerging growth company, the Company is not required to include in this Annual Report on Form 10-K a report on the effectiveness of its internal control over financial reporting by the Company's independent registered public accounting firm.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Present Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required to be disclosed by this Item with respect to our executive officers is incorporated into this Annual Report on Form 10-K by reference from the section entitled "Executive Officers and Director and Officer Compensation" contained in our definitive proxy statement for our 2024 annual meeting of stockholders (the "2024 Proxy Statement"), which we intend to file with the SEC within 120 days of the end of our fiscal year ended December 31, 2023.

Information required to be disclosed by this Item about our Board is incorporated into this Annual Report on Form 10-K by reference from the section entitled "The Director Election Proposal" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2023.

To the extent necessary, information required to be disclosed by this Item about the Section 16(a) compliance of our directors and executive officers is incorporated into this Annual Report on Form 10-K, as applicable, by reference from the section entitled "Delinquent Section 16(a) Reports" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2023.

Information required to be disclosed by this Item about our Board, the Audit Committee of our Board, our audit committee financial expert, our Code of Business Conduct and Ethics, and other corporate governance matters is incorporated into this Annual Report on Form 10-K by reference from the section entitled "Corporate Governance" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2023.

The text of our Code of Business Conduct and Ethics, which applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions), is posted in the "Corporate Governance" section of the Investor Relations section of our website, www.composecure.com. A copy of the Code of Business Conduct and Ethics can be obtained free of charge on our website. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the rules of the SEC and The Nasdaq Global Market.

The information presented on our website is not a part of this Annual Report on Form 10-K and the reference to our website is intended to be an inactive textual reference only.

Item 11. Executive Compensation

The information required to be disclosed by this Item is incorporated into this Annual Report on Form 10-K by reference from the section entitled "Executive Officers and Director and Officer Compensation" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required to be disclosed by this Item is incorporated into this Annual Report on Form 10-K by reference from the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be disclosed by this Item is incorporated into this Annual Report on Form 10-K by reference from the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information required to be disclosed by this Item is incorporated into this Annual Report on Form 10-K by reference from the section entitled "The Auditor Ratification Proposal" contained in the 2024 Proxy Statement, which we intend to file within 120 days of the end of our fiscal year ended December 31, 2022.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements and Financial Statement Schedules

See "Table of Contents to the Consolidated Financial Statement" in Part II, Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted because they are not required or are not applicable or because the information required in those schedules either is not material or is included in the consolidated financial statements or the accompanying notes.

Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated April 19, 2021, by and among the Roman DBDR Tech Acquisition Corp., Roman Parent Merger Sub, LLC, CompoSecure Holdings, L.L.C., and LLR Equity Partners IV, L.P. as Member Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on April 19, 2021).
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 25, 2021, by and among the Roman DBDR Tech Acquisition Corp., Roman Parent Merger Sub, LLC, and CompoSecure Holdings, L.L.C. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on May 25, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of CompoSecure, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
3.2	Second Amended and Restated Bylaws of CompoSecure, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
4.1	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1/A (File No. 333-249330), filed with the SEC on October 19, 2020).
4.2	Warrant Agreement, dated as of November 5, 2021, between Roman DBDR Tech Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on November 10, 2020).
4.3	Stockholders Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., Roman DBDR Tech Sponsor LLC and the other Stockholders (as defined therein) party thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
4.4	Description of Registrant's Securities (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K (File No. 001-39687), filed with the SEC on March 14, 2022).

10.1	Amended and Restated Registration Rights Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., the LLR Investors (as defined therein), the CompoSecure Investors (as defined therein), the Founder Investors (as defined therein), and the Additional Investors (as defined therein) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.2	Tax Receivable Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C. and the TRA Parties (as defined therein) party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.3	Exchange Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C. and the holders of Class B Units of CompoSecure Holdings, L.L.C. party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.4	Second Amended and Restated Limited Liability Company Agreement, dated as of December 27, 2021, by and among CompoSecure Holdings, L.L.C., CompoSecure, Inc. and other Members (as defined therein) party thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.5	Indenture, dated as of December 27, 2021, by and among CompoSecure Holdings, L.L.C., CompoSecure, Inc., the Guarantors (as defined therein) party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.6	Form of 7.00% Exchangeable Senior Note, due 2026 Note, of CompoSecure Holdings, L.L.C (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.7	Registration Rights Agreement, dated December 27, 2021 by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C. and the Investors (as defined therein) party thereto (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.8	Third Amended and Restated Credit Agreement, dated as of December 21, 2021, by and among CompoSecure, L.L.C., Arculus Holdings, L.L.C., CompoSecure Holdings, L.L.C., the Lenders (as defined therein) party thereto and JPMorgan Chase Bank, N.A (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.9+	CompoSecure, Inc. 2021 Incentive Equity Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.10+*	CompoSecure, Inc. Amended and Restated 2021 Employee Stock Purchase Plan.
10.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).

10.12+	Employment Agreement, dated as of December 27, 2021, by and between CompoSecure, L.L.C. and Jonathan Wilk (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.13+	Employment Agreement, dated as of December 27, 2021, by and between CompoSecure, L.L.C. and Timothy Fitzsimmons (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.14+	Employment Agreement, dated as of December 27, 2021, by and between CompoSecure, L.L.C. and Adam Lowe (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.15+	Employment Agreement, dated as of December 27, 2021, by and between CompoSecure, L.L.C. and Gregoire Maes (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.16+	Employment Agreement, dated as of December 13, 2021, by and between CompoSecure, L.L.C. and Amanda Gourbault (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.17	Industrial Building Lease, dated May 2, 2016, by and between FR JH 10, LLC and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.18	Lease of Improved Property, dated December 1, 2011, by and between Baker-Properties Limited Partnership and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.19	First Amendment to Lease of Improved Property, dated December 15, 2020, by and between Baker-Properties Limited Partnership and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.20††	Master Services Agreement, dated August 1, 2004, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.22 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.21	Amendment Number 1 to Master Services Agreement, dated July 31, 2016, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.22	Amendment Number 2 to Master Services Agreement, dated August 2, 2018, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.23	Amendment Number 3 to Master Services Agreement, dated January 1, 2019, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).

10.24††	Amendment Number 4 to Master Services Agreement, dated July 1, 2019, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.25	Amendment Number 5 to Master Services Agreement, dated March 19, 2020, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.26††	Amendment Number 6 to Master Services Agreement, dated September 1, 2020, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.28 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.27††	Amendment Number 7 to Master Services Agreement, dated July 15, 2021, by and between American Express Travel Related Services Company, Inc. and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.28††	Master Services Agreement, dated January 4, 2008, by and between JPMorgan Chase Bank, National Association and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.29	Amendment to Master Services Agreement, dated May 1, 2014, by and between JPMorgan Chase Bank, National Association and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.30	Amendment 2 to Master Services Agreement, dated June 6, 2019, by and between JPMorgan Chase Bank, National Association and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.31††	Amendment 3 to Master Services Agreement, dated October 7, 2019, by and between JPMorgan Chase Bank, National Association and CompoSecure, L.L.C. (incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).
10.32†	CompoSecure, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-39687), filed with the SEC on March 14, 2022).
10.33†	Amendment No. 1, dated February 28, 2023, to Third Amended and Restated Credit Agreement, dated as of December 21, 2021, by and among CompoSecure, L.L.C., Arculus Holdings, L.L.C., CompoSecure Holdings, L.L.C., the Lenders (as defined therein) parties thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-39687), filed with the SEC on March 10, 2023).
21.1*	List of Subsidiaries.
23.1*	Consent of Grant Thornton LLP

31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	CompoSecure, Inc. Compensation Recoupment Policy, adopted December 1, 2023
101	Pursuant to Rules 405 and 406 of Regulation S-T, the following information from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 is formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statement of Stockholders' Equity; (iv) the Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

*   Filed herewith.

**   Furnished herewith.

\+   Indicates management contract or compensatory plan or arrangement.

†   Schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

††   The Company has redacted provisions or terms of this Exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). The Company agrees to furnish an unredacted copy of the Exhibit to the SEC upon its request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


CompoSecure, Inc.

By: /s/ Jonathan Wilk
    Jonathan Wilk
    President and Chief Executive Officer

Date: March 12, 2024


Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jonathan Wilk Jonathan Wilk	President, Chief Executive Officer and Director (Principal Executive Officer)	3/12/2024
/s/ Timothy Fitzsimmons Timothy Fitzsimmons	Chief Financial and Accounting Officer (Principal Financial and Accounting Officer)	3/12/2024
/s/ Mitchell Hollin Mitchell Hollin	Chairman of the Board of Directors	3/12/2024
/s/ Michele Logan Michele Logan	Director	3/12/2024
/s/ Paul Galant Paul Galant	Director	3/12/2024
/s/ Niloofar Razi Howe Niloofar Razi Howe	Director	3/12/2024
/s/ Brian F. Hughes Brian F. Hughes	Director	3/12/2024
/s/ Jane J. Thompson Jane J. Thompson	Director	3/12/2024

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Company Profile

Founded in 2000, CompoSecure (Nasdaq: CMPO) is a technology partner to market leaders, fintechs and consumers enabling trust for millions of people around the globe. The Company combines elegance, simplicity and security to deliver exceptional experiences and peace of mind in the physical and digital world. CompoSecure's innovative payment card technology and metal cards with Arculus security and authentication capabilities deliver unique, premium branded experiences, enable people to access and use their financial and digital assets, and ensure trust at the point of a transaction. For more information, please visit www.composecure.com and www.getarculus.com

Cautionary Note Regarding Forward Looking Statements

This report, our Annual Report on Form 10-K, and the documents incorporated by reference therein, may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although the Company believes that its plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning the Company's possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. In some instances, these statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates" or "intends" or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, among others, could affect the Company's future results and could cause those results or other outcomes to differ materially from those expressed or implied in the Company's forward-looking statements: the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees; the possibility that the Company may be adversely impacted by other economic, business, and/or competitive factors; the outcome of any legal proceedings that may be instituted against the Company or others; future exchange and interest rates; and other risks and uncertainties indicated in this report, including those under "Risk Factors" in our Annual Report on Form 10-K and other filings that have been made or will be made with the SEC. These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this report are more fully described in the "Risk Factors" section. The risks described in "Risk Factors" are not exhaustive. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures For a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, please see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Use of non-GAAP Financial Measures included in our Annual Report on Form 10-K.



309 Pierce Street
Somerset NJ, 08873
(908) 518-0500
www.composecure.com